Exhibit 2.1

Share and Asset Purchase Agreement

dated September 10, 2014

by and between

TRW AUTOMOTIVE INC.

– “Seller” –

on the one hand and

PLATIN 1058. GMBH

– “Purchaser” –

on the other hand

on the sale of certain shares and assets pertaining to the Seller’s worldwide engine components business

TABLE OF CONTENTS

1.	Definitions and Interpretation	4

2.	Sale and Purchase of Shares	25

3.	Sale and Purchase/Transfer of Assets	30

4.	Business Employees	37

5.	Purchaser Designee	42

6.	Ancillary Agreements	43

7.	Purchase Price; Purchase Price Adjustment	43

8.	Closing Date Statements	48

9.	Closing	50

10.	Seller’s Representations	54

11.	Remedies	71

12.	Taxes	75

13.	Environmental Indemnifications	85

14.	Product Liability Claims and Recalls	92

15.	Limitations	93

16.	Survival	94

17.	Purchaser’s Representations	95

18.	Seller’s Covenants and Undertakings	96

19.	Non-Compete Obligation	99

20.	Merger Control Filings	100

21.	Cooperation and Post Closing Obligations	100

22.	Confidentiality and Announcements	105

23.	Notices	106

24.	Miscellaneous	107

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THIS SHARE AND ASSET PURCHASE AGREEMENT is made as of September 10, 2014 between:

(1)	TRW Automotive Inc., a stock corporation under the laws of Michigan, with corporate seat in Livonia, Michigan, USA (“Seller”); and

(2)	Platin 1058. GmbH, a German limited liability company, having its registered seat in Frankfurt am Main, registered in the commercial register of the local court of Frankfurt am Main under no. HRB 99972, with registered business address at c/o Vorratsgesellschaften GmbH, An der Welle 4, 60322 Frankfurt am Main (“Purchaser”, and together with the Seller the “Parties”).

RECITALS

(A)	As of the date hereof (the “Signing Date”) and as of the Closing Date, Seller is directly and indirectly through the Selling Affiliates, the Sold Entities and the JV Entities engaged in the engine components business relating to the designing, developing, simulation, testing, manufacturing and selling of engine valves, valve train components, valve rotators, retainers, trappets, rocker arm assemblies, valve seat inserts and valve guides, in each case for the automotive industry,

(i)	including the respective manufacturing, production and/or development locations and activities, comprising work force, certain contracts and certain assets, pertaining to the engine components business (collectively, the “Business Activities”) in Germany, France, Luxembourg, the U.S., Mexico, Brazil, Czech Republic and China;

(ii)	including the respective sales activities, comprising sales force, certain sales and dealer contracts and certain assets (collectively, the “Sales Activities”) in Germany, France, the U.S., Mexico, Brazil, Czech Republic and China; and

(iii)	including the Business Activities and Sales Activities of the JV Entities in the U.S., Venezuela, South Korea, China and Thailand

and in each case, as conducted as of the Closing Date (the “Business”).

(B)	Each of the companies listed in Schedule (B) under the heading “Sold Entities” is a direct or indirect wholly-owned subsidiary of the Seller that is engaged primarily in the operation of the Business (collectively the “Sold Entities” and all shares in such Sold Entities collectively the “Sold Shares”). Each Sold Entity is owned by the entities listed directly opposite such Sold Entity’s name on Schedule (B) under the heading “Share Selling Affiliate” (collectively, the “Share Selling Affiliates”).

(C)

Each of the companies listed in Schedule (C) under the heading “JV Entities” is a company that is engaged primarily in the operation of the Business (collectively, the “JV Entities” and, to the extent the Relevant JV Sale Permission has been obtained, the “Sold JV Entities”). The shares in the JV Entities are held by the respective direct or indirect wholly-owned subsidiary of the Seller (the “Relevant JV Share Seller”) and its respective joint venture partner (the “Relevant JV Partner”) as set

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out directly opposite to such JV Entity’s name on Schedule (C) under the headings “Relevant JV Share Seller” and “Relevant JV Partner”. The shares held by the Relevant JV Share Seller in the JV Entities are collectively referred to as the “JV Shares” and, to the extent the Relevant JV Sale Permission has been obtained, the “Sold JV Shares”.

(D)	Each of the companies listed in Schedule (D) is a wholly-owned subsidiary of the Seller that owns certain assets that are used primarily in connection with the operation of the Business (collectively, the “Asset Selling Affiliates” and together with the Share Selling Affiliates and the Relevant JV Share Sellers, the “Selling Affiliates”).

(E)	Purchaser is, inter alia, engaged, through its Affiliates, in the manufacture and sale of original and aftermarket automotive products.

(F)	Under the French Labor Code, the competent French Works Councils will need to be informed and consulted (such process of informing and consulting, the “Works Councils Process”) prior to any binding agreement to transfer any interests in a French entity. Accordingly, Purchaser desires to make an irrevocable offer to acquire the Sold Shares in the French Entities (together, the “French Shares”) pursuant to the terms and conditions set forth herein and in particular Section 2.2, which offer can be accepted or rejected by the Seller after completion of the Works Councils Process as set out in this Agreement.

(G)	Seller, after strategic review of its business portfolio, wishes to transfer and assign to Purchaser or a Purchaser Designee, and Purchaser, directly or through a Purchaser Designee, wishes to purchase, acquire and assume from Seller and the Selling Affiliates certain assets, contracts, liabilities and employees pertaining to the Business as well as the Sold Shares and the JV Shares upon the terms and conditions set out in this agreement (the “Agreement”).

(H)	The Parties also intend that designated Seller’s Group Companies on the one hand and Purchaser, the Purchaser Designees and/or the Sold Entities or the Sold JV Entities, respectively, on the other hand will, at the Closing Date, enter into various ancillary agreements, such as, inter alia, transition services agreements and certain other ancillary agreements, as the case may be, as may be required to transfer and/or to continue the Business after Closing.

(I)	Prior to the conclusion of this Agreement, Purchaser had the opportunity to carry out a review and to assess the Business. The information disclosed to Purchaser comprises, inter alia, documents contained in the VDR.

NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. Definitions and Interpretation

1.1	In this Agreement, the following terms shall have the meanings specified in this Section 1.1:

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“Acceptance Notice”	shall mean a written notice by Seller to Purchaser indicating the acceptance of the French Offer with respect to the French Shares substantially in the form attached hereto as Schedule 2.2(f)(A).

“Affiliates”	shall mean, with respect to a Person, any other Person which (i) is an affiliated company (verbundenes Unternehmen) to the respective Person in the meaning of Sections 15 et seqq. of the German Stock Corporation Act (Aktiengesetz) or (ii) directly or indirectly, controls, is controlled by or is under common control with, such specified Person, in each case at the time the determination of affiliation is made and with respect to Purchaser, excluding any stockholder of Federal-Mogul Holdings Corporation, a Delaware corporation, and with respect to Seller, excluding any stockholder of TRW Automotive Holdings Corp. For purposes of this definition, “control” means the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements”	shall have the meaning set forth in Section 6.

“Assets”	has the meaning set forth in Section 10.6a).

“Assumed Contracts”	has the meaning set forth in Section 3.2(a).

“Assumed Liabilities”	has the meaning set forth in Section 3.3(a).

“Base Purchase Price”	shall mean a fixed amount of USD 385,000,000.00 (in words: three hundred eighty five million US Dollars).

“Beneficiary Party”	shall mean the Party which has borne Individual Incident Costs in case an Individual Incident has occurred.

“Breach”	shall mean any breach or non-fulfilment by Seller of any of (a) Seller’s Representations, or (b) Seller’s covenants or obligations (other than those contained in Sections 3.3(c), 12 and 13) contained in this Agreement.

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“Business Day”	shall mean each day (excluding Saturdays and Sundays) on which banks are generally open in Frankfurt am Main, Germany, and New York, New York, for the transaction of normal banking business.

“Business Employees”	the employees of (i) the Sold Entities, (ii) the Asset Selling Affiliates pertaining to the Business (iii) the JV Majority Participations and (iv) eight (8) employees employed by other Seller’s Affiliates to the extent they are provided in the list of Business Employees provided in section 16.2.7 of the VDR that shall be transferred directly or indirectly to the Purchaser or a Purchaser Designee (in case of the JV Majority Participations, to the extent the Relevant JV Sale Permission has been obtained prior to the JV Long Stop Date) pursuant to the terms and conditions of this Agreement.

“Business Records”	shall mean all business books and records of non-technical nature, including, but not limited to, all customer and vendor lists, all files and documents relating to customers and vendors of the Business; all production data, equipment maintenance data, accounting records, inventory records, sales and sales promotional data, advertising materials, cost and pricing information, business plans, reference catalogs and any other such data and records, in each case,

(i) which are owned by and reasonably available (i.e. without any further actions being required to prepare any such books and records) at one of the Seller’s Group Companies,

(ii) which are related to the ordinary course of business of the Seller’s Group Companies,

(iii) to the extent predominantly attributable to the Business, and

(iv) which are not Retained Business Records.

“Cash”	has the meaning set forth in Section 7.3(b).

“CET” / “CEST”	shall mean Central European Time / Central European Summer Time.

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“Chinese JV Closing Conditions”	shall mean the fulfilment of certain other conditions precedent (aufschiebende Bedingungen) as set out under the Local Share Sale and Transfer Agreements for the Chinese JV Shares together with the Chinese JV Sale Approval.

“Chinese JV Sale Approval”	shall mean the approval by the Chinese Ministry of Commerce or its local counterparts of the transfer of the Chinese JV Shares.

“Chinese JV Shares”	shall mean the JV Shares in (1) Shin-Han (Beijing) Automobile Parts System Co., Ltd and (2) Fuji Valve (Guangdong) Co., Ltd.

“Closing”	shall mean the completion (Vollzug) of the transactions contemplated in this Agreement.

“Closing Actions”	has the meaning set forth in Section 9.5.

“Closing Conditions”	means the conditions set forth in Sections 9.2 and 9.3.

“Closing Date”	shall mean the date on which all Closing Conditions have been fulfilled and all Closing Actions have taken place (except for Closing Actions which have been waived pursuant to Section 2.2(h) or Section 9.7), 24:00 hours CET (end of day).

“Closing Date Certificate”	shall mean a statement setting out the calculation of the Purchase Price in all relevant details, in each case to be determined as set forth in Section 7.3 and Section 8.

“Closing Date Statements”	shall mean individual balance sheets of the Sold Entities and net asset statements of the Business relating to the Asset Selling Affiliates as of the Closing Date.

“Closing Memorandum”	Shall mean a memorandum stating that all Closing Conditions have been fulfilled and that all Closing Actions have been either completed or waived and that Closing has occurred.

“Confidential Information”	shall mean the content of this Agreement and all information of a confidential nature associated with the Seller’s Group and/or Purchaser’s Group, including business, organizational, technical, financial, operational, regulatory or sales information.

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“Consolidated Carve-out Statements”	shall mean the consolidated carve-out statements for the Business for the financial years ending December 31, 2013 and December 31, 2012.

“Copyrights”	shall mean all copyrights, ancillary rights and sui-generis rights – e.g. database rights – existing under the applicable copyright laws, whether in published or unpublished works and whether registered or unregistered; any rights to computer programs (software), including such as according to Section 69b German Copyright Act, rights to compilations, collective works and derivative works of any of the foregoing and moral rights in any of the foregoing; rights to use and/or exploit any of the foregoing (Nutzungs- und/oder Verwertungsrechte); and registrations and applications for registration for any of the foregoing and any renewals or extensions thereof.

“Covered Property”	shall mean the real estate listed in Schedule 10.7(a) and 10.7(b) on the Closing Date.

“Current Remediation Measures”	shall mean (i) Remediation Measures being implemented as of the date of signing of this Agreement for the specific Existing Environmental Conditions identified in Schedule 13.2(a) on the properties listed therein, and (ii) any additional Remediation Measures, to the extent required to satisfy a Remediation Obligation for the Existing Environmental Conditions defined therein. By way of example, if (x) remediation of a specific chemical caused by a leak from a specific area is identified in Schedule 13.2(a) and after the Closing Date additional or different actions are ordered by a Governmental Authority to remediate that same chemical from that same area, the resulting Remediation Measures would be regarded as Current Remediation Measures, whereas (y) if the same chemical is subsequently detected at a different location and does not originate from the location identified in Schedule 13.2(a) and is not associated with or related to the Existing Environmental Condition that is the subject of the Current Remediation Measures, then the subsequently identified chemical would not be an Existing Environmental Condition subject to Current Remediation Measures.

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“De Minimis Amount”	Shall, subject to Section 15.1(a), mean an amount of USD 300,000.00 (in words: three hundred thousand US Dollars).

“Employment Offer”	shall mean an offer of employment to all Business Employees which becomes effective on the Closing Date and which provides for substantially similar terms and conditions as those for which the Business Employee was employed at the Closing Date, with full recognition of the Business Employee’s period of service with Seller or the respective Selling Affiliate as if such period of service was with Purchaser or the Purchaser Designee.

“Environmental Condition”	has the meaning set forth in the definition of “Existing Environmental Condition”.

“Environmental Laws”	shall mean all applicable Laws relating to the regulation, protection, or preservation of the environment (including indoor and ambient air, soil, sediment, surface water, groundwater, wetlands, land or subsurface strata), natural resources, public health and safety or worker health and safety, or that pertain to the handling, use, manufacturing, processing, storage, treatment, transportation, discharge, release, emission, disposal, re-use, recycling, or other management, contact or involvement with Hazardous Substances, as in force and effected on the Closing Date (or such other date as and to the extent provided in Section 13.5(f)).

“Environmental Losses”	shall mean all Losses resulting from Existing Environmental Conditions, Current Remediation Measures, Investigated Sites Remediation Measures or Future Remediation Measures.

“Environmental Losses Indication”	shall mean actual knowledge of Powertrain’s Global Director of EH&S, the responsible Plant EHS official or Plant manager of specific facts indicating existing, expected or upcoming Environmental Losses.

“Environmental Losses Notice”	shall mean a written notice of Purchaser to Seller of an Environmental Losses Indication.

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“Environmental Permits”	shall mean all Governmental Permits which are required under Environmental Laws in order to operate the Business as presently conducted.

“EURIBOR”	shall mean the European inter-bank offered rates for Euro deposits with interest periods of three months quoted on the Reuters Pages 248, 249 at 12.00 a.m. CET on the first Business Day of the calendar month as of which the respective payment becomes due (fällig).

“Excluded Assets”	has the meaning set forth in Section 3.1(d).

“Excluded Environmental Liabilities”	shall mean (1) any loss or liability of any kind or nature arising under Environmental Law and relating to any real property previously owned, leased or operated by any Sold Entity and the JV Majority Participations and any other real property previously owned, leased, occupied or otherwise operated in connection with the Business; and (2) any Environmental Losses required to be indemnified by Seller pursuant to Section 13.

“Excluded Liabilities”	has the meaning set forth in Section 3.3(b).

“Existing Environmental Condition”	shall mean (1) harmful soil changes and contamination (in Germany: hazardous soil alterations within the meaning of the Federal Soil Protection Act (Bundes-Bodenschutzgesetz, section 2(3)), historical contamination within the meaning of Section 2(5) Federal Soil Protection Act or hazardous alterations of water caused by hazardous soil alterations and historical contamination within the meaning of section 4(3) sentence 1 Federal Soil Protection Act; in France, Thailand, the U.S., Mexico, Brazil, Czech Republic and China: pursuant to the respective applicable equivalent statutory provisions, (2) pollution or contamination of surface and groundwater, (3) pollution or contamination of surface air or subsurface air, (4) environmental damage within the meaning of the Environmental Damage Act (Umweltschadensgesetz), (5) pollution or contamination of any other environmental medium and consequent damage to natural resources, and/or (6) adverse impacts to the indoor environment as a result of a release of Hazardous Substances that create an unacceptable

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risk to human health, whereas the foregoing shall be deemed to also refer to the respective applicable equivalent or analogous Laws and statutory provisions of France, Thailand, the U.S., Mexico, Brazil, Czech Republic and China (“Environmental Condition”), in each case existing on or prior to the Closing Date on, in, under, above or originating from the Covered Property. With regard to whether an Environmental Condition discovered after Closing is a Current Remediation Measure, Investigated Site Remediation Measure, or Future Remediation Measure the following provisions apply: (1) Seller shall have the burden of proving an Environmental Condition discovered during the first five (5) years following Closing is a not an Existing Environmental Condition; and (b) Purchaser shall have the burden of proving an Environmental Condition discovered more than five (5) years following Closing is an Existing Environmental Condition.

“Financial Debt”	has the meaning set forth in Section 7.3(a).

“Fixed Assets”	shall mean machinery, equipment, computer hardware, vehicles, tools, dies, repair and replacement parts, office furniture, fixtures and equipment owned by Seller or the respective Asset Selling Affiliate, except to the extent disposed of in the ordinary course of business prior to the Closing Date, and additional items as are acquired in the ordinary course of business prior to the Closing Date in accordance with the terms and conditions of this Agreement including, but not limited to, the items listed in Schedule 3.1(c)(aa).

“French Base Purchase Price”	shall mean the amount allocated to the French Entities as set forth in Schedule 7.2(b).

“French Closing”	shall mean the closing of the purchase and sale of the French Shares.

“French Entities”	shall mean, collectively, TRW Composants Moteurs S.A.S., a simplified stock corporation (société par actions simplifiée) organized under the laws of France, with corporate seat in 31, rue des Forges—67130 Schirmeck, France, and registered with the commercial register of

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Saverne, France, under registration no. 440 258 150 and TRW Orléans Composants Moteurs S.A.S., a simplified stock corporation (société par actions simplifiée) organized under the laws of France, with corporate seat in 15, avenue Buffon – 45071 Orléans, France, and registered with the commercial register of Orléans, France, under registration no. 410 049 795.

“French Sales Agreements”	shall mean the agreements to be entered into among Purchaser and Seller for the purchase of the French Shares in form and substance reasonably agreed by the Parties.

“French Works Councils”	shall mean the works council (comité d’entreprise) of the French Entities at the relevant level, according to French Law.

“French Works Councils Process”	shall mean the consultation process with the French Works Councils.

“Fundamental Representations”	shall mean the Seller’s Representations in Sections 10.1 through 10.3, and Section 10.6(b).

“Future Remediation Measures”	shall mean Remediation Measures that are not Current Remediation Measures and that are not Investigated Sites Remediation Measures that are in response to a Remediation Obligation for an Existing Environmental Condition on the Covered Property.

“Governmental Authority”	shall mean any court or tribunal in any jurisdiction (domestic, foreign, international or supranational) or any governmental or regulatory body, agency, department, commission, board, bureau or similar authority or instrumentality (domestic, foreign, international or supranational).

“Governmental Permits”	shall mean all governmental permits and licenses, certificates of inspection, approvals, consents, clearances, exemptions, waivers, certifications, accreditations or other authorizations issued to Seller or a Selling Affiliate with respect to the Business and relating to the operation of the Business as currently conducted under applicable Laws.

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“Hazardous Substance”	shall mean any material, chemical, compound, substance, mixture, waste, or by-product (regardless of physical form or concentration) that (a) is hazardous, toxic, infectious, explosive, radioactive, carcinogenic, ignitable, corrosive, reactive, or otherwise deleterious to living things or the environment, or (b) is or becomes identified, defined, designated, listed, restricted or otherwise regulated under Environmental Laws.

“IC Clearing Payables and Receivables Assignment and Assumption Agreement”	shall mean an assignment and assumption agreement relating to (i) the sale and transfer of rights under the Inter-Company Clearing Payables to Purchaser and (ii) the assumption of obligations under the Inter-Company Clearing Receivables by Purchaser with effect as of the Closing Date, in form and substance reasonably satisfactory to each of the Parties.

“Individual Incident”	shall mean an individual Environmental Condition defined by the origin, nature and extent of a Hazardous Substance at a Covered Property. By way of example, existence of soil contamination by petroleum on one part and groundwater contamination by chlorinated solvents on a different part of a Covered Property, shall be regarded as two distinct and different Individual Incidents. By way of further example, each of the Existing Environmental Conditions identified in Schedule 13.2(a) constitutes a single Individual Incident. Migration of a Hazardous Substance originating on a Covered Property from one location to another location does not constitute separate Individual Incidents. By way of example, existence of groundwater contamination by chlorinated solvents at one location that has migrated to another location shall be regarded as a single Individual Incident.

“Individual Incident Costs”	shall mean the Environmental Loss related to an Individual Incident.

“Individual Incident Cost Sharing Amount”	shall mean an amount of USD 3,000,000.00.

“Initial Closing Statement”	shall mean a statement setting forth Seller’s good faith calculation of the estimated amounts of Financial Debt, Cash and Net Working Capital, in each case as of the Measurement Time.

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“Inter-Company Financing”	shall mean certain inter-company cash pooling or other inter-company financing arrangements with certain Seller’s Group Companies.

“Inventories”	shall mean all inventory of raw materials, work-in-process and finished goods, supplies and spare parts existing on the Closing Date, whether in Seller’s or any Asset Selling Affiliate’s possession, in transit to or from Seller or an Asset Selling Affiliate, or held by any Third Party for the benefit of an Asset Selling Affiliate.

“Investigated Sites”	shall mean the sites listed in Schedule 13.2(d).

“Investigated Sites Remediation Measures”	shall mean Remediation Measures that are not Current Remediation Measures and that are not Future Remediation Measures that are undertaken after the Closing Date in response to Remediation Obligations for Existing Environmental Conditions, if any, identified as a result of the Limited Phase-II Assessment defined in Schedule 13.2(d). By way of example, any Remediation Measures taken in connection with an Existing Environmental Condition identified by the Limited Phase II Assessment but not covered in Schedule 13.2(d) shall be treated as Future Remediation Measures.

“IP Rights”	shall mean any patents, utility models, design rights – whether registered or not – Copyrights, topography rights, mask works, Trademarks, domain names, technical and business secrets, formulae/specifications, recipes, know-how, applications to register and rights to apply for any of the aforementioned rights, and any divisional, renewals, continuations, reissuances and extensions of such rights, rights in unpatented technical and other know-how (whether patentable or not), inventions and any other intellectual or industrial property rights of any nature whatsoever in any part of the world, whether registered or unregistered (including all rights to sue and recover and retain damages, costs and attorney’s fees for past, present and future infringement and any other rights relating to any of the foregoing).

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“IT Assets”	shall mean IT- and telecommunication-hardware and software programs, such as (if any) data, databases servers, computers, notebooks, workstations, tablet-pcs, printers, routers, hubs, switches, telephone devices, mobile telephones, and all associated documentation.

“JV Long Stop Date”	shall mean one hundred twenty (120) days after the Closing Date.

“JV Majority Participations”	shall mean, collectively TRW Fuji Valve Inc. (Tennessee, USA) and TRW Fuji Serina Co., Ltd. (Thailand).

“JV Minority Participations”	shall mean the JV Entities except the JV Majority Participations.

“Law” or “Laws”	shall mean any applicable foreign, federal, state, or local law, statute, ordinance (Verwaltungsvorschrift), rule, directive or regulation (technische Norm oder Regelwerk), code, judgment, constitution, principle of common law, edict, treaty, ruling or directive or similar regulation of general applicability (or of specific applicability to the applicable Person) of any Governmental Authority.

“Liability Cap”	shall mean an amount of USD 53,000,000.00 (in words: fifty three million US Dollars).

“Limited Phase-II Assessment”	shall mean the actions to be taken to assess the specific potential environmental conditions described in Schedule 13.2(d) to be conducted on the Investigated Sites.

“Local Asset Sale and Transfer Agreements”	shall mean the sale, if applicable, and/or the transfer, assignment and assumption agreement relating to transfer and handing over of the other Sold Assets, the Assumed Contracts, the Business Employees and the assumption of the Assumed Liabilities as contemplated by this Agreement in each relevant jurisdiction, in each case with a content reasonably acceptable to the Parties and subject to the requirements under applicable Law.

“Local Sale and Transfer Agreements”	shall mean the Local Asset Sale and Transfer Agreements collectively with the Local Share Sale and Transfer Agreements.

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“Local Share Sale and Transfer Agreements”	shall mean the transfer forms or agreements relating to the sale, if applicable, and/or the transfer of the Sold Shares, including, if applicable, the French Shares, and the Sold JV Shares to Purchaser or Purchaser Designee in each relevant jurisdiction, in each case with a content reasonably acceptable to the Parties and subject to the requirements under applicable Law.

“Local TSAs”	shall mean local transitional service agreements under which the transitional services in the different jurisdictions shall be performed and which shall be attached to the Master TSA as exhibits.

“Longstop Date 1”	shall mean the time period of twelve (12) months after the Signing Date.

“Longstop Date 2”	shall mean the time period of thirty (30) Business Days after the fulfilment of all Closing Conditions.

“Losses”	shall mean any and all liabilities, reasonable costs and expenses and other damages within the meaning of Sections 249 et seqq. of the German Civil Code (Bürgerliches Gesetzbuch) or similar or comparable Laws of jurisdictions outside Germany (including, for the avoidance of doubt, personal damages), excluding, however, any potential or actual reduction (Minderung) in value of the Business, consequential or indirect damages (Folgeschäden, mittelbare Schäden), lost profits (entgangener Gewinn), income taxes payable as a result of the indemnity payment, frustrated expenses (vergebliche Aufwendungen) within the meaning of Section 284 of the German Civil Code, any internal administration and overhead costs as well as any losses based on the argument that the purchase price was calculated on the basis of incorrect assumptions or information, in each case except to the extent payable to a Third Party pursuant to a Third Party Claim, provided, however, that Purchaser is entitled to a Third Party Claim pursuant to Section 11.4 or Section 13.

“Master TSA”	shall mean a master transitional service agreement in form and substance reasonably satisfactory to each of the Parties.

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“Material Adverse Effect”	shall mean any event, occurrence, fact, condition or change that has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Business taken as a whole, provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, or change, directly or indirectly, arising out of or attributable to: (i) changes resulting from general economic, business, political, financial or market conditions; (ii) changes resulting from changes generally applicable to the automotive business; (iii) changes resulting from any outbreak or escalation of hostilities, act or acts of war, sabotage, terrorism or military actions or other national or international calamity or crisis existing or underway; (iv) the suspension of trading in securities on any domestic or foreign stock exchange; (v) the taking of any action by any Governmental Authority in respect of its monetary or fiscal affairs; (vi) this Agreement or the transactions contemplated hereby, including the public announcement thereof pursuant to the terms hereof and acts of competitors or loss or threatened loss or change in the status of suppliers, customers, distributors, agents, licensors, or employees resulting therefrom; (vii) actions required under or in connection with this Agreement or any Ancillary Agreement; (viii) any change in Laws or the interpretation or enforcement thereof or any change in accounting principles or changes in the enforcement thereof, changes to US GAAP or changes resulting from the application of a different set of accounting principles; (ix) any effect resulting from actions taken, or not taken, with the consent or at the request of the Purchaser ; (x) any matter described in the Schedules, but solely to the extent the potential Material Adverse Effect arising from such matter (but for this clause (x)) is reasonably apparent on the face of such disclosure; (xi) any shareholder change at the shareholder level of TRW Automotive Holdings Corp.; (xii) any failure of any manufacturer or supplier of the Business to fulfill or timely fulfill its obligations

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vis-à-vis Seller or any of the Selling Affiliates in the context of existing constricted market conditions; (xiii) any adverse change or effect on the Business that is remedied by the Seller before the Closing Date; and (ivx) any failure by the Business to meet any internal or external projections, forecasts or estimates of revenues or earnings (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise described in this proviso may be taken into account in determining whether there has occurred a Material Adverse Effect); provided, that the matters described in clauses (i), (ii), (iii), (iv), (v) and (viii) do not disproportionately affect the Business, taken as a whole, as compared to other companies in the industry in which the Business operates, in which case, such matter shall be taken into account, to the extent of such disproportionate effect, in determining whether a Material Adverse Effect has occurred. For the avoidance of doubt, the Parties agree that any claims raised by any Third Party that may trigger a liability of the Seller under Sections 12, 13.2(a) and 13.2(d) will not qualify as a Material Adverse Effect.

“Material Agreements”	has the meaning set forth in Section 10.10(a).

“Measurement Time”	means 11:59 p.m. on the Closing Date.

“Merger Control Filings”	shall mean the filings necessary for the Merger Control Clearances.

“Net Working Capital”	has the meaning set forth in Section 7.3(c).

“Net Working Capital Target”	shall mean an amount equal to USD 52,000,000.00 (in words: fifty two million US Dollars).

“Neutral Auditor”	shall mean a firm of public accountants of recognized international standing to be jointly appointed by the Parties to act as an expert (Schiedsgutachter).

“Notice of Claim”	shall mean a notice in written form containing information on the facts (Sachverhalt) and the object of the Third Party Claim in reasonable detail as well as, to the extent feasible, the estimated amount involved.

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“Objecting Employee”	shall mean any Business Employee who objects to an automatic transfer of his/her employment relationship to Purchaser or a Purchaser Designee or does not accept an Employment Offer or is not transferred to the Purchaser or a Purchaser Designee for any other reason for which the Purchaser or such Purchaser Designee may not be held responsible pursuant to this Agreement.

“Objection Notice”	shall mean a written report of objections by Seller to Purchaser after the receipt of the Closing Date Statements and the Closing Date Certificate, specifying in detail the grounds for the objections (such specification to be supported by copies of all relevant documents).

“Parties”	shall mean Seller and Purchaser.

“Person”	shall mean any individual, corporation, partnership, firm, association, joint venture, joint stock company, trust, unincorporated organization or other entity, or any Governmental Authority.

“Post-Closing Date Period”	shall mean the time period after the Closing Date.

“Pre-Closing Date Period”	shall mean the time period (Zeitraum) prior to and including the Closing Date.

“Preliminary Purchase Price”	shall mean the Purchase Price determined in accordance with Section 7.1 using the estimates of the Initial Closing Statement.

“Proceeding”	shall mean any claim, action, charge, complaint, mediation, suit, inquiry, hearing, order, proceeding, arbitration or investigation by or before any Governmental Authority.

“Products”	product designed, manufactured, assembled or sold for or by the Sold Entities, the JV Majority Participations and, to the extent relating to the Business, the Asset Selling Affiliates on or prior to the Closing Date.

“Product Liability Claim”	shall mean a claim made in respect of any product or service as a result of its failure to comply with any warranty, representation (expressly or impliedly made in relation to it), any specifications provided in relation to it or any applicable Law.

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“Public Permits”	shall mean all Governmental Permits and all other material permits, licenses, authorizations, consents, registrations, approvals and notifications under public Law which are required in order to operate the Business as presently conducted.

“Purchase Price”	has the meaning set forth in Section 7.1.

“Purchaser”	has the meaning set forth in the preamble.

“Purchaser Claim”	shall mean the amount of any Losses incurred or suffered by a Purchaser Indemnified Party as a result of a Breach.

“Purchaser Designees”	shall mean Purchaser’s Group Company/Companies.

“Purchaser Indemnified Parties”	shall mean Purchaser, its Affiliates, Purchaser Designees, Sold Entities or Sold JV Entities, and their respective directors, officers, managers and employees.

“Purchaser’s Group”	shall mean Purchaser and its Affiliates excluding the Sold Entities and the JV Entities.

“Purchaser’s Group Company”	shall mean each company of the Purchaser’s Group.

“Rejection Notice”	shall mean a written notice by Seller to Purchaser indicating the rejection of the French Offer with respect to the French Shares substantially in the form attached hereto as Schedule 2.2(f)(B).

“Relevant JV Closing”	shall mean the closing of the purchase and sale of the affected Sold JV Shares.

“Relevant JV Withheld Purchase Price”	shall mean the amount of the Base Purchase Price attributed to the affected JV Shares pursuant to the Base Purchase Price Allocation as set forth in Schedule 7.2(b).

“Relevant Prevention Rights”	shall mean certain pre-emptive rights, tag along rights, rights of first refusal and similar rights as may be applicable by Law, the articles of association (or other constituent documents) of the relevant JV Entity, any shareholders’ agreement or any other agreement, as the case may be, that

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could give the Relevant JV Partner the right to prevent the Relevant JV Share Seller from selling and transferring the relevant JV Shares to Purchaser or to a Purchaser Designee.

“Remediation Obligation”	shall mean Remediation Measures: (a) resulting from (1) a final or immediately enforceable order, decree or demand issued by any Governmental Authority, or (2) an enforceable court judgment, or final arbitral award against Purchaser or Purchaser’s Affiliates (including the Sold Entities), or (3) an agreement of Seller with respect to the Business, Purchaser or Purchaser’s Affiliates (including the Sold Entities) with any Governmental Authority or other third party relating to Remediation Measures, that has been entered into after prior written consent of Seller not to be unreasonably withheld or delayed, or (4) a legal obligation of Purchaser or Purchaser’s Affiliates (including the Sold Entities) to investigate, eliminate, reduce, secure, remediate or otherwise remedy Environmental Conditions; or (b) to address Environmental Conditions that are reasonably likely to pose unacceptable risks to human health and safety based on the risk-assessment principles documented in Schedule 13.4(g).

“Remediation Measures”	shall mean measures to investigate, eliminate, reduce, secure, remediate or otherwise remedy Environmental Conditions in accordance with Environmental Law in the jurisdiction where such measures are being implemented. In the absence of Environmental Laws in a particular jurisdiction, the Parties agree to conduct Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures based on the risk-assessment principles documented in Schedule 13.4(g).

“Retained Business Records”	shall mean business books and records of Seller or any Selling Affiliate which

(i) to the extent the same relate to Excluded Assets or Excluded Liabilities;

(ii) are confidential personnel records pertaining to any Business Employee that are not permitted by applicable Law to be transferred;

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(iii) are personnel records and other books and records relating to the Business that Seller or any Affiliate of Seller is required by applicable Law to retain, unless and except to the extent that copies thereof may be made and transferred to Purchaser in accordance with applicable Law;

(iv) to the extent the same relate to an information management system of Seller or any Affiliate of Seller;

(v) are records of customer orders to the extent not relating to the Business;

(vi) are information which, subject to any applicable Law or contractual obligations, is prohibited from transfer or disclosure to Third Parties.

“Scheduled Closing Date”	shall mean the last Business Day of the Seller’s fiscal month in which the last Closing Condition has been fulfilled.

“Seller”	has the meaning set forth in the preamble.

“Seller Group Designations”	shall mean the designation “TRW” and/or the logo, and/or any other Trademark used by or registered for any of the Seller’s Group Companies (other than the Sold IP Rights), or any component thereof (with or without any additions).

“Seller’s Group”	shall mean Seller and its Affiliates excluding the Sold Entities and the JV Entities.

“Seller’s Group Company”	shall mean each company of the Seller’s Group.

“Sold Assets”	has the meaning set forth in Section 3.1(c).

“Sold IP Rights”	shall mean all IP Rights owned by Seller or an Asset Selling Affiliate that are predominantly used in or related to the Business, including, but not limited to, those items listed in Schedule 3.1(c)(ee).

“Sold IT Assets”	shall mean all IT Assets predominantly attributable to the Business and owned by Seller or an Asset Selling Affiliate.

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“Sold Real Property”	shall mean all real property listed in Schedule 3.1(c)(aa).

“Third Party”	shall mean any Person who or which is neither a Party to this Agreement nor an Affiliate of a Party to this Agreement.

“Third Party Consents”	shall mean the consents of the Third Parties which are required for an assumption of the Assumed Contracts by Purchaser with full discharge (Vertragsübernahme mit befreiender Wirkung) of Seller and the Asset Selling Affiliates.

“Threshold”	shall mean an amount of USD 5,000,000.00 (in words: five million US Dollars).

“Time Limitations”	has the meaning set forth in Section 16.1.

“Trademarks”	shall mean trademarks, service marks, trade names (Unternehmenskennzeichen), certification marks, collective marks, work title (Werktitel) and other proprietary rights to any words, names, slogans, symbols, logos, tones, positions, devices or combinations thereof used to identify, distinguish and indicate the source or origin of goods or services, each of them irrespective of whether registered or not; rights in internet domain names; and the business goodwill associated with each of the foregoing.

“USD” or “US$”	shall mean US Dollar or US Dollars.

“VDR”	shall mean the virtual data room operated by Intralinks open for Purchaser’s inspection between July 14, 2014 and 11:59p.m. on September 6, 2014.

“Unrecoverable VAT”	shall mean any VAT with respect to which Purchaser or any Affiliate of Purchaser is not entitled to a refund, credit or other recovery of such amount upon subsequent resale of the assets subject to the VAT in the year of resale or otherwise.

“VAT”	shall mean any value added or similar Tax incurred in connection with this Agreement and the transactions contemplated hereby, including, for the avoidance of doubt, sales tax.

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“Works Councils Commitments”	shall mean any commitment, forward-looking statement, condition, obligation, requirement, undertaking or modification which could affect or prejudice the financial, legal or other position of any of the French Entities or of Purchaser or any of its Affiliates, including but not limited to a change in any of the terms of the French Sales Agreement.

1.2	The following other terms shall have the meanings as specified in this Agreement indicated below:

144A Offering	104
1933 Act	104
‘34 Act Disclosure	104
3TG	65
Agreement	4
Asset Selling Affiliates	4
Base Purchase Price Allocation	43
Business	3
Business Activities	3
Competitive Activities	99
Contract	63
Disclosed Information	73
Disclosure Schedules	54
Environmental Condition	10
Final Purchase Price Allocation	44
French Offer	26
French Purchase Price	26
French Shares	4
IMMEX License	71
IMMEX Program	71
Indemnifiable Tax	75
Inter-Company Clearing Payables	37
Inter-Company Clearing Receivables	36
Inter-Company Clearing Receivables Compensation	37
Inter-Company Loan Purchase Price	37
JV Entities	3
JV Shares	4
Material Agreements	63
Merger Control Clearances	50
Mexican Seller	85
Mexican Sold Entity	70
Taxing Authority	76
Third Party Claim	73

Mono Use IP Rights	58
Notarial Deed	53
Offer Period	26
Pre-Closing Date Period	75
Pre-Closing Restructuring	70
Product Liability Threshold	92
Purchaser Service Agent	109
Purchaser’s Environmental Indemnity Claims	85
Registered Offering	104
Relevant JV Partner	3
Relevant JV Sale Permission	28
Relevant JV Share Seller	3
Sales Activities	3
Seller Service Agent	110
Seller’s Knowledge	71
Seller’s Representations	54
Selling Affiliates	4
Share Selling Affiliate	3
Signing Date	3
Sold Entities	3
Sold JV Entities	3
Sold JV Shares	4
Sold Shares	3
Straddle Period Tax Return	79
Tax	75
Tax Encumbrances	69
Tax Indemnification Claim	76
Tax Proceeding	81
Tax Refund	76
Tax Return	76
Taxes	75
Works Councils Process	4

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1.3	The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement. All references to a “Section” refer to the corresponding section of this Agreement. The terms “hereof”, “herein” and “hereunder” shall refer to this Agreement as a whole and not to a specific provision of this Agreement. The term “including” shall not limit the preceding words or terms. Unless the context otherwise requires (i) the singular of defined terms shall include the plural and vice versa, and (ii) reference to any gender shall include each other gender. Any English language term to which a German or any other translation has been added in parentheses shall be interpreted throughout this Agreement within the meaning assigned to it by the German or the other translation, as the case may be.

2. Sale and Purchase of Shares

2.1	Sale and Purchase of the Sold Shares

a.	Subject to the terms and conditions of this Agreement, Seller hereby sells and agrees to cause the Share Selling Affiliates to sell the Sold Shares held by the Seller or the respective Share Selling Affiliates as set out in Schedule (B) to Purchaser, and Purchaser hereby agrees to accept this sale, in each case in accordance with the terms and conditions of this Agreement.

b.	Subject to the Closing and at the Closing Date, Seller shall cause the respective Share Selling Affiliates to transfer (übertragen) and assign the Sold Shares to Purchaser or a Purchaser Designee with effect as of the Closing Date which transfer and assignment Purchaser hereby agrees to accept.

c.	The sale and transfer of the Sold Shares shall include all ancillary rights (Nebenrechte) pertaining thereto, including the rights to any undistributed profits of the Sold Entities for the current and any prior business year, if any.

2.2	Sale and Purchase of the French Shares

a.	Purchaser hereby makes the French Offer for the French Shares pursuant to the terms and conditions of this Agreement. A final decision on the sale and transfer of any French Shares and the terms of any such sale will only be made by Seller in accordance with Section 2.2(e) up to and including Section 2.2(h) and after the Completion of the French Works Councils Process.

b.

As promptly as practicable following the Signing Date, Seller shall, or shall cause the French Entities to, initiate the French Works Councils Process and Seller will use best efforts to take all actions necessary to complete the French Works Councils Process as soon as practicable after the Signing Date. Purchaser shall promptly supply to Seller or any Seller’s Affiliate, upon its request and in writing if required, all relevant information reasonably requested by Seller or Seller’s Affiliates and Purchaser shall cooperate in good faith with all such efforts, including (i) attending works council meetings on the request

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of Seller, (ii) confirming (for itself and on behalf of its Affiliates) that it has no current plans to change the terms and conditions of employment of any employees assigned to the French Entities (including the terms of such employees’ salaries, bonuses and other benefits) and (iii), to the extent relevant to the French Works Councils Process and otherwise legally permitted, informing the representatives of the employees assigned to the French Entities of such current plans and not to make any contradicting statements. Seller shall keep Purchaser reasonably informed of the status of the French Works Councils Process.

c.	Purchaser hereby offers to purchase, separately or collectively, as the case may be, all of the French Shares on the terms and conditions set forth herein and in the French Sales Agreements, for a consideration equal to the aggregate of (i) the French Base Purchase Price as set forth in Schedule 7.2(b) and (ii) adjustments made to such French Base Purchase Price as set forth in Section 7.1 with respect to Cash, Financial Debt and the Net Working Capital of the French Entities, provided that for the purpose of such calculations the Net Working Capital Target shall be the Net Working Capital Target applicable to the French Entities, (such aggregate amount, the “French Purchase Price” and such offer, the “French Offer”), provided that, for the avoidance of doubt, the French Purchase Price shall be included in the Purchase Price.

d.	The French Offer shall remain open and irrevocable until the termination of the Agreement pursuant to Section 9.8, unless extended by mutual agreement of the Parties (the “Offer Period”). Completion of the French Works Councils Process shall be deemed to take effect with respect to a French Entity upon Seller considering that it has concluded the French Works Councils Process in respect of the proposed transaction in accordance with the applicable legislation. In the event that the French Works Councils fail to provide an opinion within the timeframe required by applicable French Law or any applicable collective bargaining agreement, after having been appropriately informed and consulted, which shall be determined by Seller, having regard to French legal requirements and past practice, Completion of the French Works Councils Process will be deemed to take effect upon such date as the Parties, acting reasonably and in good faith, determine jointly, that no further information and consultation process is required with the French Works Councils in respect of the contemplated transaction. Seller shall not make, propose or accept any Works Councils Commitment which could affect or prejudice the financial, legal or other position of any of the French Entities or of Purchaser or any of its Affiliates, including but not limited to a change in any of the terms of the French Sales Agreement to any of the French Works Councils, without the prior approval of the Purchaser. Purchaser shall be under no obligation to accept any Works Councils Commitment or change in terms of its French Offer.

e.

Seller shall not be obliged to sell or to cause the respective Share Selling Affiliates to sell the French Shares and shall be free to accept the French Offer with respect to the French Entities during the Offer Period. However, Seller

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agrees that, during the period up to the later of (x) the French Closing and (y) the first anniversary of the Closing Date, (i) neither Seller nor any of the Selling Affiliates will directly or indirectly discuss or pursue a possible sale or other disposition of the French Entities or any portion thereof (including any material assets of the French Entities), or provide any information in connection therewith to any Third Party (excluding the delivery of information to public authorities that must be delivered according to applicable Law), and that (ii) Seller and any of the Selling Affiliates will terminate any ongoing discussions and decline to entertain any future approaches of such nature in respect to the French Entities.

f.	Within ten (10) days following the Completion of the French Works Councils Process, Seller shall deliver an Acceptance Notice to Purchaser or a Rejection Notice. An Acceptance Notice shall be contingent on the consummation of the Closing. Upon receipt of an Acceptance Notice with respect to the French Shares, Purchaser and Seller shall promptly execute the French Sales Agreement. The Parties acknowledge that the outcome of the French Works Councils Process may influence the terms and conditions of the French Offer in respect of the French Shares, although it is also acknowledged that there is no obligation for either Party to agree towards each other on any changes to these terms and conditions.

g.	If with respect to the French Shares Seller delivers an Acceptance Notice at or prior to Closing, the French Closing shall occur concurrently with and as part of the Closing pursuant to the terms and conditions of this Agreement and the French Sales Agreements.

h.	If with respect to the French Shares Seller (i) does not deliver an Acceptance Notice in accordance with Section 2.2(f) following the Completion of the French Works Councils Process, and all other Closing Conditions and Closing Actions have been satisfied or waived in accordance with the terms of the Agreement or (ii) delivers a Rejection Notice, Purchaser may elect to waive the Closing Condition set forth in Section 9.3(h). If Purchaser elects to waive such Closing Condition,

aa.	at the Closing, Purchaser may withhold from the Preliminary Purchase Price the amount of the Base Purchase Price attributed to the French Shares pursuant to the Base Purchase Price Allocation as set forth in Schedule 7.2(b);

bb.	the French Shares shall not be Sold Shares and the French Entities shall not be Sold Entities for purposes of this Agreement;

cc.	Seller’s representations and covenants (to the extent such covenants are to be performed following such time) under this Agreement shall exclude any matters relating to the French Shares and the French Entities, other than as provided in Section 2.2(e).

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2.3	Sale and Purchase of the JV Shares

a.	The Parties agree and acknowledge that the sale and/or transfer of the JV Shares is subject (i) to the Relevant Prevention Rights and (ii), with respect to the transfer of the Chinese JV Shares, to the Chinese JV Sale Approval and the Chinese JV Closing Conditions. Therefore, a final decision on the sale and transfer of the JV Shares and the terms of any such sale and transfer can only be made by the Relevant JV Share Seller to the extent the Relevant Prevention Right has not been exercised and, with respect to the transfer of Chinese JV Shares, the Chinese JV Closing Conditions have been fulfilled. The Relevant Prevention Right is deemed to not have been exercised if either the exercise period as may be applicable by Law, the articles of association (or other constituent documents) of the relevant JV Entity, any shareholders’ agreement or any other agreement, as the case may be, has elapsed without exercise of the Relevant Prevention Right or the Relevant JV Partner has explicitly waived its Relevant Prevention Right (the “Relevant JV Sale Permission”).

b.	Subject to the terms and conditions of this Agreement and subject to the condition precedent (aufschiebende Bedingung) of the Relevant JV Sale Permission, Seller hereby agrees to cause the Relevant JV Share Seller to sell the relevant Sold JV Shares to Purchaser, or a Purchaser Designee, and Purchaser hereby agrees to accept this sale.

c.	Subject to the Closing and, with respect to the transfer of the Chinese JV Shares, subject to the fulfillment of the Chinese JV Closing Conditions, Seller shall cause the Relevant JV Share Seller, to transfer and assign the Sold JV Shares to Purchaser or Purchaser Designee at the Closing Date (with effect as of the Closing Date to the extent the Relevant JV Closing occurs concurrently with and as part of the Closing pursuant to the terms and conditions of this Agreement, and otherwise with effect as of the date of the Relevant JV Closing) which transfer and assignment Purchaser hereby agrees to accept, in each case in accordance with the terms and conditions of this Agreement.

d.	If the Relevant JV Sale Permission and, with respect to the transfer of the Chinese JV Shares, the Chinese JV Closing Conditions have been obtained or fulfilled prior to the Closing Date, the Relevant JV Closing shall occur concurrently with and as part of the Closing pursuant to the terms and conditions of this Agreement, except that the Relevant JV Closing in relation to the Chinese JV Shares shall occur at such time and date as set out under the Local Share Sale and Transfer Agreements for the Chinese JV Shares and pursuant to the terms and conditions therein, subject to Sections 2.3(h) and 9.8 of this Agreement.

e.	If the Relevant JV Sale Permission or, with respect to the Chinese JV Shares, the Chinese JV Closing Conditions have not been obtained or fulfilled prior to the Closing Date,

aa.	at Closing, Purchaser may withhold the Relevant JV Withheld Purchase Price from the Preliminary Purchase Price; and

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bb.	the provisions of Section 18.1 shall remain applicable to the affected JV Shares until the earlier of (i) the Relevant JV Closing, and (ii) the JV Long Stop Date.

f.	If the Relevant JV Sale Permission and, with respect to the Chinese JV Shares, the Chinese JV Closing Conditions have been obtained or fulfilled after Closing, but prior to the JV Long Stop Date, the Relevant JV Closing shall occur with respect to the affected Sold JV Shares within five (5) Business Days following (i) the receipt of the Relevant JV Sale Permission, or, with respect to the Chinese JV Shares, such date after the Chinese Closing Conditions are fulfilled as set out in the Local Share Sale and Transfer Agreements for the Chinese JV Shares and (ii) a certificate, dated as of the date of the Relevant JV Closing and duly executed by a senior executive officer of Seller, to the effect that the condition set forth in Section 9.3(d) has been satisfied to the extent such condition relates to the applicable JV Entity and the Business as conducted by such JV Entity, the affected Sold JV Shares and the Relevant JV Share Seller and as if references therein to the Closing and the Closing Date refer to the Relevant JV Closing and the date of the Relevant JV Closing, respectively, pursuant to the terms and conditions of this Agreement, and with respect to the Chinese JV Shares, the relevant Local Share Sale and Transfer Agreement including, without limitation, that Purchaser shall pay the Relevant JV Withheld Purchase Price.

g.	If the Relevant JV Sale Permission or, with respect to the Chinese JV Shares, the Chinese JV Closing Conditions have not been obtained or fulfilled prior to the JV Long Stop Date,

aa.	the affected JV Shares shall be excluded from the scope of this Agreement;

bb.	the Purchase Price shall be reduced by an amount equal to the Relevant JV Withheld Purchase Price and any excess amounts paid by either Party (including any applicable adjustments made to the Purchase Price in accordance with the terms of this Agreement), as the case may be, shall be returned; and

cc.	Seller’s Representations and covenants (to the extent such covenants are to be performed following such time) under this Agreement shall exclude any matters relating to the affected JV Shares or JV Entities.

h.	With respect to the Chinese JV Shares, Seller and Purchaser shall respectively procure the Relevant JV Share Seller and the relevant Purchaser Designee to take all necessary steps to rescind the Chinese JV Sale Approval and other relevant local registrations (if any) and return the relevant parties to their original position with respect to the same prior to the date of the signing of the Local Share Sale and Transfer Agreements for the Chinese JV Shares, if:

aa.	the Chinese JV Sale Approval has been obtained but for any reason the Parties have withdrawn from this Agreement pursuant to Section 9.8; or

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bb.	on the JV Long Stop Date, the Chinese JV Sale Approvals have been obtained but not all of the other Chinese JV Closing Conditions have been fulfilled.

3. Sale and Purchase/Transfer of Assets

3.1	Sale and Purchase/Transfer of Sold Assets

a.	Subject to the terms and conditions of this Agreement, Seller hereby sells (verkauft) and agrees to cause the Asset Selling Affiliates to sell the Sold Assets to Purchaser or a Purchaser Designee, and Purchaser hereby accepts or agrees to accept this sale, in each case in accordance with the terms and conditions of this Agreement.

b.	Subject to the Closing, at the Closing Date, Seller shall, or shall cause the Asset Selling Affiliates to, transfer (übertragen) and assign the Sold Assets to Purchaser or a Purchaser Designee with effect as of the Closing Date which transfer and assignment Purchaser hereby agrees to accept, in each case in accordance with the terms and conditions of this Agreement.

c.	For purposes of this Agreement, “Sold Assets” shall include any right (Recht), title (Eigentum), expectancy right (Anwartschaftsrecht) or any other legally protected position (geschützte Rechtsposition) held by Seller or any Asset Selling Affiliate at the Closing Date in the following assets to the extent they are wholly or mainly attributable to the Business unless otherwise set forth below, in each case other than the Excluded Assets:

aa.	all tangible and intangible Fixed Assets (Anlagevermögen) including, but not limited to, the items listed in Schedule 3.1(c)(aa);

bb.	Inventories (Vorräte) including, but not limited to, the items listed in schedules to the Local Asset Sale and Transfer Agreements;

cc.	Sold Real Property;

dd.	Sold IT Assets;

ee.	Sold IP Rights;

ff.	all rights and claims vis-à-vis customers arising and to the extent relating to the period from and after the Closing under any of the Assumed Contracts;

gg.	all rights and claims vis-à-vis suppliers, service providers or licensors or other Third Parties arising and to the extent relating to the period from and after the Closing under any of the Assumed Contracts;

hh.	all Business Records;

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ii.	all rights of Seller and the Asset Selling Affiliates with respect to product warranty and liability claims against third parties related to any Sold Asset provided that Purchaser shall be obliged to reassign a warranty and liability claim to Seller or the relevant Asset Selling Affiliate to the extent Seller or the relevant Asset Selling Affiliate and not Purchaser has incurred any Losses;

jj.	all Environmental Permits and Public Permits to the extent transferable under applicable Law;

kk.	all use rights in all leased assets used in the Business, to the extent the respective lease agreements are Assumed Contracts;

ll.	all other receivables to the extent wholly or partially attributable to the Business as of the Closing Date;

mm.	all of the equity interests in Rane Engine Valves Limited and Fuji Oozx Inc. owned by Seller or any Selling Affiliate; and

nn.	all other claims, rights and assets of Seller or any Selling Affiliate to the extent attributable to the Business.

d.	Neither Seller nor any Asset Selling Affiliate shall sell to Purchaser, and Purchaser shall not purchase, any Excluded Assets. For purposes of this Agreement, Excluded Assets shall mean

aa.	all assets sold or otherwise disposed of by Seller or an Asset Selling Affiliate in the ordinary course of business or in transactions permitted by this Agreement between the Signing Date and the Closing Date, in each case consistent with the terms of this Agreement;

bb.	all cash on hand, balances on accounts with banks and other financial institutions, cash equivalents, including cheques and securities, short term investments, forwards, swaps and/or financial interest receivables and other similar cash item or financial asset, and including, for the avoidance of doubt, prepayments made by any customers or other Third Parties prior to or on the Closing Date, even if Purchaser renders performances after the Closing Date to which any such prepayments (in full or partially) relate;

cc.	all IP Rights and any rights to use IP Rights, such as, for example, licenses, except for the Sold IP Rights;

dd.	the Retained Business Records;

ee.	all trade receivables resulting from the supply of goods and services (Forderungen aus Lieferungen und Leistungen) vis-à-vis customers or other Third Parties under any of the Assumed Contracts or under any other contract for performances rendered by Seller or any Asset Selling Affiliate to Third Parties prior to or on the Closing Date;

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ff.	any claim, right or interest of Seller or any Asset Selling Affiliate in or to any refund, rebate, abatement or other recovery for Taxes or any other Tax receivable and all rights to the utilization of any tax loss carry forwards having arisen prior to the Closing Date;

gg.	any IT Assets and any rights to use IT Assets, except for the Sold IT Assets;

hh.	the real property of the Business located in Dacice, Czech Republic.

e.	Payments Received and Payments Made

aa.	Payments which have been received by Seller or an Asset Selling Affiliate after the Closing Date in fulfilment of any claim which is a Sold Asset shall be forwarded to Purchaser or the respective Purchaser’s Designee within ten (10) Business Days after the end of the calendar month in which such payments have been received.

bb.	Payments which have been received by Purchaser or by any Purchaser’s Group Company after the Closing Date in fulfilment of any claim which is an Excluded Asset shall be forwarded to Seller or the respective Asset Selling Affiliate within ten (10) Business Days after the end of the calendar month in which such payments have been received.

3.2	Sale and Purchase of Assumed Contracts

a.	Subject to the terms and conditions of this Agreement, Seller hereby sells (verkauft) or agrees to cause the relevant Asset Selling Affiliates to sell (verkaufen) to Purchaser or a Purchaser’s Designee, and Purchaser hereby accepts or agrees to accept this sale, by way of an assumption of contracts with full discharge of Seller and the Asset Selling Affiliates (im Wege der Vertragsübernahme mit befreiender Wirkung) all rights, obligations and liabilities (except, for the avoidance of doubt, those arising hereunder) resulting from all of the contracts with Third Parties existing at the Closing Date which have not already been fully performed by all parties thereto and which are attributable to the Business, including, but not limited to, the following (collectively, the “Assumed Contracts”):

aa.	all customer contracts or portions thereof that relate to the Business;

bb.	all supply and service contracts or portions thereof that relate to the Business;

cc.	all purchase orders (i) with customers (including, for the avoidance of doubt and if applicable, distributors) to the extent such purchase orders have been placed with Seller or the Asset Selling Affiliates and have not been cancelled or completely fulfilled by Seller or the Asset Selling Affiliates prior to or on the Closing Date, and (ii) with suppliers and service providers to the extent such purchase orders have been placed by Seller or any of the Asset Selling Affiliates and have not been cancelled or completely fulfilled by the respective Third Party prior to or on the Closing Date;

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dd.	all lease agreements or applicable portions to the extent attributable to the Business; and

ee.	any other agreements to the extent attributable to the Business.

b.	Subject to the Closing and subject to the Third Party’s Consent, at the Closing Date, Seller shall or shall cause the Asset Selling Affiliates to transfer (übertragen) and assign the Assumed Contracts to Purchaser or a Purchaser’s Designee with effect as of the Closing Date which transfer and assignment Purchaser hereby agrees to accept.

c.	Consent of Third Parties

aa.	Seller shall use best efforts (bemühen) to obtain the Third Party Consents, and Purchaser shall use best efforts to support Seller in obtaining such consents. For the avoidance of doubt, “best efforts” as used in this Agreement shall not include, in particular, granting any financial benefits or making similar commitments to any Third Party.

bb.	To the extent the Third Party Consents cannot be obtained prior to or after the Closing Date, Seller or the respective Asset Selling Affiliate will vis-à-vis the Third Party (im Außenverhältnis) remain the party to the respective Assumed Contract and the Parties shall, for the purpose of their internal relationship (im Innenverhältnis), behave and treat each other as if such transfer of the Assumed Contract had effectively taken place with effect as of the Closing Date. Purchaser shall indemnify and hold harmless Seller and the respective Asset Selling Affiliate from any and all Losses arising from the fact that Seller or the respective Asset Selling Affiliate has remained or continues to remain a party to the respective Assumed Contract vis-à-vis the Third Party (im Außenverhältnis), solely to the extent such Losses would have otherwise constituted Assumed Liabilities if the transfer of such Assumed Contract has taken place with effect as of the Closing.

cc.	Seller or the respective Asset Selling Affiliate shall also have the right to terminate an Assumed Contract with effect to the end of the then-current term of such Assumed Contract pursuant to the provisions thereof if the Third Party Consent or if the consent according to Section 3.2(c)(bb), if applicable, has not been obtained within three (3) months after the Closing Date.

dd.

In the event that the Third Party Consent is not obtained and the respective Assumed Contract cannot be continued for Purchaser’s account as set forth in Section 3.2(c)(bb) for whatever reason (but without limitation of the Parties’ obligations hereunder) or has been

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terminated by Seller or by the respective Asset Selling Affiliate in accordance with Section 3.2(c)(cc), there shall be no reduction of the Purchase Price in respect thereof and Seller and the Asset Selling Affiliates shall not be liable for any liabilities and losses of Purchaser or Purchaser’s Affiliates arising from any such failure to obtain such Third Party Consent.

3.3	Assumption of Liabilities

a.	Subject to the terms of this Agreement, Purchaser hereby agrees to assume with effect from the Closing Date from Seller and the Asset Selling Affiliates with full discharge of the Seller and the Asset Selling Affiliates (Schuldübernahme mit befreiender Wirkung) any and all of the following obligations and liabilities of the Seller and the Asset Selling Affiliates to the extent they are wholly or mainly attributable to the Business except for the Excluded Liabilities and the Excluded Environmental Liabilities (collectively, the “Assumed Liabilities”):

aa.	all existing or contingent liabilities wholly or mainly attributable to the Business to the extent such existing or contingent liabilities are taken into account in the calculation of Net Working Capital;

bb.	any and all of Seller’s or the Asset Selling Affiliates’ obligations and liabilities vis-à-vis customers or any other Third Party under any of the Assumed Contracts, including any and all obligations and liabilities vis-à-vis customers to deliver products, in each case to the extent arising after the Closing or described in subclause (aa) of this Section 3.3(a) (and, for the avoidance of doubt, excluding any obligations and liabilities arising out of a breach or default by Seller, its Affiliates or the JV Entities in the period prior to Closing);

cc.	any and all of Seller’s or the Asset Selling Affiliates’ obligations and liabilities vis-à-vis suppliers, service providers or licensors or other Third Parties under any of the Assumed Contracts, including any investment and volume commitments vis-à-vis suppliers, service providers, licensors or other Third Parties to the extent not yet fulfilled by Seller or Asset Selling Affiliates prior to or on the Closing Date, in each case to the extent arising after the Closing or described in subclause (aa) of this Section 3.3(a) (and, for the avoidance of doubt, excluding any obligations and liabilities arising out of a breach or default by Seller, its Affiliates or the JV Entities in the period prior to Closing);

dd.	any other obligations and liabilities under the Assumed Contracts, in each case to the extent arising after the Closing or described in subclause (aa) of this Section 3.3(a) (and, for the avoidance of doubt, excluding any obligations and liabilities arising out of a breach or default by Seller, its Affiliates or the JV Entities in the period prior to Closing);

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ee.	any and all obligations and liabilities, including pension liabilities, if any, vis-à-vis the Business Employees in each case solely to the extent provided in Section 4 and Section 3.3(a)(ii).

ff.	Product Liability, Recall and Warranty Claims (see, further Section 14.1, Section 14.2 and the applicable limitations in Section 15).

gg.	Purchaser or Purchaser Designee shall assume any liabilities vis-à-vis Business Employees (including Objecting Employees) to be paid during the release phase (Freistellungsphase) under an old age part time agreement (Altersteilzeitvereinbarung) accrued for any period worked by the respective employee or Business Employee during the working phase (Arbeitsphase) of the block model (Blockmodell) prior to the Closing Date (the “German ATZ Liability”), to the extent taken into account in the determination of Net Working Capital;

hh.	any liability or obligations arising under any Environmental Law (for the avoidance of doubt without limitation of the indemnification provisions herein); and

ii.	the liabilities and obligations set forth on Schedule 3.3 to the extent set forth therein.

b.	Except as set forth otherwise in this Agreement, the Parties agree and acknowledge that by virtue of this Agreement Purchaser does not assume and shall not assume any of the following obligations and liabilities of the Seller and the Asset Selling Affiliates (collectively, the “Excluded Liabilities”):

aa.	trade payables resulting from the supply of goods and services (Verbindlichkeiten aus Lieferung und Leistung) vis-à-vis suppliers, service providers or licensors or any other Third Party under any of the Assumed Contracts or otherwise exclusively attributable to the Business for performances rendered (Sachleistung erbracht) to Seller or a Selling Affiliate by the respective Third Parties prior to or on the Closing Date;

bb.	all liabilities and obligations related to the Excluded Assets;

cc.	all liabilities and obligations resulting from Proceedings commenced against Seller or an Asset Selling Affiliate;

dd.	all Tax liabilities and Tax accruals relating to the period until the Closing Date;

ee.	all Financial Debt of the Seller or any Asset Selling Affiliate;

ff.	except to the extent otherwise provided in Section 3.3(a)(ee), any pension liability of Seller or any Selling Affiliate, including towards (i) former employees of the Business, (ii) employees who are not listed as Business Employees in section 16.2.7 of the VDR, and (iii) Objecting Employees;

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gg.	obligations and liabilities to the Relevant JV Partners arising prior to the Closing;

hh.	all Excluded Environmental Liabilities; and

ii.	all other obligations and liabilities relating to the Sold Assets and the Business arising prior to the Closing, except as expressly provided in Section 3.3(a).

c.	Indemnities

aa.	Purchaser undertakes to, with effect from the Closing Date, assume (übernehmen) and discharge (befreien), without any limitation as set forth in this Agreement, Seller and the Asset Selling Affiliates from, and perform and fulfil (erfüllen), any of the Assumed Liabilities and shall hold harmless and indemnify Seller and the Asset Selling Affiliates from any Losses resulting from Assumed Liabilities.

bb.	Seller undertakes to, with effect from the Closing Date, discharge Purchaser from, and to perform and fulfil, any of the Excluded Liabilities and shall hold harmless and indemnify, without any limitation as set forth in this Agreement, Purchaser from any Losses resulting from Excluded Liabilities.

3.4	Termination of Inter-Company Financing regarding Sold Entities/Sold JV Entities

a.	The Sold Entities and certain of the Sold JV Entities have entered into Inter-Company Financing with certain Seller’s Group Companies.

b.	The Parties agree that, except for the Inter-Company Financings set forth in Schedule 3.4(b) hereof, the Inter-Company Financing with the Sold Entities and the Sold JV Entities, as the case may be, shall be terminated or settled at or prior to the Closing Date with effect as of the Closing Date. Purchaser is aware and hereby acknowledges that it is in the sole responsibility of Purchaser to arrange for the necessary and appropriate financing of the Business as of the Closing Date.

c.	At or prior to the Closing Date, Seller shall or shall cause the relevant members of the Seller’s Group to settle in cash to the Sold Entities and to the Sold JV Entities, as the case may be, any receivables of the Sold Entities and of the relevant Sold JV Entities owed by any member of the Seller’s Group under any Inter-Company Financing, including all accrued and unpaid interest (the “Inter-Company Clearing Receivables”) existing at the Closing Date. With respect to the Inter-Company Clearing Receivables set forth in Schedule 3.4(b) which remain unsettled at Closing, the Parties agree that

aa.	Purchaser (i) assumes with effect from the Closing Date from Seller and the relevant members of the Seller’s Group with full discharge of Seller and the relevant members of the Seller’s Group, (ii) discharges Seller and the relevant members of the Seller’s Group from, and (iii) undertakes to perform and fulfil, the Inter-Company Clearing Receivables; and

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bb.	Seller shall and shall cause the relevant member of the Seller’s Group to pay to Purchaser the aggregate of the outstanding amounts of all such Inter-Company Clearing Receivables existing at the Closing Date and as notified by Seller to Purchaser in writing at least five (5) Business Days prior to the Scheduled Closing Date (the “Inter-Company Clearing Receivables Compensation”) as set forth in Section 9.5(f).

d.	At or prior to the Closing Date, Seller shall or shall cause the relevant Sold Entities or Sold JV Entities, as the case may be, to settle in cash to the relevant members of the Seller’s Group any receivables of the relevant member of the Seller’s Group owed by the Sold Entities or Sold JV Entities, as the case may be, under any Inter-Company Financing, including all accrued and unpaid interest (the “Inter-Company Clearing Payables”) existing as at Closing Date. With respect to the Inter-Company Clearing Payables set forth on Schedule 3.4(b) which remain unsettled at Closing, the Parties agree that

aa.	Seller shall or shall cause the relevant members of the Seller’s Group to sell and transfer the Inter-Company Clearing Payables to the Purchaser existing as at Closing Date; and

bb.	Purchaser shall accept this sale and transfer against a consideration which shall be equal to the aggregate of the outstanding amounts of all such Inter-Company Clearing Payables existing at the Closing Date and as notified by Seller to Purchaser in writing at least five (5) Business Days prior to the Scheduled Closing Date (“Inter-Company Loan Purchase Price”) to be paid by Purchaser at Closing as set forth in Section 9.5(e).

4. Business Employees

4.1	Employees to be transferred

Seller has provided in section 16.2.7 of the VDR a list of Business Employees as of the Signing Date. The Parties agree and acknowledge that, in the ordinary course of business, due to, inter alia, terminations and replacements, the list of Business Employees will undergo certain changes during the period between the Signing Date and the Closing Date and such list will be updated as of the Closing Date to reflect the same. Notwithstanding the foregoing, from the Signing Date until the Closing Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to maintain the services of the Business Employees.

4.2	General Principles

Seller is a value-driven company. Its core values include, inter alia, compliance with all legal requirements, social responsibility and a trustful cooperation with its employees and their representatives. These values reflect the manner in which Seller runs its business and all its business transactions. Against this background, the Parties agree that the following general principles shall be applied with regard to the envisaged transfer of the Business Employees:

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a.	The Parties agree and acknowledge that the employment relationships of the Business Employees are governed by the Laws of various jurisdictions and that the transfer of the Business Employees to Purchaser or a Purchaser Designee as contemplated by this Section 4 is subject to different legal requirements depending on the jurisdiction by which the employment relationship of the respective Business Employee is governed. In connection with the transfer of the Business Employees to Purchaser or a Purchaser Designee, each Party shall comply, and shall cause their respective Affiliates to comply, with all applicable Laws and any agreement with any relevant trade union, works council, other employee representative body, or with any individual Business Employee.

b.	Each Party agrees to provide the respective other Party with information reasonably required by the other Party and to cooperate and take all reasonably necessary actions, and to cause their respective Affiliates to cooperate and take all reasonably necessary actions, to (i) comply with any legal requirement (whether statutory or pursuant to any agreement with any relevant trade union, works council or other employee representative body, or with any individual Business Employee) in respect of the contemplated transfer of the Business Employees to Purchaser or a Purchaser Designee, and (ii) inform, consult or negotiate with or seek consent from the relevant employees, trade unions, works councils or any other employee representative body in relation to this Agreement and the transactions contemplated hereby.

c.	The Parties agree and acknowledge that the intended transfer of all Business Employees will require both Parties as well as their respective Affiliates to actively encourage Business Employees not to object to a transfer of their employment relationships to Purchaser or a Purchaser Designee or to reject Purchaser’s or Purchaser Designee’s Employment Offer, as the case may be. This shall include making Business Employees aware of the possibility that Seller might not be in a position to continue to employ the Business Employees in such cases. Seller will, depending on the respectively applicable legal background, consider redundancies as an option, without a commitment to redundancies of Seller towards Purchaser or any Third Party, and will inform the Business Employees at the outset that there is no guarantee of continuous employment in the same role or location within the Seller’s Group. The Parties shall use all reasonable efforts, and shall cause their respective Affiliates to use all reasonable efforts, to advertise for a transfer and to support each other’s efforts to facilitate the transfer of Business Employees. Purchaser is prepared, in particular but not limited to, to give presentations before Business Employees on its business operation and its plans for the Business and to answer individual Business Employees’ questions on the perspectives for their employment relationship after the transfer. Unless approved by the respective other Party in writing, both Parties shall at any time between the Signing Date and the Closing Date refrain from any communication or other actions which are intended to cause, provoke or encourage a Business Employee to object to the transfer of his or her employment relationship to Purchaser or a Purchaser Designee or to reject Purchaser’s or Purchaser Designee’s Employment Offer, as the case may be.

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d.	Purchaser shall not be liable for any severance or other costs (including retention payments or pension obligations) related to any Objecting Employee, except to the extent expressly provided in Section 3.3(a)(gg) with respect to the German ATZ Liability. If, despite the intention of the Parties, any individual (other than the Business Employees) currently being employed by Seller or any Affiliate of Seller will claim after Closing his or her employment with Purchaser or a Purchaser Designee, a Sold Entity or a Sold JV Entity, Seller shall indemnify Purchaser and hold Purchaser harmless against any and all claims which Purchaser or the relevant Purchaser Designee, a Sold Entity or a JV Majority Participation, may be subject to in that respect and against any and all costs Purchaser or a Purchaser Designee, a Sold Entity or a JV Majority Participation may suffer as a result thereof. Purchaser or the relevant Purchaser Designee undertakes to issue a notice of termination (Kündigungserklärung) to the relevant individuals as soon as possible after becoming aware of the claim for employment, if legally permissible under the relevant applicable Law.

4.3	Methods for Transfer

The Parties agree and acknowledge that, depending on the structure of the contemplated transaction and the applicable legal requirements in the respective jurisdiction, the Business Employees shall be transferred to Purchaser or a Purchaser’s Designee by any of the following methods:

a.	Change of Ownership

Purchaser or a Purchaser Designee acquires the shares in a Sold Entity or a JV Majority Participation which employs any of the Business Employees; such legal entity being an existing Affiliate of Seller as of the Signing Date.

b.	By Virtue of Law

Purchaser or a Purchaser Designee acquires assets pertaining to the Business and, subject to the legal requirements in the respective jurisdiction, such acquisition constitutes a transfer of undertaking (Betriebsübergang) pursuant to Section 613a German Civil Code (Bürgerliches Gesetzbuch) or similar or comparable Laws in other jurisdictions, including but not limited to any legislation implementing the European Acquired Rights Directive. The Parties agree and acknowledge that, in this event, the employment relationships of the respective Business Employees will, subject to the non-objection by the individual Business Employee, to the extent such objection is permitted by the legal requirements of the respective jurisdiction, transfer to Purchaser or the Purchaser Designee automatically. Insofar as required by the legal requirements of the respective jurisdiction, Seller or the respective Selling Affiliate shall notify the respective Business Employees in accordance with the applicable legal requirements. This shall include making Business Employees

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aware of the possibility that in the case of objections to the transfer of employment relationships Seller might not be in a position to continue to employ the Business Employees. Seller shall consult with Purchaser about the wording of the information. The Parties undertake to disclose the information necessary for such notification and make it accessible to one another. Purchaser shall furnish Seller and the respective Asset Selling Affiliate with sufficient and correct information within its sphere which is required by Seller or the respective Asset Selling Affiliate to fulfil all information obligations towards the respective Business Employees pursuant to the applicable legal requirements. Purchaser shall indemnify Seller and the respective Asset Selling Affiliate from any and all losses incurred or suffered by Seller and the respective Asset Selling Affiliate as a result of any failure by Purchaser to provide sufficient and correct information. Seller shall indemnify Purchaser from any and all losses incurred or suffered by it as a result of any failure by Seller or the respective Asset Selling Affiliate to provide sufficient and correct information. The Parties shall comprehensively inform one another without undue delay about objections of Business Employees to the transfer of their employment relationship and shall, without undue delay, make any correspondence in this context available to the other Party.

c.	Offer of Employment

In the event, that the employment relationship of any of the Business Employees does not transfer to Purchaser or a Purchaser Designee by way of change of ownership pursuant to Section 4.3(a) or by virtue of Law pursuant to Section 4.3(b) for reasons other than an objection of the respective employee, the following shall apply: Subject to Seller’s right to review any offer of employment before it is presented to any Business Employee, Purchaser shall extend, or shall ensure that a Purchaser Designee in the respective jurisdiction extends, the Employment Offer to all Business Employees. Purchaser or the Purchaser Designee shall not amend such terms and conditions to the detriment of Business Employees for at least twenty-four (24) months after the Closing Date. Seller will use reasonable efforts to procure the Business Employee’s agreement to the Employment Offer from Purchaser or the Purchaser Designee, as the case may be, and Seller or the respective Asset Selling Affiliate shall release from employment the Business Employees who have accepted the Employment Offer with effect from the Closing Date. For purposes of the definition of Employment Offers, “substantially similar terms and conditions” shall mean not significantly less favorable terms and conditions of employment in the aggregate (including status, position, responsibility and period of employment) and an equal or more favorable monetary value of the total gross individual remuneration and benefits package as well as same or higher base pay and same or higher total cash (base pay and bonus, if any) for a Business Employee at the Closing Date, but excluding participation in any equity incentive plans (but, for the avoidance of doubt, not excluding Purchaser’s reasonable estimate of the value thereof). Insofar as permitted and enforceable and if requested by Purchaser, the workload to be done by those Business Employees, who have not accepted the Employment Offers, will be continued on the basis of transitional service agreements (against reimbursement of costs) in order to ensure a continuous operation of the business.

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4.4	Assumption of Obligations

a.	Except as specifically provided otherwise in this Section 4 and in Section 3.3(a)(ii), with effect as of the Closing Date, the Seller and its Affiliates, as the case may be, shall retain all obligations and liabilities arising out of the conduct of the Business prior to Closing Date vis-à-vis any of the Business Employees. Purchaser shall assume all pension liabilities with respect to the Business Employees, other than the Objecting Employees, in Mexico, France and Germany, and except as provided in Section 4.2(d).

b.	Purchaser or Purchaser Designee shall, for the minimum period of twenty-four (24) months after the Closing Date, provide benefits under benefit plans for the Business Employees with benefits not less favorable in the aggregate than those benefits the Business Employees were granted under the benefit plans of Seller or the applicable Selling Affiliate existing as of the Closing Date. Purchaser shall ensure that the Business Employees do not suffer any gap in their benefits due to the transfer (for example – exclusion of pre-existing medical conditions, medical underwriting of benefits, etc.). Any out-of-pocket expense payments made by a Business Employee to a health insurance plan by Seller or any of the Selling Affiliates during the plan year shall count towards any out-of-pocket limits in health plans of Purchaser or Purchaser Designee.

c.	Notwithstanding anything to the contrary herein, nothing in this Agreement shall restrict Purchaser or any Purchaser Designee from amending the terms or conditions of employment or adjusting benefits of the Business Employees to the extent reasonably necessary in connection with restructuring plans, changing economic conditions, or employee performance issues.

d.	Seller shall retain and be responsible for all liability in respect of, and shall indemnify and hold Purchaser Indemnified Parties harmless from, any and all liability or other obligations with respect to (i) former employees, and (ii) Business Employees for liability relating to pre-Closing periods except to the extent otherwise expressly provided in this Section 4 (including, without limitation, claims, actions, suits or proceedings). Notwithstanding the foregoing, Purchaser shall be responsible to the extent any such liabilities are reflected in the Net Working Capital.

e.	For the avoidance of doubt, with respect to Business Employees of the Asset Selling Affiliate in China, any and all obligations and liabilities of the employer as required by the applicable Laws in relation to such Business Employees arising on and after the date of transfer or re-employment as set out in the Local Asset Sale and Transfer Agreement shall be assumed by the relevant Purchaser Designees, and in the event Seller or such Asset Selling Affiliate becomes liable under applicable Laws to compensate any Business Employees agreeing to transfer their employment to or be re-employed by the relevant Purchaser Designees, Purchaser shall reimburse Seller or the relevant Asset Selling Affiliate in respect of any such compensation paid by Seller or such Asset Selling Affiliate.

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f.	For avoidance of doubt, Purchaser will not be liable for any severance benefits or payments for individuals who refuse to transfer to Purchaser upon Close.

4.5	Retention Agreements

The Seller or any of the Selling Affiliates shall be solely liable for any payments, including but not limited to any retention bonuses and other bonus payments, which become due prior to or after the Closing Date under retention agreements between the Seller or any Selling Affiliates and the Business Employee identified on Schedule 4.5. Seller shall indemnify Purchaser and hold Purchaser harmless against any and all claims which Purchaser or the relevant Purchaser Designee, a Sold Entity or a JV Majority Participation may be subject to in that respect and against any and all costs Purchaser or a Purchaser Designee may suffer as a result thereof. None of Seller or any Selling Affiliate shall issue a competing offer of employment as contemplated by such Retention Agreements.

5.	Purchaser Designee

5.1	The Parties agree that Purchaser may assign the right to acquire certain of the Sold Entities, the Sold JV Shares, the Sold Assets or the Assumed Contracts or to assume certain of the Assumed Liabilities or employment relationships with Business Employees to one or more Purchaser Designees. Notwithstanding any such assignment or assumption by a Purchaser Designee, Purchaser shall remain jointly and severally liable in addition to such Purchaser Designee for, and any such assignment, assumption or execution shall not relieve Purchaser of, any liabilities and obligations of Purchaser and the Purchaser Designees under or in connection with this Agreement. Any reference to Purchaser in this Agreement shall, to the extent applicable, also be deemed a reference to the applicable Purchaser Designee, except where in the context of this Agreement such use would not be appropriate. The fact that Purchaser Designees are expressly referenced or not referenced in certain provisions of the Agreement shall not limit the generality of the immediately preceding sentence with respect to other provisions of this Agreement.

5.2	No later than thirty (30) days prior to the Closing, Purchaser shall definitely confirm the identity of each Purchaser Designee to Seller in writing.

5.3	With respect to the Chinese JV Shares, as soon as practically possible after the Signing Date, Seller shall procure the Relevant JV Share Seller and Purchaser shall procure the relevant Purchaser Designee to enter into the Local Share Sale and Transfer Agreements for the Chinese JV Shares.

5.4	With respect to the Sold Assets, the Assumed Contracts, the Business Employees and the Assumed Liabilities in relation to TRW Automotive Components (Langfang) Co., Ltd, as soon as practically possible after the Signing Date and after the relevant Purchaser Designee has been formed, Seller shall procure the relevant Asset Selling Affiliate and Purchaser shall procure the relevant Purchaser Designee to enter into the Local Asset Sale and Transfer Agreement with respect thereto.

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6. Ancillary Agreements

On the Closing Date and in accordance with Section 9.5, Seller will cause the designated Seller’s Group Companies or the Sold Entities and the Sold JV Entities (if applicable), as the case may be, and Purchaser will cause the designated Purchaser’s Group Companies, to enter into and duly execute the following agreements (the “Ancillary Agreements”):

6.1	the Master TSA;

6.2	several Local TSAs in form and substance reasonably satisfactory to each of the Parties, under which the transitional services in the different jurisdictions shall be performed and which shall be attached to the Master TSA as exhibits;

6.3	a lease with respect to the facility of the Business located in Dacice, Czech Republic in form and substance reasonably satisfactory to each of the Parties and on the terms set forth in the term sheet attached hereto as Schedule 6.3.

7. Purchase Price; Purchase Price Adjustment

7.1	The purchase price for the Business shall be the aggregate of:

a.	the Base Purchase Price as consideration for the Business;

b.	less an amount equal to the Financial Debt as of the Measurement Time;

c.	plus an amount equal to the Cash as of the Measurement Time; and

d.	(i) less the amount by which the Net Working Capital Target exceeds the Net Working Capital as of the Measurement Time or (ii) plus the amount by which the Net Working Capital exceeds the Net Working Capital Target as of the Measurement Time.

The amount as determined according to Section 7.1 shall be the “Purchase Price”. Schedule 7.1 contains a sample calculation of the Purchase Price.

7.2	Purchase Price Allocation

a.	The Preliminary Purchase Price, including any Assumed Liabilities that, for income Tax purposes, are properly included therein, shall be allocated among the Sold Entities, the Sold JV Shares, the Sold Assets and the Assumed Contracts.

b.	At the Signing Date, the Parties have ultimately agreed on an allocation of the Base Purchase Price as set forth in Schedule 7.2(b) (the “Base Purchase Price Allocation”).

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c.	As soon as practicable after the Closing Date, based on the final and binding Closing Date Certificate and taking into account any valuation requirements in China, Seller shall submit to Purchaser a proposal for a final allocation of the Purchase Price which shall become final and binding on the Parties, if Purchaser does not object within thirty (30) days after receipt of the proposal by Purchaser in a form as set forth accordingly in Sections 8.6 and 8.7; provided, however that if any adjustment to the Base Purchase Price Allocation is required as a result of valuations in China, the Parties shall in good faith adjust the Final Purchase Price Allocation to reflect such valuation; provided, further, that if the Parties are unable to agree on such adjustment within sixty (60) days after the receipt by Seller of Purchaser’s objection, the required adjustment shall be made proportionately in accordance with the allocation of the Purchase Price in the Base Purchase Price Allocation (other than to the Sold JV Entities). If the Parties cannot agree on the purchase price allocation within sixty (60) days after the receipt by Seller of Purchaser’s objection, the Parties shall jointly retain a neutral auditor to determine the allocation of the Purchase Price among the Sold Entities, the Sold JV Shares, the Sold Assets and the Assumed Contracts consistent with the arm’s length principle which shall be final and binding on the Parties pursuant to Section 319 of the German Civil Code (Bürgerliches Gesetzbuch), except for cases of fraud (any final and binding purchase price allocation, the “Final Purchase Price Allocation”). Such neutral auditor shall be equal to the Neutral Auditor and shall be appointed as set forth in Section 8.8. Section 8.8 sentences 3 through 9 (last sentence of Section 8.8) shall apply accordingly.

d.	The Final Purchase Price Allocation shall be used to make (i) the necessary determinations for VAT purposes pursuant to Section 12.3 and (ii) the purchase price allocations necessary for statutory accounting and Tax purposes. The Parties agree to report the transactions contemplated hereby for any Tax purposes in accordance with the Final Purchase Price Allocation. Within twenty (20) days after the Final Purchase Price Allocation is determined, Seller shall send to Purchaser a draft of Internal Revenue Service Form 8594 containing Seller’s allocation, under United States Internal Revenue Code (“IRC”) section 1060, of the Purchase Price among the Sold Assets, Sold Shares, and Sold JV Shares (which allocation will be consistent with the Final Purchase Price Allocation). Within twenty (20) days after receipt of such draft Form 8594, Purchaser will notify Seller whether it has any proposed revisions to such Form and, in the event of such disagreement, the Parties will make a good faith attempt to resolve such dispute.

7.3	For purposes of the determination of the Purchase Price, the Financial Debt, the Cash and the Net Working Capital shall be calculated as of the Closing Date and shall be determined pursuant to Section 8. Financial Debt, Cash and Net Working Capital shall be defined as follows:

a.	“Financial Debt” shall mean any of the following items, consolidated with respect to the Sold Entities and JV Majority Participations:

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aa.	all indebtedness for borrowed money, including all interest-bearing debt obligations of the Sold Entities and the JV Majority Participations owed to banks or other financial institutions (Kreditinstitute);

bb.	all Inter-Company Clearing Payables of the Sold Entities and the JV Majority Participations;

cc.	all capital leases of the Sold Entities and the JV Majority Participations;

dd.	all liabilities associated with active or implemented restructuring programs that exceed, in aggregate, USD 2,500,000.00 (in words: two million five hundred thousand dollars); provided, however, that any liabilities associated with active or implemented restructuring programs of Asset Selling Affiliates which Purchaser assumes pursuant to Section 3.3(a)(ii) will reduce the aforementioned amount of USD 2,500,000.00;

ee.	indebtedness of the Sold Entities and the JV Majority Participations evidenced by any note, bond, debenture or other debt security;

ff.	all guarantees of any of the foregoing; and

gg.	any accrued interest, prepayment premiums and penalties of the Sold Entities and the JV Majority Participations relating to the foregoing.

Schedule 7.3(a) provides for a sample calculation of the Financial Debt based on the financials for the Sold Entities as of June 30, 2014. For the purposes of this Agreement the Financial Debt for the JV Majority Participations shall be the total amount of Financial Debt of each JV Majority Participation multiplied by the Relevant JV Share Seller’s shareholding percentage in such JV Majority Participation.

b.	“Cash” shall mean any of the following items, consolidated with respect to the Sold Entities and the JV Majority Participations:

aa.	cash on hand, balances on accounts with banks and other financial institutions and any cash equivalents;

bb.	any other similar cash item or financial asset of the Sold Entities and the JV Majority Participations;

cc.	all Inter-Company Clearing Receivables of the Sold Entities and the JV Majority Participations; and

dd.	for the avoidance of doubt, Cash excludes any cash that is restricted cash in excess of EUR 2,000,000.00.

Schedule 7.3(b) provides for a sample calculation of the Cash based on the financials for the Sold Entities and the JV Majority Participations as of June 30, 2014. For the purposes of this Agreement the Cash for the JV Majority Participations shall be the total amount of Cash of each JV Majority Participation multiplied by the Relevant JV Share Seller’s shareholding percentage in such JV Majority Participation.

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c.	“Net Working Capital” shall mean any of the following items (to the extent transferred to the Purchaser), consolidated with respect to the JV Majority Participations, the Sold Entities and the Asset Selling Affiliates:

aa.	Inventories of the JV Majority Participations, the Sold Entities and the Asset Selling Affiliates;

bb.	plus trade receivables resulting from the supply of goods and services (Forderungen aus Lieferungen und Leistungen) of the JV Majority Participations, the Sold Entities and the Asset Selling Affiliates;

cc.	less trade payables resulting from the supply of goods and services (Verbindlichkeiten aus Lieferungen und Leistungen) of the JV Majority Participations, the Sold Entities and the Asset Selling Affiliates;

dd.	less prepayments received (erhaltene Anzahlungen auf Bestellungen) of the JV Majority Participations, the Sold Entities and the Asset Selling Affiliates;

ee.	plus all other receivables and other current assets of the JV Majority Participations, the Sold Entities and the Asset Selling Affiliates;

ff.	less the German ATZ Liability; and

gg.	less all other current liabilities and other current provisions of the JV Majority Participations, the Sold Entities and the Asset Selling Affiliates, provided, that (i) interest and income Tax liabilities shall not be taken into account in determining the Net Working Capital and (ii) all current non-income Tax liabilities shall be taken into account in determining the Net Working Capital.

Schedule 7.3(c) provides for a sample calculation of the Net Working Capital based on the financials for the Sold Entities and the Asset Selling Affiliates as of June 30, 2014. Cash and Financial Debt shall not include any items which are included in Net Working Capital. For the purposes of this Agreement the Net Working Capital for the JV Majority Participations shall be the total amount of Net Working Capital for each JV Majority Participation multiplied by the Relevant JV Share Seller’s shareholding percentage in such JV Majority Participation.

7.4

No later than ten (10) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser the Initial Closing Statement and a calculation of the Preliminary Purchase Price, together with reasonable supporting detail with respect to the calculations included therein. Purchaser shall have the right to object in good faith to the amounts set forth in the Initial Closing Statement within five (5) Business Days after the delivery of the Initial Closing Statement to Purchaser. Seller shall in

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good faith consider the objections, if any, of Purchaser to the Initial Closing Statement and, if Seller determines that changes to the Initial Closing Statement are appropriate, Seller shall re-issue the Initial Closing Statement no later than two (2) Business Days prior to the Closing Date. On the Scheduled Closing Date, Purchaser shall pay to Seller the Preliminary Purchase Price. If on the basis of the final and binding Closing Date Statements,

a.	the Purchase Price exceeds the Preliminary Purchase Price, Purchaser shall pay to Seller an amount equal to such excess; or

b.	the Preliminary Purchase Price exceeds the Purchase Price, Seller shall pay to Purchaser an amount equal to such excess;

provided that any such excess amount shall be paid within ten (10) Business Days after the Closing Date Statements have become final and binding upon the Parties pursuant to Section 8.

7.5	Unless otherwise required by applicable local Law or agreed in the Local Sale and Transfer Agreements or notified by the receiving party in written form (Schriftform), all payments owed by the Parties hereunder shall be paid as follows:

a.	Payments owed to Seller, a Selling Affiliate or any other member of the Seller’s Group shall be paid by wire transfer to such account as is designated by Seller.

b.	Payments owed to Purchaser shall be paid by wire transfer to such account as is designated by Purchaser.

7.6	Unless otherwise required by applicable local Law or agreed in the Local Sale and Transfer Agreements all payments owed by either Party hereunder shall be made in local currency in each jurisdiction where the Sold Assets or Sold Entities are being acquired and the currency is not freely convertible, or in US Dollar otherwise, in each case where applicable in accordance with local currency amounts calculated using the currency exchange rates as published by the European Central Bank on its website (http://www.ecb.europa.eu/stats/exchange/eurofxref/html/index.en.html) three (3) Business Days prior to the Closing Date by irrevocable wire transfer in immediately available funds free of bank or other charges. A payment shall release the respective Party from its respective payment obligation only to the extent such payment has been irrevocably and unconditionally credited to the respective bank account, without deduction of any expenses or other charges except for such of the recipient’s bank.

7.7

Except as explicitly otherwise provided for herein, Purchaser shall pay default interest on any amounts becoming due to Seller hereunder from (and including) the respective due date for payment until (and excluding) the day of actual payment at the rate of 450 basis points per annum over EURIBOR, notwithstanding any further claims for damages Seller may have under this Agreement and/or statutory Law. The Parties confirm that any failure of Purchaser to make a payment pursuant to Section 7.4 shall result in the default (Verzug) of Purchaser without any prior notice

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by Seller being required. Except as explicitly otherwise provided for herein, Seller shall pay default interest on any amounts becoming due to Purchaser hereunder from (and including) the respective due date for payment until (and excluding) the day of actual payment at the rate of 450 basis points per annum over EURIBOR, notwithstanding any further claims for damages Purchaser may have under this Agreement and/or statutory Law. The Parties confirm that any failure of Seller to make a payment pursuant to Section 7.4 shall result in the default (Verzug) of Seller without any prior notice by Purchaser being required.

8. Closing Date Statements

8.1	The Purchase Price shall be determined on the basis of a pro-forma consolidated balance sheet of the Business as of the Closing Date, based on the Closing Date Statements and in accordance with Schedules 7.3(a), 7.3(b) and 7.3(c). On the basis of the Closing Date Statements the Closing Date Certificate shall be prepared, in each case to be determined as set forth in Section 7.3. The Closing Date Statements shall not include any accruals for accounting, legal or advisory fees relating to the transactions contemplated by this Agreement.

8.2	The Initial Closing Statement and the Closing Date Statements shall be prepared:

a.	in accordance with U.S. GAAP as consistently applied in the financial statements described in Section 10.4, including consistent methods, policies, bases, conventions, rules and practices, including estimation techniques set forth by Seller;

b.	all assets and liabilities denominated in foreign currencies shall be translated to US Dollars as of the Measurement Time using the European Central Bank reference exchange rates fixed and published on the European Central Bank website at approximately 2:00PM CET (or, in the case of Mexico, the official Banco de Mexico reference exchange rate) (i) on the last Business Day prior to initial delivery of the Initial Closing Statement for the Initial Closing Statement and (ii) as of the last Business Day prior to the last day of Seller’s fiscal month end in the month of the Closing for the Closing Date Statements, as consistently applied within the financial statements described in Section 10.4.

8.3	Net Working Capital, Cash or Financial Debt related to Sold Entities or JV Majority Participations shall be excluded from Estimated Net Working Capital, Cash or Financial Debt to the extent a Sold Entity does not transfer as of the Closing Date.

8.4	There shall not be any double counting of items within or between Net Working Capital, Cash, Financial Debt and such that Net Working Capital, Cash and Financial Debt shall be calculated on an internally consistent basis and in accordance with Schedules 7.3(a), 7.3(b) and 7.3(c).

8.5	The Closing Date Statements and the Closing Date Certificate shall be prepared by Purchaser. Purchaser shall deliver the Closing Date Statements and the Closing Date Certificate to Seller within sixty (60) days after the Closing Date.

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8.6	Purchaser shall fully co-operate with and assist, and shall cause the Purchaser’s Affiliates to fully co-operate with and assist, Seller and Seller’s advisor in analyzing the Closing Date Statements, in particular by providing assistance, documentation and information, including, without limitation, access to the relevant Business Records, information reasonably required with respect to the consolidation and any other files and documents (provided reasonable notice has been given and the access or assistance is to be given during normal office hours), which is reasonably relevant for reviewing the Closing Date Statements. To the extent that Seller consents in written form to the Closing Date Statements and the Closing Date Certificate or does not object within thirty (30) days after the receipt of the Closing Date Statements and the Closing Date Certificate by providing Purchaser with an Objection Notice, the Closing Date Statements and the Closing Date Certificate shall become final and binding on the Parties. Any items not disputed in the Objection Notice shall be final and binding on the Parties.

8.7	If and to the extent Seller has provided Purchaser with an Objection Notice in accordance with Section 8.6 the Parties shall (in conjunction with their advisors and accountants) meet and discuss the disputed matters on a senior management level which will include for the Seller the Vice President Corporate Controlling of the Seller’s Group and for the Purchaser the Senior Vice President Finance, Powertrain in order to reach an agreement on adjustments (if any) to be made to the Closing Date Statements and/or the Closing Date Certificate which are acceptable to the Parties to render such documents in its final form.

8.8	If and to the extent the Parties are unable to reach such agreement within sixty (60) Business Days after the receipt by Purchaser of an Objection Notice, either Party shall be entitled to present the matter to a Neutral Auditor (Schiedsgutachter). If the Parties cannot agree on the Neutral Auditor within twenty (20) Business Days after the respective request for such appointment, either Party shall be entitled to request the Institute of Chartered Accountants (Institut der Wirtschaftsprüfer in Deutschland e.V.), Düsseldorf, Germany, to appoint the Neutral Auditor, provided that the partner of the Neutral Auditor who shall be instructed is permanently located at an office of such firm which is not working for Seller or Purchaser or any of their Affiliates at the time of the appointment. The Neutral Auditor shall decide only on the specific items in dispute in accordance with the principles set out in Section 8.2 above. In respect of the issues in dispute, the decisions of the Neutral Auditor shall remain within the positions taken by the Parties. The Neutral Auditor shall give the Parties adequate opportunity to present their views in written form and at a hearing or hearings to be held in the presence of Seller and Purchaser. The Parties shall co-operate with the Neutral Auditor and promptly respond to any information requests or other requests for assistance by the Neutral Auditor. The Neutral Auditor shall give reasons for its decision and on the specific items in dispute between the Parties. The Closing Date Statements and the Closing Date Certificate shall be deemed to be modified to reflect the decision of the Neutral Auditor, and the Closing Date Statements and the Closing Date Certificate as determined by the Neutral Auditor shall be final and binding on the Parties pursuant to Section 319 of the German Civil Code (Bürgerliches Gesetzbuch), except for cases of fraud or manifest error. The Neutral Auditor shall be instructed to render its decision within forty (40) Business Days after its appointment.

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8.9	The fees and expenses of the Neutral Auditor shall be borne by the Parties in proportion to their respective success and defeat as determined by the Neutral Auditor.

9. Closing

9.1	The Closing shall take place at the offices of Gleiss Lutz in Frankfurt/Main, Germany, at the Scheduled Closing Date or at any other place or day the Parties mutually agree.

9.2	The obligation of the Seller to carry out the Closing shall be subject to the fulfilment of the following conditions:

a.	the merger control clearances required under the applicable merger control provisions of the European Union and national jurisdictions as listed in Schedule 9.2(a) have been obtained or the respective waiting periods have expired or jurisdiction has been declined (the “Merger Control Clearances”);

b.	there is no judgment, decision, consent decree, injunction, ruling or order of any Governmental Authority that is binding on any Person or its property under any applicable Law in effect that restrains, enjoins, prevents, prohibits or makes illegal the execution and performance of this Agreement and the transactions contemplated herein.

9.3	The obligation of the Purchaser to carry out the Closing shall be subject to the fulfilment of the following conditions:

a.	the Merger Control Clearances have been obtained or the respective waiting periods have expired or jurisdiction has been declined;

b.	there is no judgment, decision, consent decree, injunction, ruling or order of any Governmental Authority that is binding on any Person or its property under any applicable Law in effect that restrains, enjoins, prevents, prohibits or makes illegal the execution and performance of this Agreement and the transactions contemplated herein;

c.	the Relevant JV Sale Permission shall have been obtained with respect to the JV Majority Participations and the Relevant JV Closings with respect thereto shall occur concurrently with and as part of the Closing pursuant to the terms and conditions of this Agreement;

d.

the Fundamental Representations shall be true and correct as of Closing as though such representations and warranties were made on and as of such time (or if a different date is specified therein, on and as of such date). Each representation and warranty of Seller contained in this Agreement (other than the Fundamental Representations) shall be true and correct as of the Closing as though such representation and warranty was made on and as of such time (or

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if a different date is specified therein, on and as of such date), with such exceptions as would not reasonably be expected to have a Material Adverse Effect (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers already contained in each such representation and warranty); provided, that for purposes of this Section 9.3(d), references to the Signing Date shall be deemed to be to the Closing Date. Each covenant and agreement of Seller required by this Agreement to be performed by it at or prior to the Closing will have been duly performed and complied with in all material respects as of the Closing. Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and duly executed by a senior executive officer of Seller, to the effect that the conditions set forth in this Section have been satisfied;

e.	Purchaser or a Purchaser Designee shall have obtained material Environmental Permits and Public Permits;

f.	Seller shall have delivered the consents to the transfer of the Contracts listed on Schedule 9.3(f);

g.	Seller or the relevant members of Seller’s Group have terminated the Inter-Company Financing and settled the Inter-Company Clearing Receivables and Inter-Company Clearing Payables to the extent required by Section 3.4;

h.	Seller has delivered an Acceptance Notice; and

i.	Seller has delivered evidence reasonably satisfactory to Purchaser of the release of the liens, pledges, mortgages, charges or other security interests or encumbrances set forth on Schedule 10.6(b) or has provided cash or security to Purchaser in the maximum amount of any outstanding obligation giving rise to such lien, pledge, mortgage, charge or other security interest or encumbrance.

9.4	Both Parties shall use best efforts to fulfil the Closing Conditions, including the Closing Condition under Section 9.2(a) and Section 9.3(a) above, in each case as soon as possible after the Signing Date and as further specified in Section 21. Each Party will keep the other fully informed of the status of the proceedings, in particular either Party shall be entitled to regularly review the progress of the proceedings, and permit the other Party to attend calls and meetings with the relevant Third Parties and/or authorities. The Parties shall inform each other in written form without undue delay (unverzüglich) as soon as any or all of the Closing Conditions have been fulfilled.

9.5	On the Scheduled Closing Date, the Parties shall take, or cause to be taken, the following actions (the “Closing Actions”) concurrently (Zug-um-Zug, i.e., in a way and in an order that appropriately ensures that all Closing Actions are taken or become effective at the same time):

a.	Purchaser shall pay the Preliminary Purchase Price, plus applicable VAT as described in Section 12.3 hereof, to the Seller and to the applicable Selling Affiliates (as set forth on Schedule 9.5 hereto), with such payment into the Seller’s (and the applicable Selling Affiliate’s) Bank Account as contemplated by Sections 7.5 to 7.7 of this Agreement;

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b.	Seller and/or the relevant member of the Seller’s Group shall settle in cash to the relevant Sold Entities or Sold JV Entities any Inter-Company Clearing Receivables, as applicable, as set forth in Section 3.4(c), if not occurred before;

c.	Seller shall cause the relevant Sold Entities or Sold JV Entities to settle in cash to the relevant members of the Seller’s Group any Inter-Company Clearing Payables, as applicable, as set forth in Section 3.4(d), if not occurred before;

d.	With respect to Inter-Company Financings set forth on Schedule 3.4(b), Seller and the relevant member of the Seller’s Group on the one hand and Purchaser on the other hand, shall execute the IC Clearing Payables and Receivables Assignment and Assumption Agreement;

e.	If applicable, Purchaser shall or shall cause to pay the Inter-Company Loan Purchase Price into a bank account as notified by Seller to Purchaser in writing at least five (5) Business Days prior to the Scheduled Closing Date or otherwise to the Seller’s Bank Account and as contemplated by Sections 7.5 to 7.7 of this Agreement;

f.	If applicable, Seller shall cause the relevant member of the Seller’s Group to pay the Inter-Company Clearing Receivables Compensation plus applicable VAT into Purchaser’s Bank Account as contemplated by Sections 7.5 to 7.7 of this Agreement;

g.	If not occurred before, Seller and/or the relevant Selling Affiliate, as applicable, on the one hand, and Purchaser and/or Purchaser Designee, as applicable, on the other hand shall execute the Local Share Sale and Transfer Agreements;

h.	If not occurred before, Seller and/or the relevant Selling Affiliates, as applicable, on the one hand, and Purchaser and/or Purchaser Designee, as applicable, on the other hand shall execute the Local Asset Sale and Transfer Agreements;

i.	If applicable, Seller shall cause the Selling Affiliates to grant Purchaser access to and to hand over to Purchaser the tangible Sold Assets for transport and Purchaser shall collect the tangible Sold Assets at the relevant production site or location of the Selling Affiliates to the extent that the relevant Local Asset Sale and Transfer Agreement provides for such hand-over and collection of Sold Assets at Closing;

j.	Seller shall cause the Selling Affiliates to deliver to Purchaser executed and acknowledged assignments, in recordable form, sufficient to transfer the Sold IP Rights and powers of attorney (if necessary due to delay in effectuating the assignments) in a form reasonably acceptable to Purchaser, executed by the applicable Selling Affiliates permitting Purchaser to prosecute any pending applications for Sold IP Rights;

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k.	Seller shall cause the Share Selling Affiliates to deliver Certificates (if any) representing the Sold Shares, duly endorsed in blank or accompanied with appropriate stock powers if stock, or duly executed assignments thereof if not held in the form of stock, or evidence that the Share Selling Affiliates shall have taken such other actions as may be necessary under applicable Laws to transfer ownership of such Sold Shares to Purchaser or its Purchaser Designee;

l.	Seller and/or the relevant Selling Affiliates, as applicable, on the one hand, and Purchaser and/or Purchaser Designee, as applicable, on the other hand shall execute the Ancillary Agreements; and

m.	Seller and/or the relevant Selling Affiliates, as applicable, shall deliver to Purchaser or its Purchaser Designee, the Tax clearance certificates as required under applicable Law, evidence of the termination of any Tax sharing agreement or arrangement that may exist between any Sold Entity or Sold JV Entity and Seller or any Selling Affiliate and satisfaction of all amounts due or payable under such agreements, and other items and materials designated in Section 12.3 and 12.5(e), hereof;

n.	Seller and its applicable Affiliates shall execute a notarial deed for the transfer of any German Real Property (the “Notarial Deed”), in a form reasonably acceptable to Purchaser and Seller.

9.6	Upon completion of the Closing Actions, the Parties shall sign the Closing Memorandum. The executed Closing Memorandum shall be the irrefutable proof that the Closing has occurred.

9.7	Seller shall be entitled to waive the Closing Action set out in Section 9.5(a) (in whole or in part), and Purchaser shall be entitled to waive any of Closing Actions to be performed by Seller or Selling Affiliates and any one or more of the Closing Conditions set out in Sections 9.3(c) through (i) (in whole or in part), in each case by written notice to the other Party. The effect of a waiver shall be limited to eliminating the obligation of the other Party or its Affiliates to perform the respective Closing Action or Closing Condition prior to Closing and shall not limit or prejudice any claims any Party may have with respect to any circumstances relating to such Closing Action or Closing Condition not being performed pursuant to this Agreement.

9.8	If (i) not all of the Closing Conditions have been fulfilled at the Longstop Date 1, or (ii) if not all of the Closing Actions have taken place or been waived at the Longstop Date 2, each of the Parties shall be entitled to withdraw (zurücktreten) from this Agreement by written notice to the other Party unless the withdrawing Party is responsible for (hat zu vertreten) the non-fulfilment of the Closing Condition at the Longstop Date 1 or the non-occurrence of the Closing Action at the Longstop Date 2. Such withdrawal shall only be valid if the written notice is received (zugegangen) by the other Party prior to the fulfilment or waiver of all Closing Conditions or Closing Actions. In the case of such withdrawal:

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a.	all obligations of the Parties hereunder shall terminate provided, however, that Sections 22, 23 and 24 shall remain in full force and effect; and

b.	no Party shall have any rights or claims against any other Party other than claims for breaches of this Agreement which occurred prior to the termination.

10. Seller’s Representations

Except as disclosed in any other provision, schedule or annex to this Agreement, and subject to the remedies and limitations set out in this Agreement, in particular the remedies and limitations set out in Sections 11 and 13, Seller hereby represents to Purchaser by way of an independent guarantee (selbstständiges Garantieversprechen) pursuant to Section 311 para. 1 of the German Civil Code (Bürgerliches Gesetzbuch) that the statements set forth in Section 10.1 through 10.20 are true and correct as of the Signing Date and will be true and correct at the Closing Date and, with regards to the Sold JV Entities, at the Relevant JV Closing, unless expressly stated otherwise hereinafter (collectively, the “Seller’s Representations”). The Seller’s Representations shall not qualify as a guarantee of quality of a condition (Beschaffenheitsgarantie) within the meaning of Sections 443 and 444 of the German Civil Code (Bürgerliches Gesetzbuch). Seller shall be entitled to disclose against the Seller’s Representations set forth in this Section 10 and limited to such facts and incidents which have occurred or become known to Seller prior to the Signing Date and provide Purchaser with such disclosures concurrent herewith (the “Disclosure Schedules”).

10.1	Status and Authorization

a.	Seller is a stock corporation duly incorporated and validly existing under the Laws of Michigan, USA, and has all rights, corporate powers, authority and capacity required to carry on its business as currently conducted.

b.	Each of the Asset Selling Affiliates and the Share Selling Affiliates is duly established and validly existing under the Laws of the jurisdiction of their respective incorporation. The Asset Selling Affiliates and the Share Selling Affiliates have the corporate power to own their assets and to operate their respective business as currently conducted.

c.	Seller and each of the Asset Selling Affiliates, Share Selling Affiliates, Sold Entities or Sold JV Entities (i) organized within the US and any other jurisdiction outside the US in which the concept of good standing or its functional equivalent is applicable, are each in good standing or its functional equivalent under the Laws of their respective jurisdiction of incorporation and (ii) is duly qualified to transact business in any jurisdiction where the ownership or leasing of the Sold Assets and the conduct of the Business require it to be so qualified except where the failure to be so qualified would not, individually or in the aggregate with other such failures, be material to the Business.

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d.	The execution and performance by Seller of this Agreement and each of the Ancillary Agreements to which Seller is or will be a party are within its corporate powers, do not violate its articles of association or by-laws and have been duly authorized by all necessary corporate action. The execution and performance by the Asset Selling Affiliates and Share Selling Affiliates of each of the Ancillary Agreements executed and delivered by them will, as of the execution thereof by such Asset Selling Affiliate or Share Selling Affiliate be within its corporate powers, not violate its articles of association or by-laws, have been duly authorized by all necessary corporate action and shall be enforceable against such Seller or Affiliate in accordance with its terms except to the extent that (i) such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally and is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and (ii) specific performance may not be available in certain jurisdictions outside the US. Except for the Merger Control Clearances and the Chinese Approval, the execution and performance of this Agreement and each of the Ancillary Agreements to which Seller or its Affiliates is or will be a party do not require any approval by any Governmental Authority and do not violate any applicable Law or decision by any Governmental Authority binding on Seller or any of its Affiliates.

e.	The execution and consummation of this Agreement and of the transactions contemplated therein by Seller does not violate any legal obligations of Seller and, to the Seller’s Knowledge, is not subject to challenge (Anfechtung) by any Third Party on any legal basis, including on the basis of any creditor protection Laws.

f.	There are no pending actions, lawsuits, investigations or proceedings before or by any Governmental Authority against Seller or any of the Asset Selling Affiliates or Share Selling Affiliates which in any manner challenges or seeks to prevent, delay or materially alter the transactions contemplated by this Agreement (including the Ancillary Agreements), and to the Seller’s Knowledge, no such action, lawsuit, investigation or proceeding has been threatened.

g.	No insolvency or similar proceedings have been, or, to the Seller’s Knowledge, have been threatened in writing to be opened or applied for regarding the Seller, the Asset Selling Affiliates or the Share Selling Affiliates and, to the Seller’s Knowledge, there are no circumstances that would require or justify the opening of or application for such proceedings.

h.	Seller’s sole shareholder is TRW Automotive Holdings Corp., a Delaware corporation.

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i.	Seller is the direct or indirect owner of substantially all of the assets (including operating subsidiaries) and operates substantially all of the businesses indirectly owned and operated by TRW Automotive Holdings Corp.

10.2	Status of the Sold Entities and the Sold JV Entities

a.	Each of the Sold Entities and the Sold JV Entities is duly established and validly existing under the Laws of the jurisdiction of their respective incorporation. The Sold Entities as well as the Sold JV Entities have the corporate power to own their assets and to operate their respective business as currently conducted.

b.	The excerpts from the commercial registers (if available in the jurisdiction of formation of the applicable Person) or any other publicly available register under local Law of the Sold Entities and the Sold JV Entities completely and correctly reflect the corporate law situation of the respective Sold Entities and Sold JV Entities; provided, however, that Seller gives no representation as to immaterial details or information that may be incorrectly reflected therein. There are no shareholder resolutions changing the articles of association of the Sold Entities and the JV Majority Participations which have not yet been effectuated and which are not yet reflected in the commercial registers or any other publicly available register under local Law.

c.	Schedule 10.2(c) contains a true and correct copy of the articles of association of the Sold Entities and the JV Majority Participations. Schedule 10.2(c) contains a true and correct copy of the articles of association of the JV Minority Participations as of the Signing Date.

d.	No insolvency or similar proceedings have been, or, to the Seller’s Knowledge, have been threatened to be, opened or applied for regarding a Sold Entity or a JV Majority Participation.

10.3	Ownership of the Sold Shares and of the Sold JV Shares; Shareholdings

a.	The Share Selling Affiliates hold unrestricted legal and beneficial title (uneingeschränkte rechtliche und wirtschaftliche Inhaberschaft) to the Sold Shares as set out in Schedule (B) and the Relevant JV Share Sellers hold unrestricted legal and beneficial title to the Sold JV Shares as set out in Schedule (C) (which sets forth the percentage of outstanding equity of the Sold JV Entity so held).

b.

The Sold Shares and the Sold JV Shares are duly authorized and validly issued in compliance with applicable Law and where applicable are fully paid and nonassessable, and, with regard to the Sold Shares, represent all of the issued and authorized share capital of the Sold Entities. Except as disclosed in Schedule 10.3(b) or as stated in this Agreement, and except for rights provided under statutory applicable Law, the Sold Shares and the Sold JV Shares are free and clear of any liens, encumbrances or other rights of Third Parties, and are not subject to any pre-emptive rights, rights of first refusal, options or other

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rights of any Third Party to purchase or otherwise acquire any of the Sold Shares and the Sold JV Shares, and the Sold Shares and the Sold JV Shares can be freely disposed of by the respective Selling Affiliate without such a disposal infringing any right of a Third Party. The Sold Shares and the Sold JV Shares are not subject to any silent partnership or sub-participation.

c.	Except as disclosed in Schedule 10.3(c) the contributions (Einlagen) on the Sold Shares and the Sold JV Shares are fully paid up (vollständig eingezahlt). All contributions have been made in compliance with applicable Law and have not been repaid or returned, in whole or in part, whether open or disguised, directly or indirectly. There are no obligations to make further contributions (keine Nachschusspflichten). Except as disclosed in Schedule 10.3(c) there are no securities of Sold Entities or the Sold JV Entities convertible into or exchangeable for shares and there are no outstanding obligations of the Sold Entities or the Sold JV Entities to repurchase or otherwise acquire their own shares.

d.	Except as disclosed in Schedule 10.3(d) the Sold Entities and the JV Majority Participations do not hold any equity interests in any other Person. Except as disclosed in Schedule 10.3(d), as of the Signing Date, the JV Minority Participations do not hold any equity interests in any other Person.

10.4	Financial Statements

a.	The individual annual financial statements of the Sold Entities and of TRW Fuji Valves, Inc. for the financial year ending December 31, 2013 and attached hereto as Schedule 10.4(a) have been, in each case, prepared in accordance with the applicable statutory accounting principles or US GAAP as applicable.

b.	The Consolidated Carve-out Statements, in each case audited (geprüft) by Ernst & Young, each of which is attached hereto as Schedule 10.4(b) and have been, in each case, prepared in accordance with (i) US GAAP and (ii) SEC Regulation S-X and any applicable SEC accounting and reporting interpretation (assuming for such purpose that pursuant to such regulation only two years of audited financial statements are required). The Consolidated Carve-out Statements present fairly in all material respects the financial position and operating results of the Business as of the dates thereof and for the periods covered thereby, in accordance with US GAAP.

c.	All books and records (including accounting and tax records) and all other Business Records of the Sold Entities and the JV Majority Participations have been properly kept and accurately reflect all transactions that are required to be reflected therein pursuant to any applicable Law. Such books and records are in the unrestricted possession of the Sold Entities, the JV Majority Participations and the Asset Selling Affiliates, as applicable.

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10.5	IP Rights

a.	Schedule 10.5(a) contains a comprehensive list of all patents, registered trademarks, utility models (Gebrauchsmuster), registered design rights (Geschmacksmuster), domain names and pending applications to register any of the foregoing necessary to conduct the Business as conducted as of the Signing Date and which are (i) either owned or co-owned (Inhaberschaft) by the Sold Entities or the JV Majority Participations, without necessarily being registered in the name of such entity, or (ii) contained in the Sold IP Rights (together the “Mono Use IP Rights”). With respect to the Sold IP Rights and Mono Use IP Rights described herein, the file histories, certificates, office actions, correspondence with Governmental Authorities and other registration materials related to all such IP Rights are either publicly available to Purchaser or will, in all material respects, be made available to Purchaser upon request, to the extent such materials are within the custody or control of Seller.

b.	Except as disclosed in Schedule 10.5(b) the persons listed in Schedule 10.5(a) are the sole unrestricted legal owner(s) (berechtigte materielle(r) Inhaber) of and, to the Seller’s Knowledge, have valid and enforceable rights to use the Mono Use IP Rights; the Asset Selling Affiliates are the sole unrestricted legal owner(s) (berechtigte materielle(r) Inhaber) of the Sold IP Rights.

c.	Except as disclosed in Schedule 10.5(c) (i) the Mono Use IP Rights and the Sold IP Rights are not subject to any pending administrative Proceeding for opposition, cancellation, revocation or rectification which may materially negatively affect the operation of the Business; and no such Proceeding has been threatened in writing; (ii) to Seller’s Knowledge the Mono Use IP Rights and the Sold IP Rights are not materially infringed by Third Parties; (iii) none of the Sold Entities materially infringes, violates or misappropriates any intellectual property rights of Third Parties; (iv) neither the Mono Use IP Rights nor the Sold IP Rights are encumbered with any rights of any Third Party or subject to any non-registered or otherwise pending transfer or other disposition or any sale, contribution or other contractual arrangement creating an obligation to transfer or to create any encumbrances; and (v) the Sold Entities, the JV Majority Participations and the Asset Selling Affiliates have taken all actions required in order to maintain the registered IP Rights of the Business, including the timely payment of all registration and other fees, and that such registered IP Rights are otherwise in good standing. For the avoidance of doubt, non-exclusive licenses in existence prior to the Closing Date and made available to Purchaser shall not be considered an encumbrance for purposes of Section 10.5(c)(iv).

d.	The Sold Entities, the JV Majority Participations and the Asset Selling Affiliates are without any restriction, other than those imposed by national intellectual property Laws such as Germany’s Law on employees’ inventions, entitled to all IP Rights currently used within the Business and that were developed by any employee, freelancer or contractor that was, has been or is working for the Business.

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e.	The Sold Entities, the JV Majority Participations and the Asset Selling Affiliates either own, or are legally entitled to use on the basis of valid license agreement with third parties, all software currently used within the Business.

f.	Each of Seller, Sold Entities, the Asset Selling Affiliates and, to the Seller’s Knowledge, the JV Majority Participations has taken commercially reasonable measures to protect the secrecy and confidentiality of the confidential information, including trade secrets, of the Business.

10.6	Assets

a.	Except as disclosed in Schedule 10.6(a) the Sold Assets, the tangible fixed assets (Anlagevermögen) and the current assets (Umlaufvermögen) as adjusted until Closing in the ordinary course of business or in accordance with this Agreement (i) in which the Sold Entities or the JV Majority Participations hold any right (Recht), title (Eigentum), expectancy right (Anwartschaftsrecht) or any other legally protected position (geschützte Rechtsposition) or (ii) which are otherwise lawfully held by the Sold Entities or the JV Majority Participations or leased under certain Assumed Contracts or (iii) which are made available to Purchaser or to the Business under the Ancillary Agreements comprise all assets which are necessary for carrying out the Business in all material aspects and consistent with past practice and in substantially the same fashion and manner as conducted during the period immediately prior to the Signing Date (the “Assets”). The Assets are, according to their age, in good working order and repair (normal wear and tear accepted).

b.	Except as disclosed in Schedule 10.6(b) such Assets are free and clear of any liens, pledges, mortgages, charges or other security interests or encumbrances in favor of any Third Party, including agreements to create any aforementioned encumbrances, except for customary retention of title rights and encumbrances of rights of Third Parties created under statutory applicable Law (such as and including security rights in favor of tax authorities, other governmental entities, landlords or craftsmen) and except to the extent such liens, pledges, mortgages, charges or other security interests or encumbrances have been created as security for liabilities which are acquired by Purchaser as part of the Sold Entities or as Assumed Liabilities.

10.7	Real Property

a.

Schedule 10.7(a) contains for each of the Sold Entities and the JV Majority Participations a complete and correct list of all real property (Grundstücke) and rights in rem similar to real property (grundstücksgleiche Rechte), including without limitation, hereditary building rights (Erbbaurechte) owned or held by such Sold Entity or JV Majority Participation and, for the Asset Selling Affiliates, a complete and correct list of all real property (Grundstücke) and including rights in rem similar to real property (grundstücksgleiche Rechte) and hereditary building rights (Erbbaurechte) owned or held by such Asset Selling Affiliates and used in the Business. Except as disclosed in Schedule 10.7(a), each of the Sold Entities, the JV Majority Participations and the Asset Selling

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Affiliates is the sole unrestricted legal and beneficial owner or holder of the real property and rights in rem as set out in Schedule 10.7(a), holds such property free and clear of any liens, pledges, mortgages, charges or other security interests or encumbrances in favor of any Third Party, except for customary retention of title rights and encumbrances of rights of Third Parties created under statutory applicable Law (such as and including security rights in favor of tax authorities, other governmental entities, landlords or craftsmen). Except as set forth on Schedule 10.7(a) (i) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such property or any portion thereof or interest therein, (ii) none of the Asset Selling Affiliates, Sold Entities or JV Majority Participations are a party to any agreement or commitment to purchase any real property or interest therein, (iii) to the Seller’s Knowledge, there is no material violation of any Law (including, without limitation, any building, planning or zoning law, however, excluding any Environmental Law) relating to any such property or the use, operation or maintenance thereof and none of such property encroaches on any property owned by any other Person, and (iv) no building improvements on such property and none of the current uses and conditions thereof violate in any material respect any deed restrictions or other covenants, restrictions, agreements, existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans as modified by any duly issued variances. Except as set forth in Schedule 10.7(a), there is no real property owned or held by any Asset Selling Affiliate relating to the Business that is not Sold Real Property.

b.	Schedule 10.7(b) contains, a complete and correct list of all real property leased by the Sold Entities, the Asset Selling Affiliates to the extent related to the Business, or the JV Majority Participations and states for each such piece of real property truly and correctly the location, the landlord and the date of the lease agreement. Except as otherwise indicated in Schedule 10.7(b), as of the Signing Date: (i) each such lease is in full force and effect, and, neither the Sold Entities, the Asset Selling Affiliates to the extent related to the Business, or the JV Majority Participations nor, to the Seller’s Knowledge, any other Third Party to any such lease is in material breach of or default thereunder or, to the Seller’s Knowledge, has since January 1, 2014 given written notice of material breach, default or termination to any other party thereunder; (ii) to the Seller’s Knowledge, no condition exists which with notice or lapse of time or both would constitute a material breach or default by any of the Asset Selling Affiliates, the Sold Entities or the JV Majority Participations under any such lease, (iii) no consent or other approval is required under any such lease in order to consummate the transactions contemplated hereby; or (iv) no such lease has been assigned or subleased.

10.8	Employees, Pensions

a.	Seller has provided in section 16.2.7 of the VDR a comprehensive list of the names of Business Employees including identification by jurisdiction of the number of such employees participating in pension benefits.

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b.	Without prejudice to the disclosures in Schedule 10.12 (Litigation Schedule) Seller has met, in all material aspects, all due claims for remuneration and other claims of Business Employees and has complied in all material aspects with all statutory provisions in this regard.

c.	All material collective bargaining agreements and all material works council agreements which apply as of the Signing Date to the Business Employees are listed in Schedule 10.8(c), it being understood that “material” for the purposes of this clause means any such agreements which have a significant impact on remuneration, benefits, termination rights and lay-offs, working conditions and working practices.

d.	Schedule10.8(d) lists all material employee benefit plans including disability benefits, severance benefits, retirement benefits, life, health, retirement indemnities, accident benefits as well as any bonus plans, profit-sharing plans, seniority awards, stock option plans, stock purchase plans, restricted stock, stock appreciation rights or other forms of incentive compensation, deferred compensation or post-retirement insurance, compensation or benefits, which are maintained, contributed to or sponsored by Seller or any of the Selling Affiliates to the extent relating to the Business Employees as of Signing Date with respect to any Business Employees other than any plan, program or arrangement required by national Law. For purposes of this Section 10.8(d), material employee benefit plans do not include individual agreements with employees, coupons, vouchers, housing allowances, working equipment contributions, clothing allowances, etc., in each case with a value of less than US$ 3,000.00 per month.

e.	As of the Signing Date, there is no pending or, to Seller’s Knowledge, threatened labor strike, work stoppage or other organized disturbance or disruption of the labor force of any of the Business Employees.

f.	As of the Signing Date, to Seller’s Knowledge, the French Entities have not taken any action that would result in the increase of any of the rates of social contributions applicable to any French Entity. In particular, no work related accident insurance increase (taux majoré de cotisation d’accident du travail) has been applied or is likely to be applied to any of the French Entities.

10.9	Environmental Matters; Public Permits

a.	The Sold Entities, the JV Majority Participations and, to the extent relating to the Business, the Asset Selling Affiliates have validly obtained the Public Permits and/or the Environmental Permits, and as of the Signing Date each such Public Permit and Environmental Permit is in full force and effect, and no Public Permit or Environmental Permit has been modified, cancelled or revoked from any Sold Entity or JV Majority Participation and, to the extent relating to the Business, any Asset Selling Affiliate nor has any Sold Entity, JV Majority Participation or, to the extent relating to the Business, any Asset Selling Affiliate prior to the Signing Date received any written notice that it is intended to modify, cancel or revoke any Public Permit or Environmental Permit. No Public Permit or Environmental Permit will expire or be suspended as a result of the transactions contemplated by this Agreement.

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b.	Except as disclosed in Schedule 10.9(a), the Sold Entities, the JV Majority Participations, and, to the extent relating to the Business, the Asset Selling Affiliates are and have been in compliance in all respects with the terms and conditions of all Public Permits and Environmental Permits, orders of the authorities and applicable public and Environmental Laws.

c.	Except as disclosed in Schedule 10.9(c), to the Seller’s Knowledge, the JV Majority Participations, the Sold Entities and, to the extent relating to the Business, the Asset Selling Affiliates are in compliance in all respects with health and safety requirements applicable to the Business under Laws including, but not limited to, occupational health and safety (Arbeitssicherheit) requirements.

d.	To the Seller’s Knowledge, except as disclosed in Schedule 10.9(d) there has been no release of Hazardous Substances at, on, in, under, or from any real estate required to be listed in Schedules 10.7(a) and 10.7(b) which could reasonably be expected to result in liability under Environmental Laws. To the Seller’s Knowledge, the JV Majority Participations, the Sold Entities and, to the extent relating to the Business, the Asset Selling Affiliates, have not caused a release of Hazardous Substances at any location except in compliance with Environmental Law nor have they arranged by contract, agreement or otherwise, for the transportation, treatment, or disposal of Hazardous Substances at any location that could reasonably be expected to result in a release of Hazardous Substances at any location except in compliance with Environmental Law.

e.	The Sold Entities and the JV Majority Participations have not assumed by agreement or operation of law or otherwise undertaken or indemnified any liability or obligation of any other Person arising under Environmental Laws.

f.	Seller has made available to Purchaser all final reports of soil and groundwater investigations, remediation or human health risk assessments, and most recent health, safety and environmental audits, in each case which have been commissioned by the Seller within the period of three (3) years prior to the date hereof in respect of any real estate listed in Schedules 10.7(a) and 10.7(b) and the real estate owned or held by the JV Majority Participations on the Closing Date, or any real property previously owned, leased or operated by any Sold Entity and the Sold JV Majority Participations.

g.

Except as disclosed in Schedule 10.9(g), the JV Majority Participations, the Sold Entities and, to the extent relating to the Business, the Asset Selling Affiliates are not engaged in any pending, and, to Seller’s Knowledge, are not aware of any threatened administrative or judicial proceedings or arbitration concerning Public Permits or Environmental Permits, Environmental Conditions or Environmental Laws, nor have the Seller, the Sold Entities, the JV Majority Participations and, to the extent relating to the Business, the Asset

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Selling Affiliates, received any notice, report, citation, complaint, summons, directive, order, claim, information request, or other communication from any Governmental Authority or other Person regarding any actual, potential, or alleged Environmental Condition, violation of or liability under Environmental Laws.

h.	Any asbestos that is present in a friable state or condition prior to Closing in or on any building or other structure on the Covered Property, or in or on any building materials, furnishings or fixtures, including asbestos fibers present therein prior to Closing in the form of dust, is encapsulated.

i.	Notwithstanding any other representations and warranties in this Agreement, Purchaser acknowledges and agrees that the only representations and warranties given in relation to matters relating to Environmental Laws and health and safety requirements applicable to the Business are those set out in this Section 10.9 and no other representation or warranty is given in relation to such matters.

10.10	Material Agreements

a.	Schedule 10.10(a) contains a true and complete list of each Assumed Contract to which any Asset Selling Affiliate is a party or otherwise bound, and each contract, agreement or similar commitment or obligation (“Contract”) to which a Sold Entity or JV Majority Participation is a party or is otherwise bound, as of the Signing Date which meets any of the following criteria (the “Material Agreements”), which Material Agreements are in full force and effect, have not been cancelled or terminated and are fully enforceable in accordance with their terms:

aa.	Any Contract with a remaining term in excess of twelve (12) months and that is not terminable on less than ninety (90) days’ notice and without penalty, or nomination letters from existing customers, in each case (i) involving payments to or on behalf of the relevant Sold Entity, JV Majority Participation or Asset Selling Affiliate in excess of US$ 10,000,000.00 per annum, and (ii) which includes or permits a price-down of 2.5% or more in any twelve (12) month period.

bb.	Any Contract with a remaining term in excess of twelve (12) months and that is not terminable on less than ninety (90) days’ notice and without penalty (i) involving payments by the relevant Sold Entity, JV Majority Participation or Asset Selling Affiliate in excess of US$ 5,000,000.00 per annum and (ii) which includes or permits a 2.5% or greater price increase in any twelve (12) month period.

cc.	Any purchasing Contract with a supplier with a volume commitment in excess of US$ 5,000,000.00 per annum.

dd.	Any Contract which restricts the conduct of the Business, including by virtue of non-competition or exclusivity provisions.

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ee.	Any sales representative or other agency Contract that (i) cannot be terminated on less than 12 months’ notice and without penalty of less than US$ 100,000.00, or (ii) provides for exclusivity.

ff.	Contracts with employees involving payments in excess of USD 200,000.00 of base salary per annum or requiring any payment as a result of the consummation of the transactions contemplated by this Agreement.

gg.	Contracts with consultants, advisors or other similar service providers involving payments in excess of US$ 1,000,000.00 and that cannot be terminated with less than 30 days’ notice and without penalty.

hh.	Each Contract relating to a joint venture or similar arrangement.

ii.	Any Contract pursuant to which a Sold Entity, JV Majority Participation or Asset Selling Affiliate has pledged security to secure its obligations under the Contract.

jj.	Any Contract which provides for indemnification by a Sold Entity, JV Majority Participation or Asset Selling Affiliate outside of the ordinary course of business for in excess of US$ 500,000.00.

b.	Except as disclosed in Schedule 10.10(b), neither the relevant Sold Entity, JV Majority Participation or Asset Selling Affiliate nor to the Seller’s Knowledge, any other party to a Material Agreement is in default or material breach of such Material Agreement.

c.	True and complete copies of all written Material Agreements, which are the Contracts required to be listed in Schedule 10.10(a), and true and correct descriptions of the material terms of all non-written Material Agreements have been delivered to the Purchaser in the VDR. No cancellation or termination of any Material Agreement has been threatened in writing during the last twelve (12) months prior to the Signing Date against the relevant Sold Entity, JV Majority Participation or Asset Selling Affiliate nor, to the Seller’s Knowledge are there any other circumstances which may reasonably be expected to result in any such cancellation or termination.

d.

None of any of the suppliers and none of any of the customers of the Sold Entities, the JV Majority Participation or, with regard to the Business, of the Asset Selling Affiliates which is a party to a Material Agreement has, in the nine (9) months preceding the Signing Date, indicated that it intends to terminate or materially reduce its business dealings with any of the Sold Entities, the JV Majority Participations or the Asset Selling Affiliates, to the extent relating to the Business. For the avoidance of doubt this shall not apply to cases in which a supplier has asked for a price increase of up to 5%. Schedule 10.10(d) sets forth a list of (i) customers of the Business accounting for more than 2.5% of sales of the Business per annum and the amount of such sales per annum for each such customer for the year ended December 31, 2013,

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(ii) suppliers of the Business that account for more than five percent (5%) of the purchasing spend per annum of the Business and the amount of such spend by supplier for the year ended December 31, 2013, (iii) a list of customers of the Business with payment terms in excess of ninety (90) days and (iv) a list of suppliers of the Business with payment terms less than sixty (60) days and that account for more than five percent (5%) of the direct purchasing spend for the year ended December 31, 2013 (excluding contracts for purchase of materials and equipment).

10.11	Compliance with Laws; Subsidies

a.	Except as disclosed in Schedule 10.11(a) the Sold Entities, the JV Majority Participations and, to the extent relating to the Business, the Asset Selling Affiliates (i) have not received a written notice from any Governmental Authority or to Seller’s Knowledge, any other Person during the twelve (12) months preceding the Signing Date that they are in default under or in violation of applicable Laws and (ii) are and have been in compliance in all material respects with all applicable Laws.

b.	Except as disclosed in Schedule 10.11(b) none of the Sold Entities, the JV Majority Participations or the Asset Selling Affiliates has received or applied for any state aids and subsidies. No repayment of or cancellation of any such subsidies is currently required or will be required as a consequence of the execution and delivery of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby.

c.	Each of the Asset Selling Affiliates with respect to the Business, the Sold Entities, and the JV Majority Participations manufactures and sells products that may contain gold, tantalum, tin or tungsten (the foregoing hereafter referred to collectively as “3TG”). Since January 1, 2013, each of the Asset Selling Affiliates with respect to the Business, the Sold Entities, and the JV Majority Participations has and continues to (i) conduct a good faith inquiry regarding the origin of 3TG contained in any products of the Business that it manufactures and sells that is reasonably designed to determine whether any of such 3TG originated in the Democratic Republic of the Congo or any other “Covered Countries” (as such term is defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) or are from recycled or scrap sources; and (ii) conduct due diligence to determine the origin of any 3TG contained in the products of the Business that it manufactures and sells using a nationally or internationally recognized due diligence framework.

10.12	Litigation

Except as disclosed in Schedule 10.12, none of the Asset Selling Affiliates to the extent relating to the Business, Sold Entities or the JV Majority Participations is a party to any litigation, administrative proceedings, legal, civil, criminal or administrative action, suit, investigation or other proceeding (including condemnation proceedings) by or before any Governmental Authority as plaintiff or defendant or otherwise or has received any written claim from any Person with a

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value claimed or reasonably expected to be in excess of USD 200,000.00 or USD 20,000.00 with respect to any employee claims, and, to the Seller’s Knowledge, no such litigation, administrative proceedings, legal, civil, criminal or administrative action, suit, investigation or other proceeding has been threatened in writing. Except as disclosed in Schedule 10.12, none of the Asset Selling Affiliates to the extent relating to the Business, Sold Entities or the JV Majority Participations is subject to any judgment, order, decree or settlement that imposes any material restriction on the conduct of its business.

10.13	Insurance

Schedule 10.13 contains a true and complete list as per the Signing Date of all insurance policies relating to the assets, business, operations or directors and officers of each of the Sold Entities and the JV Majority Participations, setting forth for each the insurer, insured party, insured risk and amount, applicable deductibles, annual premium and policy number of such insurance. All insurance policies maintained by the Sold Entities and the JV Majority Participations are in full force and effect and have not been terminated. Each of the Sold Entities and the JV Majority Participations is, and has been, in full compliance with all terms and conditions of such insurance policies. Except as set forth on Schedule 10.13, there are, with respect to the Business, no claims pending under any insurance policy. During the past two (2) years, there has been no lapse in coverage of such insurance.

10.14	Intra-group Arrangements

Except as disclosed Schedule 10.14 there are no contracts between any of the Sold Entities and the JV Majority Participations, on the one hand, and any Seller’s Group Company, on the other hand, which will not be terminated as of the Closing Date. Except as disclosed in Schedule 10.14, there are no guarantees, suretyships or other real or contractual securities as of the Closing Date of any of the Sold Entities and the JV Majority Participations, which serve as collateral for any obligations of the Seller or any of Seller’s Affiliates. As of the Closing Date neither the Seller nor any of Seller’s Affiliates has provided any guarantees, suretyships or other real or contractual securities which serve as collateral for liabilities of any of the Sold Entities or the JV Majority Participations.

10.15	Accounts Receivable

All trade accounts receivable have arisen from sales or services made in the ordinary course of business, consistent with the relevant Sold Entities’ or the JV Majority Participations’ scope of business. The accounts receivable reflected in the books and records of the Sold Entities or the JV Majority Participations are legally existing.

10.16	Brokers

Neither the Sold Entities nor the Purchaser will be responsible for any commission, finder’s or similar fee for services rendered by any broker, finder, financial advisor or investment bank and provided to Seller or any of its Affiliates in connection with the transactions contemplated hereby based on arrangements made by any Seller or any of its Affiliates.

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10.17	No Illegal Payments

No Asset Selling Affiliate, Sold Entity or JV Majority Participation nor (i) any current or former director, officer, agent, or employee thereof, or (ii) any other Person acting at the direction thereof or on behalf thereof, has directly or indirectly, in connection with the Business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any foreign governmental officials from corporate funds; (c) established or maintained any unlawful fund of corporate monies or other assets; (d) made any intentionally false entries on the books and records; (e) made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, regardless of form, whether in money, property, or services; or (f) otherwise violated any provision of the US Foreign Corrupt Practices Act of 1977, as amended, or comparable Laws of jurisdictions outside of the US.

10.18	Absence of Undisclosed Liabilities

Except as set forth in Schedule 10.18 or in any other Schedule to this Agreement, none of the Asset Selling Affiliates to the extent relating to the Business, Sold Entities or the JV Majority Participations has any material obligation or liability (whether absolute or contingent, liquidated or unliquidated, due or to become due, asserted or unasserted, or otherwise), except for obligations and liabilities (a) reflected, reserved against or otherwise expressly disclosed in the financial statements described in Section 10.4 (including any footnotes thereto), (b) incurred in the ordinary course of business after December 31, 2013 which are consistent as to type and amounts with past practice, (c) under Assumed Contracts or contracts to which a Sold Entity or a JV Majority Participation is a party, (d) incurred pursuant to this Agreement or the Ancillary Agreements, or (e) that constitute Excluded Liabilities.

10.19	Absence of Changes

Except as set forth on Schedule 10.19, since December 31, 2013, (i) the Business has been conducted in all material respects in the ordinary course, (ii) there has been no change in the financial position or results of operations of the Business that has had a Material Adverse Effect and (iii) the Asset Selling Affiliates, with respect to the Business, and the Sold Entities and the JV Majority Participations have not:

a.	suffered any physical damage, destruction or casualty loss in an amount exceeding USD 500,000.00 in the aggregate affecting the Sold Assets or any material asset of any Sold Entity or JV Majority Participation which is not covered by insurance;

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b.	made or granted any general wage or salary increase with respect to Business Employees or made or granted any material increase in the payments of benefits with respect to such employees under any bonus, insurance, pension or other employee benefit plan or program, in each case other than in the ordinary course of business and pursuant to existing agreements or commitments or benefit plans or as required by Law;

c.	waived in writing any material rights under any contract or agreement material to the Business;

d.	sold, transferred, or otherwise disposed of any material assets, properties or rights of the Business, except in the ordinary course of business;

e.	made any material change in the accounting methods, procedures or practices of the Asset Selling Affiliates relating to the Business or of the Sold Entities or JV Majority Participations, except in each case as required by US GAAP;

f.	made any loans or advances to, or guarantees for the benefit of, any Person, other than loans or advances to employees in the ordinary course and for amounts that do not exceed USD 15,000.00 individually and USD 500,000.00 in the aggregate;

g.	except in the ordinary course of business and for amounts which are not material, any revaluation (including establishment of any reserve) or write-off of any assets; or

h.	entered into any contract or other agreement to do any of the foregoing.

10.20	Taxes

a.	The Sold Entities, and the JV Majority Participations have duly and timely filed (or have had filed on their behalf) all Tax Returns with the appropriate Taxing Authority. All such Tax Returns and any other Tax Returns filed by the Sold Entities and the JV Majority Participations are complete, true and correct in all material respects and all Taxes shown as due on such Tax Returns or with respect to any Tax assessment issued by a Taxing Authority to any Sold Entities and the JV Majority Participations or otherwise due have been paid. The Sold Entities and the JV Majority Participations have paid or caused to be paid to the applicable Taxing Authority on a timely basis, or have accrued in accordance with the applicable statutory accounting principles or US GAAP, all Taxes. Seller and the Selling Affiliates have duly and timely filed (or have had filed on their behalf) all material Tax Returns with respect to the Business and/or the Sold Assets with the appropriate Taxing Authority. All such Tax Returns and any other Tax Returns pertaining to the Business and/or the Sold Assets filed by Seller and the Selling Affiliates are complete, true and correct in all material respects and all Taxes shown as due on such Tax Returns or with respect to any Tax assessment issued by a Taxing Authority to Seller or the Seller Affiliates with respect to the Business and/or the Sold Assets or otherwise due with respect thereto have been paid. Seller and the Selling Affiliates have paid or caused to be paid to the applicable Taxing Authority on a timely basis, or have accrued in accordance with the applicable statutory accounting principles or US GAAP, all Taxes pertaining to the Business and/or the Sold Assets.

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b.	Since January 1, 2009, neither Seller nor any Seller Affiliate has prepared a Tax Return with respect to the JV Minority Participations.

c.	There are no liens, pledges, mortgages, charges or other security interests or encumbrances for Taxes (“Tax Encumbrances”) upon any of the Sold Assets or any of the assets of the Sold Entities or the JV Majority Participations, except for any Tax Encumbrances not yet due and payable and for which adequate reserves have been maintained.

d.	There are no pending or threatened audits, examinations or other administrative or court proceedings for the assessment, adjustment or collection of Taxes of the Sold Entities or the JV Majority Participations, and none of the Sold Entities or the JV Majority Participations has received, within the past five years, any written notice of any claims, actions, suits, proceedings or investigations for the assessment, adjustment or collection of Taxes that have not been withdrawn, settled or paid in full. There are no pending or threatened audits, examinations, or other administrative or court proceedings for the assessment, adjustment, or collection of Taxes of the Seller or the Seller Affiliates with respect to the Business and/or the Sold Assets.

e.	There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or Tax deficiencies of the Sold Entities or the JV Majority Participations. There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or Tax deficiencies of the Seller or the Seller Affiliates pertaining to the Business and/or the Sold Assets.

f.	The Sold Entities and the JV Majority Participations are in material compliance with all applicable information reporting and Tax withholding requirements under applicable Tax Laws. The Seller and the Seller Affiliates are in material compliance with all applicable information reporting and Tax withholding requirements under applicable Tax Laws pertaining to the Business and/or the Sold Assets.

g.	No written claim has been made within the last five years by a Taxing Authority in a jurisdiction where the Sold Entities or the JV Majority Participations do not file Tax Returns that it is or may be subject to taxation by that jurisdiction. No written claim has been made within the last five years by a Taxing Authority in a jurisdiction where the Seller or any Selling Affiliate does not file Tax Returns with respect to the Business and/or the Sold Assets, that it is or may be subject to taxation by that jurisdiction with respect to the Business and/or the Sold Assets.

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h.	Except as set forth on Schedule 10.20(h), none of the Sold Entities or JV Majority Participations is a party to, or potentially liable under, any agreement providing for the allocation or sharing of Taxes. None of the Sold Entities or JV Majority Participations (i) has ever been a member of a consolidated, combined, unitary or affiliated group or fiscal unity other than that with respect to which its seller is the parent (or a member of such group) or (ii) has incurred, or is potentially liable for, any liability for the Taxes of any Person as a transferee or successor, by contract (other than non-Income Taxes arising in connection with a Contract entered into in the ordinary course of business and containing customary terms and conditions with respect to responsibility for such non-Income Taxes), or otherwise, or as a result of being a member of a consolidated, combined, unitary or affiliated group or fiscal unity.

i.	None of the Sold Entities or the JV Majority Participations is or has been a United States real property holding corporation within the meaning of IRC Section 897 during the period specified in IRC Section 897(c)(1)(A) and no withholding of federal income Tax will be required under IRC Section 1445 in connection with the transactions contemplated by this Agreement.

j.	None of the Sold Entities or the JV Majority Participations has participated in any reportable transaction, as defined in U.S. Treasury Regulation Section 1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction; or is or has been a party to any “listed transaction,” as defined in IRC Section 6707A(c)(2) and Reg. §1.6011-4(b)(2);

k.	None of the Sold Entities or the JV Majority Participations will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign Law) executed by any Sold Entity prior to the Closing Date; (ii) change in method of accounting, including pursuant to IRC Section 481, with respect to a Pre-Closing Tax Period; (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under IRC Section 1502 (or any corresponding or similar provision of state, local, or foreign income Tax Law), in each case, relating to transactions or events occurring on or before the Closing Date or (iv) tax election, intercompany transaction, restructuring (including the settlement of intercompany accounts pursuant to Section 3.4) or any other action during the Pre-Closing Date Period, other than such actions taken in the ordinary course of business (a “Pre-Closing Restructuring”);

l.	Except as set forth on Schedule 10.20(l), none of the Sold Entities or JV Majority Participations is a party to any joint venture, partnership or other arrangement or contract which is treated as a partnership for U.S. federal, State or foreign Income Tax purposes.

m.	Each of the Sold Entities (with the exception of Forjas y Maquinas, S. de R.L. de C.V. (the “Mexican Sold Entity”) and JV Entities is classified as a corporation for all U.S. federal, state, and local Tax purposes and none of them is classified as a flow-through or fiscally transparent entity for foreign Tax purposes.

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n.	Except as set forth in Schedule 10.20(n), during the five (5) years prior to the date of this Agreement none of the Sold Entities the JV Majority Participations has had any branches, agency or permanent establishments nor has at any time been treated as tax resident outside of its country of incorporation.

o.	Seller, with respect to the Business or the Sold Assets, and the Selling Affiliates, Sold Entities, the JV Majority Participations have duly completed all material Tax registration procedures required under applicable Laws.

p.	None of the Sold Entities or JV Minority Participations will be required to reduce any Tax Attribute by reason of the application of Treas. Reg. §1.1502-36 to the transactions contemplated by this Agreement. “Tax Attribute” shall mean any item of basis of property, any item of loss (including a net operating loss carryover), any item of credit and any other Tax item that would otherwise be taken into account in a Tax period ending after the Closing Date.

q.	Each of the Sold Entities and the JV Majority Participations have the tax classification for the purpose of FATCA as set forth on Schedule 10.20(q) hereof. As used herein, “FATCA” means (x) the Foreign Account Tax Compliance provisions enacted as part of the U.S. Hiring Incentives to Restore Employment Act and codified in IRC Sections 1471 through 1474, all rules, regulations and other guidance issued thereunder, and all administrative and judicial interpretations, and (y) any applicable intergovernmental agreement entered into in connection with such U.S. legislation, including any implementing legislation, regulations and other guidance.

r.	The Mexican Sold Entity has applied for an obtained from the competent Mexican authorities an operating license (the “IMMEX License”) under Mexico’s Manufacturing Maquiladora and Export Services Industry Program (“IMMEX Program”). Such IMMEX License is (i) in good standing; (ii) in compliance with applicable law. Mexican Sold Entity has implemented internal controls and processes to ensure compliance with the relevant laws, rules and regulations governing operations under the IMMEX Program. Mexican Sold Entity, as operator under its IMMEX License has duly filed an application for certification by the competent Mexican Tax Authorities to allow for Mexican Sold Entity to continue, as of January 1, 2015, to make temporary importations into Mexico exempt from value added taxation and evidence of this filing is attached hereto as Schedule 10.20(r).

10.21	Seller’s Knowledge

“Seller’s Knowledge” shall mean the actual knowledge (positive Kenntnis) of the individuals listed in Schedule 10.21.

11. Remedies

11.1

In the event of a Breach Seller shall, or shall cause the relevant Selling Affiliate to put Purchaser, or at Purchaser’s election, the relevant Purchaser Indemnified Parties into the position that it would have been in if the Breach had not occurred

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(Naturalrestitution), or, to the extent Seller has not cured the Breach and the Breach is capable of being cured, accordingly within a period of one (1) month, or, to the extent Purchaser does not suffer any additional Losses thereby, within a period of two (2) months after receipt of the notice pursuant to Section 11.3, pay to such Purchaser Indemnified Party the Purchaser Claim.

11.2	If and to the extent a claim under Section 11.1 relates to a Sold JV Entity, the amount to be paid by the Seller or the Relevant JV Share Seller to the Purchaser Indemnified Party shall be the relevant amount of the Losses multiplied by the Relevant JV Share Seller’s shareholding percentage in such Sold JV Entity. For the avoidance of doubt, the preceding sentence shall not limit any direct Losses suffered by a Purchaser Indemnified Party other than a Sold JV Entity.

11.3	If a Breach occurs, Purchaser shall notify Seller of such Breach without undue delay but not later than twenty (20) Business Days after the discovery of such Breach, provided, that the failure to so notify shall not relieve Seller of its obligations hereunder except to the extent such failure shall have prejudiced the Seller. Such notice shall be in written form and shall contain information on the facts (Sachverhalt) and the object of the Breach in reasonable detail as well as, to the extent feasible, the estimated amount involved. Without prejudice to the validity of the alleged Purchaser Claim in question, Purchaser shall allow and shall cause the Sold Entities or the JV Majority Participations to allow, Seller and its advisors to reasonably investigate the matter or circumstance alleged to give rise to such Purchaser Claim, and whether and to what extent any amount is payable in respect of such Purchaser Claim. Purchaser shall use its commercially reasonable efforts to give, and shall, to the extent commercially reasonable, cause the Sold Entities or the JV Majority Participations (including their advisors) to give, upon request, without undue delay such information and assistance, including access to Purchaser’s and the Sold Entities’ or the or the JV Majority Participations’ premises and personnel during regular business hours and upon reasonable advance notice, without material interference with the operation of their respective business, and including the right to examine and copy or photograph (at Seller’s cost) any assets, books and records, documents or other materials, as Seller or its advisors may reasonably request for the purpose of such investigation. To the extent any remedial action requires the co-operation of Purchaser, Purchaser shall use commercially reasonable efforts to take all steps which Seller may reasonably request from Purchaser for the purpose of such remedial action. In particular, Purchaser shall use commercially reasonable efforts to give any consent, adopt any resolution and exercise its rights as a shareholder of the relevant Sold Entity or the JV Majority Participation and, to the extent commercially reasonable, cause the relevant Purchaser’s Affiliate, if applicable, to take any such action as a shareholder in the relevant Sold Entity or JV Majority Participation, each in such way as reasonably necessary to remedy the Breach.

11.4

If (i) any Third Party sues or threatens to sue Purchaser or any of the Sold Entities or JV Majority Participations, (ii) any Governmental Authority issues or threatens to issue a decision, order, decree, complaint or injunction against Purchaser or any of the Sold Entities or JV Majority Participations, or (iii) Purchaser or any of the Sold Entities or JV Majority Participations are subjected to any audit or examination by a Governmental Authority, and (i) to (iii) may give rise to a Purchaser Claim (the

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“Third Party Claim”), Purchaser shall notify Seller of such Third Party Claim by a Notice of Claim without undue delay, provided, that the failure to so notify shall not relieve Seller of its obligations hereunder except to the extent such failure shall have prejudiced the Seller. Purchaser shall take commercially reasonable steps to procure that the Sold Entities or JV Majority Participations (including their advisors) provide Seller with such information and assistance as Seller or its advisors may reasonably request to investigate the Third Party Claim. This shall include the information and assistance specified in Section 11.3 and the opportunity to discuss with Purchaser any measures which Seller proposes to take in connection with the Third Party Claim. Seller shall be entitled in its sole discretion and at its expense to take such action as it deems reasonable to contest such Third Party Claim in the name and on behalf of Purchaser, the Sold Entities or JV Majority Participations concerned by sending a written notice of its election to do so within fifteen (15) Business Days after receiving the Notice of Claim from Purchaser. Seller shall not be entitled to settle or compromise any such Third Party Claim without the consent of Purchaser, not to be unreasonably withheld, except to the extent such settlement or compromise (a) solely involves monetary relief subject to indemnification by Seller hereunder and (b) provides for an unconditional release of the Purchaser Indemnified Parties with respect to such Third Party Claim. Without Seller’s prior consent in written form, not to be unreasonably withheld or delayed, neither Purchaser nor any of the Sold Entities or JV Majority Participations shall accept, compromise, dispose of or settle any Third Party Claim or assume any liability in connection with any Third Party Claim subject to indemnification hereunder. If Seller decides not to take over the defense against the Third Party Claim, Purchaser, the Sold Entities or the JV Majority Participations shall be entitled to defend themselves against the Third Party Claim, but shall do so only in consultation with Seller and shall settle any such Third Party Claim only with the prior written consent of Seller, such consent not to be unreasonably withheld or delayed. In any event, Seller shall reimburse Purchaser, the Sold Entities or the JV Majority Participations for any costs and expenses incurred for defending Purchaser, the Sold Entities or the JV Majority Participations against the Third Party Claim to the extent the underlying Third Party Claim is subject to indemnification by Seller hereunder.

11.5	Seller shall not be liable to Purchaser for any Breach to the extent that:

a.	the matter to which the Purchaser Claim relates has been disclosed by Seller to Purchaser in the Schedules to this Agreement (the “Disclosed Information”);

b.	after the Closing Date, any of the Purchaser’s Group Companies and any of the Sold Entities and the Sold JV Entities has caused (verursacht oder mitverursacht) such Purchaser Claim and/or has failed to mitigate damages pursuant to Section 254 of the German Civil Code (Bürgerliches Gesetzbuch);

c.	the matter and the respective amount to which the Purchaser Claim relates has been included in the Closing Date Statements by being taken into account in the calculation of the Financial Debt or Net Working Capital, by means of a liability, any specific or general accrual (Rückstellung), or any depreciation or value adjustment (Abschreibung oder Wertberichtigung); or

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d.	the matter to which the Purchaser Claim relates is caused by a change of the accounting principles of any of the Sold Entities, the Sold JV Entities or the Purchaser after the Closing Date, unless required by mandatory Law, or by any event having occurred after the Signing Date at the request or direction of, or with the written consent of, Purchaser;

e.	the determination of whether there has been a Breach shall not be impacted by any change in Law by any Governmental Authority after the Closing; or

f.	Purchaser has settled a Third Party Claim without the prior written consent of Seller, unless such consent has been unreasonably withheld or delayed.

11.6	Purchaser agrees to acquire the Business without reliance upon any express or implied warranties or guarantees of any nature made by or on behalf of or imputed to Seller except for Seller’s Representations, covenants or obligations of Seller contained in this Agreement.

11.7	The Parties agree that the rights and remedies which Purchaser may have against Seller for a Breach shall be exclusively governed by this Agreement. Purchaser confirms and procures that none of the Sold Entities and the Sold JV Entities (or of the Purchaser’s Group’ Companies, as the case may be) shall have any direct claim against Seller in connection with this Agreement and/or the transactions contemplated herein (unless otherwise explicitly stated in this Agreement or the Ancillary Agreements), and Purchaser will instruct the Sold Entities, the Sold JV Entities (if possible) or Purchaser’s Group Companies accordingly. Without limiting the rights of Purchaser otherwise provided for pursuant to this Agreement, except for claims for specific performance (primäre Erfüllungspflichten), all rights and remedies of any legal nature which Purchaser may otherwise have against Seller in connection with this Agreement or the transactions contemplated hereunder under the German Civil Code shall be excluded. This shall in particular apply to (i) any right to withdraw (zurücktreten) from, or otherwise terminate, this Agreement or to require the winding up of the transactions contemplated hereunder, (ii) any claims for breach of pre-contractual obligations (culpa in contrahendo) including claims under Sections 241 para. 2, 311 para. 2 and para. 3 and 280 para. 1 of the German Civil Code (Bürgerliches Gesetzbuch), (iii) any claims for breach of contract (Schadensersatz wegen Pflichtverletzung) including claims under Sections 280, 281, 282, 283 and 311 a para. 2 of the German Civil Code, (iv) any claims of Purchaser for defects of the Business under Sections 437 to 441 of the German Civil Code, (v) any claims under negligently committed tort including claims under Sections 823 et seqq. of the German Civil Code, in each case except for claims for fraud, willful deceit (arglistige Täuschung) or other intentional breaches of contract (vorsätzliche Vertragsverletzungen) shall be excluded. Purchaser acknowledges that Seller in particular gives no representation, warranty or guaranty with respect to:

a.	any projection, estimates or budgets of future revenues, future results of operations, future cash flows or future financial condition or the future business operations of the Business; or

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b.	any information or documents made available to Purchaser or to any Purchaser’s Group Company, including any of their employees, representatives or advisors, with respect to the Business except as expressly set forth in this Agreement; or

c.	the existence (Bestehen), transferability (Abtretbarkeit) and enforceability (Durchsetzbarkeit) of, and the non-existence of counter-claims or defenses against (Einredefreiheit), any claims and receivables transferred under this Agreement, unless explicitly otherwise agreed in this Agreement.

11.8	Where the facts and circumstances underlying a Breach entitle Purchaser to a claim under more than one provision hereunder, the amount of any indemnifiable Losses shall be determined without duplication or double counting. Purchaser shall not be entitled to recover Losses to the extent taken into account in the determination of Net Working Capital.

11.9	Any indemnification payments by Seller or Purchaser pursuant to this Agreement, including for the avoidance of doubt, payments pursuant to Sections 12 and 13 hereof, shall be treated by the Parties as an adjustment of the Purchase Price.

12. Taxes

12.1	Definitions

The following terms shall have the following meanings:

“Indemnifiable Tax” means (i) any Tax imposed on any Sold Entity or JV Majority Participation (and, for the avoidance of doubt, not any Tax imposed on any JV Minority Participation) by any Taxing Authority and relating to the time period (Zeitraum) prior to and including the Closing Date (“Pre-Closing Date Period”), and any Tax imposed on or with respect to Purchaser (or any Purchaser Designee or Affiliate) with respect to Business and/or the Sold Assets with respect to the Pre-Closing Date Period, and (ii) any Tax imposed on Purchaser (including, for the avoidance of doubt, any Purchaser Designee) in relation to the Business pursuant to any transferee liability of the Purchaser for the acquired Business arising as a result of the transactions contemplated by this Agreement, (iii) any LISR, (iv) any Tax imposed with respect to any Pre Closing Restructuring or (v) any Tax imposed as result of the treatment of any amount received by Purchaser or any Affiliate of Purchaser pursuant to Seller’s indemnification obligations under this Agreement as income. For the avoidance of doubt, the term Indemnifiable Tax shall not include any Taxes to be borne by Purchaser according to Section 24.1. For the avoidance of doubt and notwithstanding anything herein to the contrary, clause (i) above shall include any transfer Tax applicable to any period prior to the Closing Date and any transfer Tax resulting from a Pre-Closing Restructuring.

“Tax” or “Taxes” shall mean any and all (a) domestic or foreign, federal, state, local or other taxes, including Imposto Sobre Circulação de Mercadorias and any customs duties or taxes imposed on imports and exports (together with any and all interest, penalties, fines, additions to tax and additional amounts imposed with respect

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thereto) imposed by any Taxing Authority, including, without limitation, taxes with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, employment, unemployment, social security, unclaimed property, payroll, transfer, license, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added taxes, (b) any local taxes (Steuern), excise, any other imposition in the meaning of section 3 para. 1 to 3 German Tax Code (AO), contribution to the Mutual Pension Assurance Association (Pensionssicherungsverein), social security contributions (Sozialversicherungsbeiträge), investment grants and subsidies (Investitionszuschüsse und -zulagen), de-grouping or similar charges (including equivalent impositions under the Laws of any other jurisdiction and irrespective whether (i) owed as taxpayer or as a secondary liability, (ii) assessed, to be withheld or payable by Law or (iii) owed pursuant to a contractual tax indemnification obligation based e.g. on sales agreements or tax allocation agreements (Steuerumlageverträge), and (c) liability for the payment of any Tax (i) as a result of being a member of a consolidated, combined, unitary or affiliated group that includes any other Person or otherwise joining in a fiscal unity, (ii) by reason of any obligation to indemnify or otherwise assume or succeed to the liability of any other Person for Taxes, including a Tax sharing, Tax consolidation, Tax indemnity or similar agreement, or (iii) by reason of transferee or successor liability, whether imposed by Law, contractual arrangement or otherwise, together in each case with any interest, penalty, surcharge, fine or addition thereto.

“Tax Indemnification Claim” shall have the meaning as defined in the introduction of Section 12.2(a)(aa).

“Tax Refund” means any repayment of any Tax, received in cash or by way of set-off.

“Tax Return” shall mean any return, declaration, report, claim for refund, notice, form or other information relating to, or required to be filed in respect of, any Tax, including in each case any schedule or attachment thereto.

“Taxing Authority” shall mean any federal, state, local or other competent governmental authority in charge of imposing any Tax.

12.2	Tax Indemnities

a.	Indemnification of Purchaser

aa.	Subject to the provisions contained in this Section 12, Seller shall, or shall cause the relevant Selling Affiliate to pay to Purchaser and/or—to Purchaser’s discretion—to the respective Sold Entity or JV Majority Participations, as applicable, an amount equal to any Indemnifiable Tax (the “Tax Indemnification Claim”), provided that Seller or the relevant Selling Affiliate shall not be liable vis-à-vis the Purchaser (and any Tax Indemnification Claim shall be reduced accordingly) if and to the extent:

(1)	the respective Tax has been paid prior to or on the Closing Date;

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(2)	liabilities (Verbindlichkeiten) or provisions (Rückstellungen) for Taxes of the Sold Entities or JV Majority Participations that are included in the Closing Date Statements may be applied against the Tax Indemnification Claim as long as such liability or provision relates to the specific Tax giving rise to such claim;

(3)	the amount of Taxes results from (i) any change in Law, (ii) any change in the accounting or taxation principles or practices of the Sold Entities or JV Majority Participations (including methods of submitting Tax returns) introduced on or after the Closing Date, or (iii) any transaction, action or omission (including but not limited to the change in the exercise of any Tax election right, the termination of any Tax consolidation scheme, the approval or implementation of any reorganization measure or the sale of any asset) taken by Purchaser, any of the Sold Entities, Sold JV Entities or any of their Affiliates on or after the Closing Date;

(4)	the respective Tax has been caused by a non-compliance of any Sold Entity, Sold JV Entity, Purchaser, or any of their Affiliates with the procedures set forth in Sections 12.2(d) (aa) and 12.2(e) (bb); or

(5)	Purchaser has recovered an amount from any third party for such Taxes through insurance or otherwise.

bb.	Any amounts payable to Purchaser under this Section 12.2 shall be payable and due by the later of (i) five (5) Business Days after the Seller has been notified in writing by the Purchaser about the existence of the Seller’s indemnification obligation or (ii) the date which is five days prior to the date the Tax payment obligation is due, provided that Purchaser provides written support for any claim for indemnification. Any potential objections or other legal proceedings against a Tax assessment or Tax payment obligation shall not entitle the Seller to delay any indemnification payment. Neither the Purchaser, nor any of the Sold Entities or Sold JV Majority Participations or any of their legal successors are obliged to grant any kind of securities or guaranty to a Taxing Authority even if this could suspend the Tax payment.

cc.	Seller’s Tax Indemnification obligation under this Section 12 shall not be subject to limitations pursuant to Section 15 or any other provision hereof.

b.	[Intentionally Omitted]

c.	Tax Refunds and Tax Benefit

aa.

Purchaser shall pay to Seller an amount equal to (i) any Tax Refunds received by the Sold Entities or JV Majority Participations for the Pre-Closing Date Period, except to the extent (a) the respective claim for a

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Tax Refunds is shown in the Closing Date Statements, or (b) the refund or credit is attributable to any loss arising in a Tax year (or portion of a Straddle Period) beginning on or after the Closing Date applied (e.g., as a carryback) against income in a Tax year (or portion of a Straddle Period) ending before the Closing Date), and (ii) any repayment of Taxes imposed on Purchaser in relation to the Business pursuant to any transferee liability arising as a result of the transactions contemplated by this Agreement and indemnified by Seller pursuant to Section 12.2(a). Purchaser shall promptly notify Seller in writing of any relevant decision by the Taxing Authority resulting in a claim of Seller under this Section 12.2(c), and any amount payable to Seller pursuant to this Section 12.2(c) shall be due and payable within ten (10) Business Days after the relevant decision of the Taxing Authority has been taken.

bb.	If Purchaser or any of its Affiliates receives an actual net cash Tax benefit (whether realized in the form of a refund or a reduction in Tax liability) from being able to claim a Tax deduction, Tax loss or Tax credit, which actual net cash Tax benefit is received in the taxable year of any event giving rise to a Tax Indemnification Claim or received during the next three (3) succeeding taxable years as a result of such event, Purchaser shall promptly pay to the Seller the amount of such Tax benefit. For the avoidance of doubt, the calculation of the amount of any Tax Indemnification Claim for which indemnification is payable under this Section 12 shall be made without a reduction for the amount of any Tax benefit.

cc.	In the event that the aggregate amount of current Tax liabilities taken into account under Section 7.3(c)(gg) in calculating the Net Working Capital (as finally determined for purposes of the final and binding Closing Date Statements) exceeds the aggregate amount paid by the Purchaser with respect to the specific Taxes included in the determination of such current Tax liabilities, Purchaser shall promptly pay such excess to Seller (without interest) as an adjustment to the Purchase Price. In the event that the aggregate amount of current Tax liabilities taken into account under Section 7.3(c)(gg) in calculating the Net Working Capital (as finally determined for purposes of the final and binding Closing Date Statements) is less than the aggregate amount paid by the Purchaser with respect to the specific Taxes included in the determination of such current Tax liabilities, Seller shall promptly pay such excess to Purchaser (without interest) as an adjustment to the Purchase Price. Purchaser shall provide to Seller, no later than six (6) months after the Closing Date, a written schedule setting forth the aggregate amount of current Tax liabilities taken into account under Section 7.3(c)(gg) and the aggregate amount of such Taxes actually paid by Purchaser, provided that, if any such Taxes are not actually due and payable until a later date, such Taxes (and the related accruals) shall be reflected on a schedule prepared by Purchaser and delivered to Seller after such Taxes have been actually paid by Purchaser. In no event shall this Section 12.2(c)(cc) (or any other provision of this Agreement) be interpreted in such a way as to require Seller to pay, or reimburse Purchaser for, any such Tax more than once.

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d.	Tax Returns and Tax Assessments

aa.	Seller’s Pre-Closing Tax Returns. Seller will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of Seller, and the Selling Affiliates that include the operation of the Business or the Sold Assets for all taxable periods (or portions thereof) ending prior to the Closing Date and all Tax Returns of Seller and the Selling Affiliates which are required under applicable Law to be filed as a consequence of the transactions contemplated under this Agreement.

bb.	Sold Entities’ Pre-Closing Tax Returns. Seller shall prepare, or cause to be prepared, (i) all Tax Returns of any Sold Entities and JV Majority Participations for any taxable period ending prior to the Closing Date and (ii) all Tax Returns of any Sold Entity for any taxable period during all or a portion of which the Sold Entity is a member of a consolidated, combined, unitary or affiliated group or a fiscal unity with Seller its Affiliates (other than the Sold Entities). Each such Tax Return shall be prepared in a manner consistent with historical practice, except to the extent otherwise required by Law. Seller shall submit each such Tax Return (and any additional information regarding such Tax Return requested by Purchaser) to Purchaser for filing at least twenty (20) Business Days prior to the due date for filing such Tax Return to allow Purchaser to review, comment, and object to the Tax Return based on Purchaser’s review. If Purchaser objects to such Tax Return, Purchaser shall notify Seller of its objection in writing within ten (10) Business Days of receipt of such Tax Return. Purchaser and Seller shall negotiate in good faith in an attempt to resolve the objection to the reasonable satisfaction of both parties and, if they are unable to resolve the dispute within five (5) days of Seller’s receipt of Purchaser’s written notification, the parties shall refer the disputed Tax Return to the Accounting Firm for final determination. The Accounting Firm shall make a final determination, which will be binding on both parties, at least five (5) days prior to due date for filing such Tax Return. Purchaser shall pay or cause to be paid all Taxes required to be paid with each such Tax Return, provided that Seller shall be responsible for, and shall indemnify Purchaser no later than the due date of such Tax Return for, Indemnifiable Taxes shown as due on such Tax Return, except to the extent as provided in Section 12.2(a)(aa).

cc.

Post-Closing Tax Returns. Purchaser will prepare and timely file, or cause to be prepared and timely filed, all other Tax Returns that are required to be filed in respect of the Sold Assets, the Business and the Sold Entities and JV Majority Participations. Each such Tax Return to be prepared and filed for a Straddle Period (“Straddle Period Tax Return”) shall be prepared in a manner consistent with historical practice, except

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to the extent otherwise required by Law, and shall be provided to Seller (together with any additional information regarding such Straddle Period Tax Return as may reasonably be requested by Seller) for review and comment at least twenty (20) Business Days prior to the due date for filing to allow Seller to review, comment, and object to the Straddle Period Tax Return based on Seller’s reasonable review. If Seller objects to such Straddle Period Tax Return, Seller shall notify Purchaser of its objection in writing within ten (10) Business Days of receipt of such Straddle Period Tax Return. Purchaser and Seller shall negotiate in good faith in an attempt to resolve the objection to the reasonable satisfaction of both parties and, if they are unable to resolve the dispute within five (5) days of Purchaser’s receipt of Seller’s written notification, the parties shall refer the disputed Straddle Period Tax Return to the Accounting Firm for final determination. The Accounting Firm shall make a final determination, which will be binding on both parties, at least five (5) days prior to the due date for filing such Straddle Period Tax Return. Purchaser shall pay, or cause to be paid, all Taxes shown as due on each such Tax Returns, provided, however, that in the case of a Straddle Period Tax Return, Seller shall be responsible for, and Seller shall indemnify Purchaser no later than the due date of such Straddle Period Tax Return for, Indemnifiable Taxes shown as due on such Straddle Period Tax Return, except to the extent as provided in Section 12.2(a)(aa).

dd.	Allocation of Straddle Period Taxes. For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and payable for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending prior to the Closing Date shall (i) in the case of any real and personal property Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period up to but not including the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant Straddle Period ended on the day immediately prior to the Closing Date. Any prepayments and deposits of Taxes (or credits for Taxes paid with respect to a prior taxable period) by Seller, a Sold Entity or a JV Majority Participation relating to a Straddle Period shall be taken into account as though the relevant Straddle Period ended prior to the Closing Date, and any other Tax credits for a Straddle Period shall be allocated between the pre-Closing and post-Closing portions of the Straddle Period in the same manner as the Tax to which they relate would be allocated. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Sold Entities, JV Majority Participations, and the Seller.

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ee.	Group Tax Returns. Where a Sold Entity is a member of a consolidated, combined, unitary or affiliated group or in a fiscal unity with Seller or their Affiliates (other than the Sold Entities) for any taxable period (or portion thereof) ending before the Closing Date, Seller or its Affiliates (other than the Sold Entities) (i) shall, if required or permitted by applicable Law, use any of their losses, credits or other tax attributes to reduce the Tax liability of the Sold Entity for taxable periods (or portions thereof) ending before the Closing Date and (ii) may, if required or permitted by applicable Law, use any losses, credits or other tax attributes of the Sold Entity arising in a taxable period (or portion thereof) ending before the Closing Date to reduce their own Tax liability and shall not be required to compensate the Sold Entity or Purchaser for any such losses, credits or other tax attributes.

e.	Cooperation on Tax Matters

aa.	Settlement of Deficiencies and Adjustments. If any Taxing Authority issues to any Purchaser, Sold Entity or a JV Majority Participation, a notice of deficiency or any other type of proposed adjustment of Taxes of the Sold Entity or JV Majority Participation that could give rise solely to Indemnifiable Taxes, Purchaser must notify Seller within ten (10) Business Days of receipt of the notice of deficiency or other proposed adjustment. Seller and the applicable Seller Entity, at their own expense, have the sole and exclusive right to contest any assessment or other proposed adjustment of Taxes of the Sold Entity or JV Majority Participation, as applicable, that could give rise solely to Indemnifiable Taxes. Seller has full right to control the conduct of any audit or administrative or judicial proceeding (a “Tax Proceeding”) that could give rise solely to Indemnifiable Taxes; provided, however, that Purchaser and its representatives shall have the right, at Purchaser’s expense, to participate in any such Tax Proceeding; provided, further, that settlement or other resolution of such Tax Proceeding shall be subject to the consent of Purchaser (which consent shall not be unreasonably withheld or delayed). Seller shall keep Purchaser fully and timely informed with respect to the commencement, status and nature of any Tax Proceeding controlled by it and Seller shall in good faith allow Purchaser to make comments to Seller regarding the conduct of or positions taken in any such Tax Proceeding. Purchaser, at its own expense, has the sole and exclusive right to contest any assessment or other proposed adjustment of Taxes of a Sold Entity or Sold JV Entity that could give rise to non-Indemnifiable Taxes, and shall control the conduct of any Tax Proceeding that could give rise to non-Indemnifiable Taxes; provided, however that, if any such Tax Proceeding could give rise to Indemnifiable Taxes as well as non-Indemnifiable Taxes, then (i) Seller and its representatives shall have the right, at Seller’s expense, to participate in any such Tax Proceeding, (ii) settlement or other resolution of any such Tax Proceeding shall be subject to the consent of Seller (which consent shall not be unreasonably withheld or delayed), and (iii) Purchaser shall keep Seller fully and timely informed with respect to the commencement, status and nature of any such Tax Proceeding and Purchaser shall in good faith allow Seller to make comments to Purchaser regarding the conduct of or positions taken in any such Tax Proceeding.

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bb.	Purchaser shall, and shall ensure that the Sold Entities and JV Majority Participations, their Affiliates and their respective employees and advisors fully cooperate with Seller and its advisors in connection with the filing of any Tax Return or the conduct of any Tax Proceeding, including but not limited to the filing of any Tax Return in accordance with Section 12.2(d) and the conduct of any inquiry, examination, audit, investigation, negotiation, dispute, appeal or litigation. For the avoidance of doubt, such cooperation shall include:

(1)	Keeping and making available to Seller, and instructing that the Sold Entities and JV Majority Participations keep and make available to Seller, all books, records, and information relating (wholly or partly) to any Tax Return or Tax Proceeding in accordance with, and during the periods required under, statutory Law (and, to the extent such books, records, and information might be of relevance for such Tax Return or Tax Proceeding, until the relevant Tax has become final and binding and any related Tax Return can no longer be amended) and, following such periods, giving Seller reasonable notice prior to transferring, discarding or destroying any such books, records, and information, and allowing Seller to take possession of any such books, records, and information: and

(2)	Providing, or instructing the Sold Entities and JV Majority Participations to provide, to Seller and its advisors, upon Seller’s reasonable written request, all relevant documents or other information to such Tax Returns or Tax Proceedings and permitting, or instructing the Sold Entities to permit, Seller and its representatives to have reasonable access, during regular business hours and upon reasonable advance notice, to the premises, employees, books, and records of the Sold Entities.

cc.	If and to the extent a claim under this Section 12.2 relates to a JV Majority Participation, the amount to be paid by the Seller, the Relevant JV Share Seller or the Purchaser hereunder shall be the relevant amount multiplied by the Relevant JV Share Seller’s current shareholding percentage in such JV Majority Participation.

dd.	As far as consistent with applicable Laws and accounting standards, all determinations necessary to give effect to the allocations under this Section 12.2 shall be made in a manner consistent with past practice of the Sold Entities.

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12.3	VAT

a.	The Purchase Price is meant to be a net amount that does not include any VAT. To the extent that the execution of the transactions contemplated by this Agreement is subject to VAT, such VAT shall be paid by Purchaser at Closing in addition to the Purchase Price if and to the extent such VAT is owed by Seller and/or a Selling Affiliate to the relevant Taxing Authority. Provided however, that if such VAT is an Unrecoverable VAT, the amount paid by purchaser at Closing Shall be the amount specified in Section 24.1 hereof. If and to the extent VAT is owed by Purchaser pursuant to reverse charge mechanism or any similar provision under the VAT Laws of a relevant jurisdiction, Purchaser shall remit it to the competent Taxing Authority (by way of cash payment or other applicable settlement method). Seller and/or the relevant Selling Affiliate shall issue on the Closing Date any required invoices and required supporting documentation in line with applicable VAT Laws. The determination (i) to what extent the transaction contemplated by the execution of this Agreement is subject to VAT, and (ii) to what extent such VAT is owed by Seller, a Selling Affiliate or by Purchaser shall be made by the Parties prior to Closing; if the Parties fail to reach such an agreement the reasonable opinion of Seller on such treatment shall be applied at Closing reflected in any invoices to be issued on the Closing Date and VAT returns to be filed by the Parties with respect the sale and transfer of the Business.

b.	To the extent applicable and legally possible the Parties shall seek and cooperate to treat the sale and transfer of the Business in the relevant jurisdiction as a non-VATable transfer of a going concern (i.e., business as a whole) and provide each other with all relevant information for that purpose. Twenty (20) Business Days after Purchaser has identified all Purchaser Designees according to Section 5.2, Seller shall indicate to Purchaser which transactions, according to Seller’s opinion, may trigger VAT. In respect of the transactions that have been treated as a non-VATable transfer of a going concern at Closing, Purchaser represents that it and each Purchaser Designee (i) is an entrepreneur for VAT purposes, (ii) acquires the Business for its business (für sein Unternehmen) and (iii) will continue to run the Business for a period of at least twenty four (24) months essentially in a way as it was run immediately prior to the Closing Date (Unternehmensfortführung). For the avoidance of doubt, the last sentence of Section 12.3(a) remains unaffected.

c.	Seller and each relevant Selling Affiliate have the right to opt for VAT on the Closing Date in respect of but not limited to the Sold Assets to the extent the requirements under the relevant VAT Laws are fulfilled. For the avoidance of doubt, Section 12.3(b) shall be unaffected.

d.

If a VAT amount actually payable as a consequence of the execution of the transactions contemplated by this Agreement turns out to be higher or lower than the amount shown on the relevant invoice issued by Seller or a Selling Affiliate (including if no VAT has been invoiced at all) due to (i) the Final Purchase Price Allocation, (ii) an assessment after Closing of a Taxing Authority in charge of Seller’s or a Selling Affiliate’s VAT affairs, or (iii) for any other reason identified by the Parties after Closing, the Parties shall make appropriate declarations and filings with the relevant Taxing Authorities,

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amend any invoices (to the extent required by applicable VAT Laws), provide to the respective other Party any requested information and copies of relevant documents and make any required payments to each other and the Taxing Authorities, respectively, in each case without undue delay. In particular, if according to a determination made by a Taxing Authority in charge of Seller’s or a Selling Affiliate’s VAT affairs the VAT payable by Seller or a Selling Affiliate is higher than shown on the relevant invoice (including if no VAT has been invoiced at all), Purchaser shall pay the corresponding shortfall amount to Seller (taking into account whether or not the VAT is an Unrecoverable VAT) (or the relevant Selling Affiliate as directed by Seller) within ten (10) Business Days after receipt of notification of the shortfall amount by Seller, but not earlier than five (5) Business Days before the relevant VAT becomes due (taking into account any extension of the due date granted by the Taxing Authority). Any interest and/or penalty due to be paid to a Taxing Authority on the VAT due by the execution of the transactions contemplated by this Agreement shall be borne by Purchaser, provided however, that in the case of an Unrecoverable VAT, such amount shall be borne by the Purchaser in accordance with Section 24.1 hereof in respect of those transactions treated as a non-VAT able transfer of a going concern; in all other cases any interest and/or penalty shall be equally borne by the Parties unless and to the extent such interest and/or penalty is triggered by a failure of one Party to timely pay the VAT in accordance with the determination under Section 12.3(a) in which case such Party shall bear the respective interest/penalty.

12.4	Limitation Period

Claims under this Section 12 or in respect of breaches of Section 10.20 shall be time-barred upon the expiration of a period of six (6) months after the expiration of the applicable statute of limitations with respect to the relevant Tax, provided, however, in each case that Seller’s rights under this Section 12 shall not be time-barred before the expiration of three (3) months after Seller has been notified by Purchaser about the circumstance giving rise to a Seller’s claim.

12.5	Miscellaneous

a.	Any payment under Section 12 shall be treated as an adjustment of the Purchase Price, consistent with the provisions of Section 11.9 herein. Any Tax incident giving rise to claims under this Section 12 shall only be dealt with under this Section 12.

b.	It is the common understanding of the Seller and Purchaser that the Base Purchase Price has been allocated among the Sold Entities, the Sold JV Entities, the Sold Assets and the Assumed Contracts on an arm’s length basis for tax purposes as set forth in Section 7.2.

c.	Tax Elections. Purchaser shall have the right, only after obtaining written consent from Seller, to make an election under IRC Section 338(g).

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d.	Withholding. Any and all payments made by Purchaser hereunder, including, without limitation, the payment of any Purchase Price shall, except to the extent contemplated hereunder or as otherwise required by Law be free and clear of withholding. In the event Purchaser determines that any withholding of Tax pursuant to this provision is required, Purchaser agrees to reasonably promptly notify Seller of the proposed amount of such withholding and, at Seller’s request, to disclose to Seller the basis for such withholding and to consider any proposals by Seller that would reduce or eliminate the amount of such withholding. Any amount withheld hereunder, or as otherwise required by Law shall be treated as paid hereunder and received by Seller or Seller Affiliate as applicable, for all purposes hereof.

e.	Mexican Tax Considerations. As of the Closing Date, the parties hereby agree that TRW Odyssey Mexico LLC (the “Mexican Seller”) shall be a corporate tax resident of Mexico, as defined under the relevant provisions of the Mexican Income Tax Law (“Ley del Impuesto Sobre la Renta” or “LISR”). As a consequence thereof, the parties agree that Mexican Seller shall include the sales proceeds for the sale of the shares of the Mexican Sold Entity within its taxable income and subject to Mexican taxation in accordance with the relevant provisions of the LISR. For purposes of the above, Seller has provided Purchaser with a copy of the certificate confirming the registration of Mexican Seller with the Mexican Federal Taxpayers’ Registry (“Registro Federal de Contribuyentes”).

13. Environmental Indemnifications

13.1	Indemnification of Purchaser

Subject to the terms and conditions of this Agreement, Seller shall indemnify and hold harmless Purchaser Indemnified Parties from and against any Environmental Losses of Purchaser Indemnified Parties actually paid or payable and resulting from: (a) (i) Existing Environmental Conditions that are addressed by, or (ii) are resulting from, Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures subject to the conditions under this Section 13; or (b) third-party claims arising from Existing Environmental Conditions (“Purchaser’s Environmental Indemnity Claims”).

13.2	Limitation of Liability

a.	Current Remediation Measures

Seller shall be fully responsible for the Environmental Losses of the Purchaser or Purchaser’s Affiliates (including the Sold Entities) resulting from Existing Environmental Conditions addressed by Current Remediation Measures and shall fully bear any such Environmental Losses.

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b.	Future Remediation Measures

aa.	Regarding the Covered Property, the Parties agree to share Environmental Losses for Future Remediation Measures subject to the following terms.

bb.	Purchaser and Seller shall be equally responsible (50/50) for the Environmental Loss related to an Individual Incident and bear equally the Individual Incident Costs up to and including the Individual Incident Cost Sharing Amount. Any costs exceeding the Individual Incident Cost Sharing Amount shall be fully borne by Seller, subject to the Liability Cap under Section 15.2, except where (i) the Individual Incident occurs at a property where Current Remediation Measures are being implemented, and (ii) the Individual Incident is not an Existing Environmental Condition as identified in Schedule 13.2(a), and (iii) the Individual Incident involves the same Hazardous Substance being addressed by the Current Remediation Measures, in which case the Liability Cap under Section 15.2 does not apply. By way of example: (i) if an Environmental Loss related to an Individual Incident amounts to USD 2,000,000.00, of which in the first place USD 500,000.00 have been paid by the Purchaser and USD 1,500,000.00 by the Seller, under this provision, every Party has to bear USD 1,000,000.00 and Seller would receive reimbursement from the Purchaser in the amount of USD 500,000.00, and (ii) if an Environmental Loss related to Individual Incident amounts to USD 7,000,000.00, of which in the first place USD 1,000,000.00 have been paid by the Purchaser and USD 6,000,000.00 by the Seller, Purchaser would have to bear USD 1,500,000.00 and Seller would have to bear USD 5,500,000.00 and would receive reimbursement from the Purchaser in the amount of USD 500,000.00.

cc.	In order to determine and settle the Individual Incident Costs which have to be borne by each Party, subject to the Individual Incident Cost Sharing Amount, the Parties agree to the following settlement system: In case an Individual Incident occurs, the Beneficiary Party will notify and provide evidence of its incurred Individual Incident Costs to the other Party at the end of each calendar month. Provided that the Beneficiary Party has submitted a proper invoice, the other Party shall promptly pay fifty (50) percent of the Individual Incident Costs to the Beneficiary Party. The payment shall be made in no case later than thirty (30) Business Days after the Beneficiary Party has provided a proper invoice to the other Party.

dd.	Except as otherwise provided in Section 13.2(b)(bb), any liability of the Seller under or in connection with Future Remediation Measures shall count towards the Liability Cap pursuant to Section 15.2.

c.	Limited Phase-II Assessment

aa.	Purchaser shall be fully responsible for the costs of the Limited Phase-II Assessment. Those costs shall not count towards the Threshold as defined in Section 15.1(b), nor do such costs count as Environmental Losses.

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bb.	Seller after good faith consultation with Purchaser shall conduct, manage and control the Limited Phase-II Assessment and being fully reimbursed its Limited Phase-II Assessment costs and expenses by the Purchaser.

d.	Investigated Sites Remediation Measures

aa.	Seller shall be fully responsible for the Environmental Losses of the Purchaser or Purchaser’s Affiliates (including the Sold Entities) and the JV Majority Participations resulting from any Investigated Sites Remediation Measures at the following Investigated Sites: Tres Coracoes (Brazil) and Conburi and Minburi (both Thailand), Aguascalientes (Mexico) and shall fully bear any Environmental Losses.

bb.	With respect to any Investigated Sites Remediation Measures at the Investigated Site in Blumberg (Germany), Seller and Purchaser shall share Environmental Losses as set forth in Section 13.2(b)(bb) in its entirety.

cc.	Any liability of the Seller under or in connection with Investigated Sites Remediation Measures shall count towards the Liability Cap pursuant to Section 15.2.

e.	Remediation Measures at JV Majority Participation Sites

If and to the extent a claim under this Section 13 relates to a JV Majority Participation the amount to be paid by the Seller shall be the relevant amount of the Environmental Losses multiplied by the Relevant JV Share Seller’s shareholding percentage in such JV Majority Participation. For the avoidance of doubt, the preceding sentence shall not limit any direct Environmental Losses suffered by a Purchaser Indemnified Party other than a Sold JV Entity. If and to the extent Seller or Purchaser has borne costs exceeding its share of the Individual Incident Cost Sharing Amount, it shall be reimbursed the exceeding amount by the counter-party. Those exceeding amounts shall be deemed Individual Incident Costs.

13.3	Environmental Losses Notice

a.	If a Purchaser Indemnified Party has an Environmental Losses Indication, Purchaser shall give Seller Environmental Losses Notice within forty (40) calendar days thereof, unless the Environmental Losses Indication relates to anything requiring earlier response within a statutory time limit, such as, but not limited to, citations, law suits or claims, when the Environmental Losses Indication shall be given without undue delay. The Environmental Losses Notice shall state the nature of the Environmental Losses.

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b.	Purchaser shall keep, and shall cause any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participations to keep, Seller reasonably informed of the status of any measures and proceedings with regard to any Environmental Losses Indication, in particular, (1) Purchaser shall provide, and shall cause any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participation to provide, Seller with complete copies of material information and data and material communications with third parties, including authorities, and (2) Purchaser shall give, and shall cause any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participation to give, Seller the opportunity to attend meetings, conferences, telephone calls and any other communication with third parties, including Governmental Authorities.

c.	Purchaser shall use, and shall cause any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participation to use, its best efforts to mitigate any Environmental Losses.

13.4	Conduct of Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures

a.	Seller after good faith consultation with Purchaser shall conduct, manage and control all measures with respect to Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures, which notwithstanding the rights defined below, includes, without limitation, the retention and direction of all consultants, any interactions with any Governmental Authority or third party, and all other action relating to the handling of Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures.

b.	Seller shall take all reasonable steps to avoid, reduce and mitigate Environmental Losses under this Agreement, including diligent and expeditious pursuit of remediation and closure, subject to compliance with and without prejudice to the provisions of this Agreement.

c.	Seller shall be entitled in relation to any Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures to select or adopt the most reasonable cost actions including, without limitation, risk-based remediation standards and natural attenuation, and subject to approval of Purchaser which shall not be unreasonably conditioned or withheld, institutional controls and deed restrictions; provided, however, that these measures do not unreasonably interfere with Purchaser’s, Purchaser’s Affiliates (including the Sold Entities) and JV Majority Participation’s use and operation of the properties subject to such Remediation Measures.

d.

Purchaser shall provide, and shall cause any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participation to provide, Seller and its nominated professional advisors access, upon reasonable advance notice, to Covered Property and other relevant material information relating to Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures, including for the installation of wells, equipment and

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facilities related to such measures. Purchaser shall use, and shall cause any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participation to use, commercially reasonable efforts to cooperate with the Seller with respect to Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures, in particular by obtaining and maintaining related consents, approvals and permits required by Governmental Authorities. Related costs and expenses shall be Environmental Losses and are subject to cost bearing and cost sharing as set out in this Section 13. Purchaser shall have the right to observe the Remediation Work and to split samples with Seller at Purchaser’s cost. Samples shall be analyzed by accredited laboratories and laboratory analyses shall include full QA/QC packages.

e.	Purchaser shall grant, and shall cause any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participation to grant, Seller the opportunity for reasonable use of installations on the Covered Property in relation to Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures, in particular but not limited to energy and water supply and waste water treatment and discharge installations. Related costs and expenses shall be Environmental Losses and are subject to cost bearing and cost sharing as set out in this Section 13. Seller shall provide reasonable advance notice to Purchaser prior to access to any Covered Property and Seller shall use best efforts to avoid unreasonably interfering with the use and operations of Purchaser or any Purchaser Affiliate (including the Sold Entities) or JV Majority Participation or any other Person present at the Covered Property. Seller shall ensure that all consultants and contractors accessing the Covered Property shall comply with Purchaser’s Work Rules and Safety Restrictions applicable to the Covered Property (provided, Purchaser has notified the consultants and contractors of such rules and restrictions), shall promptly remove all temporary equipment placed on the Covered Property in connection with Current Remediation Measures, Investigated Sites Remediation Measures and Future Remediation Measures and all investigation-derived wastes or other materials generated in connection with the Remediation Measures. Seller shall promptly restore any portion of the Covered Property disturbed by Current Remediation Measures, Investigated Sites Remediation Measures and Future Remediation Measures to its condition immediately prior to such disturbance.

f.	Purchaser shall provide, and shall cause any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participation to provide, reasonable assistance at Seller’s expense in prosecuting any claims against any third party contributors to Environmental Conditions impacting Current Remediation Measures, Future Remediation Measures or Investigated Sites Remediation Measures.

g.	The Parties agree to conduct Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures in compliance with all Environmental Laws as effective on the date of conduct. In the absence of Environmental Laws in a particular jurisdiction, the Parties agree to conduct Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures based on the risk-assessment principles documented in Schedule 13.4(g).

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h.	The Parties agree to notify each other promptly of all material communications from governmental authorities and third-parties regarding Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures and shall provide copies of any such written material communications and upon request provide written summaries of any such verbal material communications to the counter-party.

i.	Seller shall keep Purchaser reasonably informed of the status of any measures and proceedings with regard to Current Remediation Measures, Future Remediation Measures and Investigated Sites Remediation Measures. Seller shall provide reasonable advance notice to Purchaser of such proposed Remediation Measures, including providing to Purchaser draft work plans and scopes of work for review and comment by Purchaser, and shall give reasonable consideration to Purchaser’s comments in respect thereto. Seller shall provide Purchaser complete copies of all reports relating to such Remediation Measures.

13.5	Exclusions of Liability

Any claims of Purchaser under Section 13 shall be excluded to the extent that:

a.	Environmental Losses (i) are incurred as a consequence, after the Closing Date, of willful or grossly negligent omission by Purchaser or any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participation to take actions required under any Environmental Laws in force at the time of the omission or (ii) without limiting 13.5(f), arise out of actions that are performed to standards that are higher than those which are applicable to the industrial use of the Covered Property as of the Closing Date; or

b.	Environmental Losses consist of routine maintenance or repair or the costs of improvement or upgrade of or to any building or other structure not incurred in connection with Current Remediation Measures, Investigated Sites Remediation Measures and Future Remediation Measures; or

c.	Purchaser or any Purchaser’s Affiliate (including the Sold Entities) or JV Majority Participation has failed to comply in all material respects with any of its obligations under Environmental Laws or this Section 13 to the extent such failure has materially and adversely (1) prevented Seller and/or Purchaser to avoid or mitigate the Environmental Losses or (2) increased the Environmental Losses; or

d.	Environmental Losses are incurred as a direct consequence of (1) notifications, notices, or disclosures of a release of Hazardous Substances to authorities or third parties, or environmental investigations on the Covered Property or neighboring properties by Purchaser, any Purchaser’s Affiliate (including the

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Sold Entities) or JV Majority Participation, or (2) expansion, construction, excavation or demolition activities on the Covered Property, unless, in each case, under (1) or (2) above, such activities, notifications, notices, disclosures or investigations were:

aa.	part of Current Remediation Measures, Future Remediation Measures or Investigated Sites Remediation Measures, or

bb.	mandatory under Law, or

cc.	reasonably undertaken to prevent a violation of Law or to minimize unacceptable risks to human health or safety based on the risk-assessment principles documented in Schedule 13.4(g), or damage to property, or

dd.	imposed by an enforceable order of the competent authority, or

ee.	in connection with operation of the Business in the normal course, including (i) for protection of worker safety and health or (ii) reasonably necessary in the conduct of commercial business transactions, and excluding, for the avoidance of doubt, any expansion or reduction of the facility footprint ((aa), (bb), (cc), (dd) and (ee) the “Remediation And Future Development”).

e.	Environmental Losses are incurred as a direct consequence of facility closure.

f.	Environmental Losses are incurred as a consequence of change in use of the Covered Property after the Closing Date by Purchaser or Purchaser’s Affiliates (including the Sold Entities) or any subsequent owner to a more environmentally protective use, such as residential land use (which shall, for avoidance of doubt, not include Remediation And Future Development).

g.	Purchaser’s Environmental Indemnity Claims result directly from any change of Environmental Laws after the Closing Date unless related to changes of Environmental Laws that occur during the conduct of any Remediation Measures required under this Section 13, which shall be governed by the Environmental Laws in effect while those Remediation Measures are being conducted, or in the absence of applicable Laws in a particular jurisdiction, in accordance with the standards set out in Section 13.4(g).

13.6	Competing Claims

Purchaser and Seller agree that any claims, irrespective of whatever kind and of whatever basis, that Purchaser, any Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participations may have against Seller or any Seller’s Group Company with respect to or in connection with any Environmental Losses relating to Existing Environmental Conditions on the Covered Property shall be exclusively governed by this Section 13. In particular, any claims of the Purchaser or Purchaser’s Affiliates (including the Sold Entities) and JV Majority Participations pursuant to Section 24 para. 2 Federal Soil Protection Act (Bundes-Bodenschutzgesetz) and any

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similar statutory claims shall generally be excluded. Purchaser shall ensure that no Purchaser’s Affiliate (including the Sold Entities) and JV Majority Participations will raise any respective claims against Seller and shall indemnify and hold harmless Seller and any Seller’s Affiliates from and against any such claims.

13.7	Other Remediation

Seller shall indemnify and hold harmless Purchaser Indemnified Parties from and against any Environmental Losses of the Purchaser Indemnified Parties actually paid or payable and resulting from the other remediation matter set forth on Schedule 13.7 if it becomes a Remediation Obligation. Such Environmental Losses shall be subject to the Liability Cap.

13.8	Indemnification of Seller

Purchaser shall indemnify (freistellen) and hold harmless (schadlos halten) Seller and Seller’s Affiliates from and against any and all Environmental Losses resulting from (1) Environmental Condition on Covered Properties caused by Purchaser after the Closing Date; and/or (2) any violation or noncompliance of the Business with any Environmental Laws, unless Seller is liable under Sections 10.9 or 13.

14. Product Liability Claims and Recalls

14.1	Seller shall indemnify (freistellen) and hold harmless (schadlos halten) the Purchaser Indemnified Parties from and against any and all Losses exceeding US$ 1,500,000.00 (in words: one million five hundred thousand dollars) (“Product Liability Threshold”) relating to (a) Product Liability Claims and (b) any government mandated recalls or recalls of defective Products, including, without limitation, the claims disclosed in Schedule 14.1 (collectively, the “Product Liability, Recall and Warranty Claims”) but excluding the claims described on Schedule 14.2. For the avoidance of doubt, the amount of US$ 1,500,000.00 (in words: one million five hundred thousand dollars) shall not count toward the Threshold (with any amounts above the Product Liability Threshold counting toward the Threshold). Notwithstanding the foregoing, Losses in excess of the Product Liability Threshold shall not be subject to indemnification except to the extent the amount of any individual claim or group of related and generally similar claims exceeds USD 200,000.00 (for avoidance of doubt, such de minimis threshold shall not apply to amounts that count toward the Product Liability Threshold).

14.2	Seller shall indemnify (freistellen) and hold harmless (schadlos halten) the Purchaser Indemnified Parties from and against any and all Losses exceeding US$ 1,700,000.00 (in words: one million seven hundred thousand dollars) relating to the claims described on Schedule 14.2 which shall be subject to the terms of Section 14.3 to the extent it is likely to be settled for an amount in excess of US$ 1,700,000.00 (in words: one million seven hundred thousand dollars). For the avoidance of doubt, the first US$ 1,700,000.00 (in words: one million seven hundred thousand dollars) of such claim shall be the responsibility of the Purchaser and shall not count toward the Threshold.

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14.3	All Product Liability, Recall and Warranty Claims shall be managed jointly by Seller and Purchaser, each acting reasonably and in good faith. Purchaser shall not settle any Product Liability, Recall and Warranty Claim without the consent of Seller, such consent not to be unreasonably withheld or delayed by Seller. The provisions of Section 11.3 shall apply, mutatis mutandis, to claims under Section 14.1 and to Section 14.2. In the case of government mandated recalls or recalls of defective Products Seller will retain the right to be consulted in advance and must agree the level of costs and contribution (if any) required to the extent attributable to Seller. The Parties will jointly discuss and evaluate what action, if any, is to be taken. Seller will have no obligation for service action campaigns for the purposes of “customer care”. Costs and actions will need to be agreed in advance on a case by case basis and the costs must be reasonable.

15. Limitations

15.1	Save for Breaches of the Fundamental Representations or Section 10.20, Seller shall only be liable for any Losses arising from a Breach if

a.	the amount of any individual claim or group of related and generally similar claims exceeds the De Minimis Amount, provided however (i) that if the Threshold has been exceeded, the De Minimis Amount for any additional individual claim or group of related and generally similar claims shall be USD 500,000.00 (in words: five hundred thousand US Dollars) and (ii) with respect to Product Liability, Recall and Warranty Claims such claims shall be subject to Section 14.1 in lieu of this Section 15.1(a); and

b.	the aggregate amount of all such individual claims and groups of related and generally similar claims exceeds the Threshold, in which case Seller shall be liable for the amount exceeding the Threshold.

However, no De Minimis Amount and Threshold shall apply for any and all of Purchaser’s Environmental Indemnity Claims under Section 13.

15.2	Following the Closing, the aggregate liability of Seller under or in connection with this Agreement shall not exceed the Liability Cap, except for (i) Breaches of the Fundamental Representations or Section 10.20, (ii) Current Remediation Measures pursuant to Section 13 and (iii) claims under Section 3.3(c), Section 4.4(d), Section 4.5, Section 12 or except to the extent provided in Section 13.2(b)(bb). In no event shall the aggregate liability of Seller for Breaches of the Fundamental Representations exceed an amount equal to the Purchase Price. For the avoidance of doubt: Any liability of the Seller under or in connection with Future Remediation Measures, except to the extent provided in Section 13.2(b)(bb), and Investigated Site Remediation Measures shall count towards the Liability Cap. By way of example, if Seller or any of Seller’s Affiliates has contributed USD 1,000,000.00 for Investigated Sites Remediation Measures and USD 500,000.00 for Future Remediation Measures under Section 13, then an amount of USD 1,500,000.00 would count towards the Liability Cap.

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15.3	The limitations under Sections 15.1 and 15.2 shall not apply to any claims of Purchaser arising as a result of intentional breaches of contract (vorsätzliche Vertragsverletzungen) by Seller or fraud.

15.4	For purposes of calculating the amount of Losses in connection with a claim for indemnification under Sections 12, 13 and 14 (but, for the avoidance of doubt, not for purposes of determining whether a Breach has occurred), each of the representations and warranties that contains any qualifications as to “materiality”, “Material Adverse Effect” or similar shall be deemed to have been given as though there were no such qualifications, and any such qualifications shall be disregarded for such purpose.

16. Survival

16.1	All claims of Purchaser against Seller arising under or in connection with this Agreement shall be time-barred (Ausschlussfrist) eighteen (18) months after the Closing Date except for the following time limitations (the “Time Limitations”):

a.	all claims arising from a Breach in respect of the Fundamental Representations or pursuant to Section 3.3(c) shall survive indefinitely;

b.	all claims arising from a Breach in respect of Section 10.20 shall survive in accordance with Section 12;

c.	all claims for Breaches of covenants in this Agreement shall survive in accordance with their terms;

d.	all claims of Purchaser resulting from Existing Environmental Conditions that are addressed by or are resulting from Current Remediation Measures shall have no time limitation;

e.	all claims of Purchaser resulting from Existing Environmental Conditions that are addressed by or are resulting from Investigated Sites Remediation Measures shall be time-barred fifteen (15) years after the Closing Date;

f.	all claims of Purchaser resulting from Environmental Conditions that are addressed by or are resulting from Future Remediation Measures or pursuant to Section 13.7, shall be time-barred ten (10) years after the Closing Date;

g.	all claims arising pursuant to Section 14.1 shall be time-barred three (3) years after the Closing Date;

h.	all claims arising as a result of intentional breaches of contract (vorsätzliche Vertragsverletzungen) by Seller or fraud shall be time-barred in accordance with the statutory provisions in Sections 195, 199 of the German Civil Code (Bürgerliches Gesetzbuch); and

i.	all Claims under Section 12 shall be time-barred in accordance with Section 12.

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16.2	The Time Limitations shall only be suspended (gehemmt) pursuant to Section 209 of the German Civil Code (Bürgerliches Gesetzbuch) by a timely notification of Seller in accordance with Section 11.3 provided that Purchaser commences judicial proceedings pursuant to Section 11.3 within six (6) months after receipt by Seller of the notification. Section 203 of the German Civil Code shall not apply unless the Parties agree otherwise in written form. In case of an interruption (Neubeginn), the new time limitation shall be the longer of six (6) months or the remainder of the initial Time Limitation.

17. Purchaser’s Representations

Purchaser hereby represents to Seller by way of an independent guarantee (selbstständiges Garantieversprechen) pursuant to Section 311 para. 1 of the German Civil Code (Bürgerliches Gesetzbuch) that the statements made in Sections 17.1 through 17.3 are correct as of the Signing Date and will be true and correct as of the Closing Date. In the event of any breach of any of Purchaser’s representations under this Section 17, Purchaser shall put Seller into the position that it would have been in if the breach of Purchaser’s representations had not occurred (Naturalrestitution), or, to the extent Purchaser has not cured such breach accordingly within a period of two weeks after receipt of a written notice by Seller to cure, pay to Seller the amount of any losses incurred or suffered by Seller as a result of the breach.

17.1	Authorization of Purchaser

a.	Status

Purchaser is a limited liability company, duly incorporated and validly existing under the Laws of the Federal Republic of Germany. The Purchaser has all corporate powers required to carry on its business as currently conducted.

b.	Authorization

aa.	The execution and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which Purchaser is or will be a party are within its corporate powers, do not violate its articles of association or by-laws and have been duly authorized by all necessary corporate action.

bb.	Except for the Merger Control Clearances the execution and performance of this Agreement and each of the Ancillary Agreements to which Purchaser is or will be a party do not require any approval by any Governmental Authority and do not violate any applicable Law or decision by any Governmental Authority binding on any Purchaser’s Group Company.

cc.	There are no pending Proceedings before or by any Governmental Authority against Purchaser which in any manner challenges or seeks to prevent, delay or materially alter the transactions contemplated by this Agreement or any Ancillary Agreement, and to the Purchaser’s knowledge, no such Proceeding has been threatened.

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17.2	Financial Capability

Purchaser has sufficient immediately available funds or binding (equity and debt) financing agreements, conditional upon no other conditions than the Closing Conditions hereunder, to enable it to make all payments required to be made by it under this Agreement.

17.3	No On-Sale

Neither Purchaser nor any of Purchaser’s Affiliates (i) have entered into an agreement or an obligation with any Person to sell or transfer to such Person the Business or substantial parts thereof or (ii) have any intention or current plan to sell or transfer the Business or substantial parts thereof. Purchaser is acquiring the Business on its own behalf and not as an agent or trustee nor with a view to an immediate on-sale or distribution of any part thereof after the Closing Date.

17.4	Acknowledgement of Purchaser

In connection with Purchaser’s investigation of the Business, Purchaser has received from or on behalf of Seller certain estimates, projections and other forecasts and plans. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Purchaser shall have no claim against Seller, the Selling Affiliates, the Sold Entities and the Sold JV Entities, any of their respective Affiliates or any other Person with respect thereto. Accordingly, Seller makes no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and Purchaser has not relied thereon.

18. Seller’s Covenants and Undertakings

18.1	Covenants until the Closing Date

a.	From the Signing Date to the Closing Date, Seller shall, and shall cause the Sold Entities, the Sold JV Entities and the Selling Affiliates, unless permitted below, to conduct the Business in the ordinary course and in accordance with past practice, e.g. to maintain the Business intact, to retain their employees, and to preserve the good relations of their suppliers and customers.

b.

From the Signing Date to the Closing Date, except as in the ordinary course of business and in accordance with past practice or otherwise contemplated hereunder or with the prior consent of Purchaser and, in each case, to the extent

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legally permissible, Seller shall not, and shall cause the Share Selling Affiliates, the Relevant JV Share Sellers, the Asset Selling Affiliates, the Sold Entities and, to the extent within the control of Seller or any of its Affiliates, the Sold JV Entities not to:

aa.	adopt or permit the adoption of any shareholders’ resolution of any Sold Entity and any JV Entity regarding:

(1)	the liquidation of any Sold Entity or any Sold JV Entity;

(2)	any change of the articles of association, partnership or joint venture agreements of any Sold Entity or any Sold JV Entity;

(3)	any transformation of any Sold Entity or any Sold JV Entity within the scope of the German Transformation Act (UmwG) or any equivalent provisions under any other jurisdiction;

(4)	the conclusion of any enterprise agreement within the scope of Sections 291, 292 of the German Stock Corporation Act (Aktiengesetz) or any equivalent provisions under any other jurisdiction;

(5)	the redemption of the Sold Shares and the Sold JV Shares or parts thereof; or

(6)	the appointment new auditors for the current business year of any Sold Entity or any Sold JV Entity.

bb.	sell, transfer, pledge, create any encumbrances on or otherwise dispose of the Sold Shares or, unless otherwise set forth in Section 2.3, the Sold JV Shares or parts thereof, or grant any pre-emptive rights, rights of first refusal, subscription rights, option rights or conversion rights or similar rights with respect to the Sold Shares or the Sold JV Shares or parts thereof except if contemplated hereunder;

cc.	sell, lease, license or otherwise dispose of, or grant to any third party any right under or to, any of the Sold Assets or material assets of the Sold Entities or the Sold JV Entities other than in the ordinary course of business, or permit any of the Sold Assets or material assets of the Sold Entities or the Sold JV Entities to be subjected to any liens or other encumbrances;

dd.	make or grant any general wage or salary increase with respect to their employees or make any material increase in the payments of benefits with respect to their employees under any bonus, insurance, pension or other employee benefit plan or program, in each case other than in the ordinary course of business or pursuant to existing agreements or commitments or benefit plans or as required by Law;

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ee.	materially amend the terms of, any benefit plans, other than in the ordinary course of business or pursuant to existing agreements or commitments or benefit plans or as required by national Law;

ff.	make any material change in any method of accounting, accounting period or auditing practice with respect to the Business other than as required by US GAAP, modify any material Tax election or Tax Return, enter into any closing agreement;

gg.	subject any Sold Entity or Sold JV Entity to any bankruptcy, receivership, insolvency or similar proceedings;

hh.	enter into any new Contract other than (i) in the ordinary course of business or as required by Law involving (A) an amount of USD 200,000.00 in each single case or (B) the license to any Third Party of any material Intellectual Property of the Business, (ii) that would have been required to be disclosed in Schedule 10.10 if it had been entered into prior to the Signing Date;

ii.	enter into or consummate any transaction involving the acquisition of (i) the equity interests of any other Person or (ii) the business, stock, assets or other properties of any other Person for consideration in excess of USD 200,000.00;

jj.	agree to take any of the foregoing actions.

c.	To the extent required pursuant to Section 18.1(b), Purchaser shall not unreasonably withhold or delay its approval. Purchaser shall be deemed to have granted its approval if, in the case of any measure or action requiring approval pursuant to Section 18.1(b), Purchaser has not objected in writing to Seller within ten (10) Business Days after receipt of Seller’s written request for such approval of the respective measure or action.

d.	From the Signing Date to the Closing Date, Seller shall continue a reasonable cash management of the Business in the ordinary course and in accordance with past practice, notwithstanding the Seller’s right to modify and restructure in any manner whatsoever the inter-company loans, in particular to repay, and to cause to be repaid, any loans granted to the Sold Entities or, as the case may be, the Sold JV Entities by any bank or other financial institution as well as any inter-company loans.

e.	Seller shall continue to insure the Business on the substantially same terms and conditions as at the Signing Date until the Closing Date.

f.	Within thirty (30) days following the Signing Date, Seller shall provide Purchaser with a true and complete list of material Public Permits and Environmental Permits.

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g.	From the Signing Date to the Closing, Seller shall use best efforts in order to obtain the consents to the transfer of the contracts listed on Schedule 18.1(g).

18.2	Tax Obligations:

a.	Seller hereby covenants and agrees to, and to cause each Sold Entity and each JV Majority Participation to, terminate, as of the Closing Date, any and all tax sharing arrangements or agreements, whether or not written, to which any such Sold Entity and any such JV Majority Participation is a party, and satisfy any and all amounts outstanding with respect to such tax sharing arrangements or agreements and otherwise ensure that no Sold Entity and no JV Majority Participation shall have any further rights or obligations thereunder.

b.	Seller hereby covenants and agrees to satisfy and promptly pay, on or before the due date, all current Tax obligations of any Sold Entity or JV Majority Participation to the extent (i) such obligation was accrued as of the Closing Date under the applicable statutory accounting principles or US GAAP and (ii) such obligation was not included in the calculation of Net Working Capital under Section 7.3(c)(gg) hereof. Purchaser shall forward to Seller, prior to such due date (and in sufficient time to allow for timely payment), an invoice, Tax Return, or other documentation reflecting such obligation. Set forth in Schedule 18.2(b) are the Tax obligations of the Sold Entities and the JV Majority Participations specified in the first sentence of this Section 18.2(b) that were accrued, for US GAAP purposes, but unpaid as of August 29, 2014. This provision does not in any way reduce or eliminate Seller’s responsibility (if any) for such Tax obligations pursuant to Section 12.2 hereof and, in the event Seller does not pay such obligation pursuant to this Section 18.2(b), Seller shall remain liable for such Tax to the extent provided in Section 12.2. In no event shall this Section 18.2(b) (or any other provision of this Agreement) be interpreted in such a way as to require Seller to pay, or reimburse Purchaser for, any such Tax more than once.

19. Non-Compete Obligation

Seller agrees that it shall not, and shall cause each Seller’s Group Company not to, for a period of three (3) years after the Closing Date directly or indirectly engage or participate in any manner (whether as an owner, partner, member, manager, equity holder, independent contractor, consultant or otherwise) in the Business, or any business that is competitive with the Business, as conducted on the Signing Date or on the Closing Date (“Competitive Activities”); provided that the foregoing shall not prohibit:

a.	Seller or any Seller’s Group Company from acquiring any Person or business that engages in Competitive Activities provided that (i) such activities do not constitute the principal activities of the Person or business to be acquired (based on the sales of such business during the preceding four (4) full calendar quarters) or (ii) if Competitive Activities constitute in excess of fifteen percent (15%) of the revenues of such Person or business, Seller shall, or shall cause such Seller’s Group Company to, divest that portion of such Person or business that engages in Competitive Activities within twelve (12) months after the acquisition thereof;

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b.	Until the French Closing, the French Entities continuing to conduct the Business in substantially the same manner as conducted by the French Entities on the Signing Date;

c.	Seller or any Seller’s Group Company from undertaking any obligations and exercising their rights under this Agreement and the Ancillary Agreements.

20. Merger Control Filings

20.1	Without undue delay after the Signing Date, Purchaser, on behalf of the Parties, or, where applicable Law requires each Party to make its own filing, each Party, shall make the Merger Control Filings. Seller will cooperate fully and promptly with Purchaser in exchanging such information and providing such assistance as Purchaser may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods. With regard to any Merger Control Filing or any other filing with or approval by any Governmental Authority requested or necessary for the completion of the transactions contemplated in this Agreement, the Parties shall (i) co-operate in all respects with each other in the preparation of any filing and in connection with any submission, investigation or inquiry, (ii) respond without undue delay to any request from a competent Governmental Authority for additional information pursuant to any applicable Laws, and take all other procedural actions reasonably required in order to obtain the Merger Control Clearances or any necessary clearance or to cause any applicable waiting periods to commence and expire, (iii) provide each other without undue delay with copies of any written information in connection with any Proceeding, (iv) contact any competent Governmental Authority only after consultation with the other Party and (v) without undue delay inform each other in advance of the time and place of any meetings and conferences with the competent Governmental Authority and give each other and their respective advisors the opportunity to participate in all such meetings and conferences.

20.2	Nothing in this Agreement obligates Purchaser to propose, accept or agree to, or commit to accept or agree to, or otherwise take and Seller shall not, without Purchaser’s prior written consent, in Purchaser’s sole discretion, discuss, accept or agree to, or commit to accept or agree to, any measures (including, without limitation, divestitures, hold separate arrangements, or conduct remedies) required by a Governmental Authority as a condition of a Merger Control Clearance or of the termination or expiration of a waiting period applicable to the transactions contemplated by this Agreement.

21. Cooperation and Post Closing Obligations

21.1	General Principle

a.	The Parties shall cooperate, and shall procure that their Affiliates cooperate, using their reasonable efforts to procure a smooth and expedient transition of the Business to the Purchaser. The rights of the Parties under this Agreement shall not be affected.

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b.	Unless otherwise set forth in any Ancillary Agreements, in respect of any tangible assets that are used equally or mainly by Seller or any Selling Affiliate with respect to businesses other than the Business the Parties shall reasonably cooperate and agree on a solution as to allow Purchaser a smooth and expedient transition of the Business, including to continue a shared use of such asset for a reasonable transition period against a reasonable cost sharing.

c.	Unless otherwise set forth in any Ancillary Agreements, in respect of any tangible assets which are Sold Assets wholly or mainly used by the Business, but which for reasonable commercial considerations Seller wishes to, temporarily or permanently, retain or to further make use of, the Parties shall reasonably cooperate and agree on a solution which allows Seller to further make use of such asset, including to continue a shared use of such asset for a reasonable transition period against a reasonable cost sharing, or, as the case may be, to exclude such Sold Asset from the sale and transfer as contemplated by this Agreement, but puts Purchaser financially in a position Purchaser were in if such Sold Asset was part of such sale.

21.2	Distribution of Cash of the JV Minority Participations

a.	The Parties agree and acknowledge that in the time period between the Signing Date and the Relevant JV Closing Date, Seller or the Relevant JV Share Seller will use all reasonable efforts to negotiate and agree with the Relevant JV Partner of the JV Minority Participations that, to the extent legally possible, any Cash of the JV Minority Participations existing at the Relevant JV Closing Date shall be distributed to the Relevant JV Share Seller and the Relevant JV Partner pro rata to their shareholding held in the JV Minority Participations.

b.	Purchaser shall and shall ensure that its Affiliates shall use best efforts to support Seller during its negotiations with the Relevant JV Partners and to actively encourage the Relevant JV Partner to agree with the intended distribution of Cash of the JV Minority Participations to the to the Relevant JV Share Seller and the Relevant JV Partner at the Relevant JV Closing Date. Purchaser will, depending on the respectively applicable commercial situation, consider to make available sufficient financing to the JV Minority Participations, whether by shareholder loans or third parties financing, to ensure that the JV Minority Participations are in a position to continue the Business in the ordinary course and in accordance with past practice.

21.3	Post-Closing Assistance

a.	On the Closing Date and after the Closing, the Parties shall use their best efforts to execute and perform, and procure to be executed and performed, all such further documents, deeds, instruments, agreements and measures as may reasonably be necessary to implement the terms of this Agreement.

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b.	Until the expiry of ten (10) years from the Closing Date,

aa.	Purchaser shall provide and shall ensure that the Sold Entities and the Sold JV Entities and the Purchaser Designees with respect to the Excluded Liabilities provide Seller at reasonable request with access to the Business Employees, Business Records of any Sold Entity and any Sold JV Entity or as sold and transferred to Purchaser as part of the Sold Assets and all other assets, documents, records and accounts, information, in each case to the extent they relate to the Business, as well as any assistance; and

bb.	in a way and to the extent legally permissible, Seller shall provide and shall ensure that the Selling Affiliates provide Purchaser at reasonable request with access to the employees of the Seller and its Affiliates, Retained Business Records and other Business Records and all other assets, documents, records and accounts, information which have not been transferred to Purchaser, in each case to the extent they relate to the Business, as well as any assistance;

in each case to the extent this is required for Seller or any Selling Affiliate or Purchaser or any Sold Entity or Sold JV Entity (i) to fulfil its statutory obligations or any reporting, filing or other requirements imposed by a Governmental Authority; (ii) to assert or defend against any claims or allegations in any Proceeding but, unless otherwise set forth in Section 11.2, other than claims or allegations in any Proceeding of one Party against another Party; (iii) to perform its obligations under this Agreement; or (iv) to conduct the Business after the Closing or, with respect to Seller, to the extent this is in the reasonable opinion of Seller relevant for its legitimate business interests with respect to the Business. This shall include for the Seller an opportunity to visit and inspect all properties, assets and premises pertaining to the Business during regular business hours and upon reasonable advance notice and for each Party, to the extent legally permitted, the right to examine, copy or photograph any such documents and an opportunity to discuss with the representatives of the Sold Entities, the Sold JV Entities or the Purchaser or, as the case may be, the Seller or the Selling Affiliates all matters which are in the reasonable opinion of the requesting Party relevant for the matter in fact. The requesting Party shall reimburse the other Party for out-of-pocket expenses incurred by the other Party in connection with this Section 21.3(b).

c.	As from the Closing Date and during the longer of (i) the statutory keeping periods and (ii) a period of ten (10) years as from the Closing Date,

aa.	Purchaser shall and shall ensure that the Sold Entities properly maintain and preserve all Business Records of any Sold Entity or as sold and transferred to Purchaser as part of the Sold Assets to the extent they relate to the period prior to and including the Closing Date; and

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bb.	Seller shall and shall procure that the Selling Affiliates properly maintain and preserve all Retained Business Records and other Business Records and all other assets, documents, records and accounts, information which have not been transferred to Purchaser, in each case to the extent they relate to the Business.

21.4	Right of Retransfer

In the event that (i) any Excluded Assets or (ii) any other assets which should not have been transferred to Purchaser under this Agreement, have been transferred to Purchaser or the Purchaser’s Designee at Closing, Purchaser shall or shall cause the Purchaser’s Designee to, upon Seller’s request, return and transfer such assets to Seller or to any Selling Affiliate, as the case may be, at Seller’s cost.

21.5	Right of Transfer

In the event that Sold Assets have not been transferred to Purchaser or the Purchaser’s Designee at Closing, Seller shall or shall cause the respective Selling Affiliate to, upon Purchaser’s request, transfer such Sold Assets to Purchaser for free.

21.6	No Use of Designations of Seller’s Group

a.	Purchaser shall not use, and shall ensure that none of its Affiliates (including the Sold Entities, the Sold JV Entities and the Purchaser Designees) shall use the Seller Group Designations as or as part of a trade name (Unternehmenskennzeichen) or as part of a domain name, trade or service mark, logo or other identifier of source of goodwill. Notwithstanding the foregoing, for a period not to exceed one hundred eighty (180) days from the Closing Date, Purchaser shall have the limited right (i) to use up business inventory, stationery and other printed material acquired pursuant to this Agreement without modifying any trademark or logo thereon, provided that all such material carrying any of the Sellers’ Trademarks shall, no later than a reasonable period following the Closing, clearly indicate by stamp, sticker or other similar notice or marking that the Sold Assets are now owned by Purchaser, and (ii) to use business personal property acquired pursuant to this Agreement without modifying any trademark or logo thereon, provided that, in the case of tooling, Purchaser marks any product manufactured with such tooling no later than a reasonable period following the Closing to indicate the date of manufacture and shall eliminate, if practical, such trademark or logo from such tooling prior to abandoning or disposing thereof; provided, that if elimination of such trademark or logo is not practical, Purchaser and its Affiliates shall be permitted to continue to use such tooling until the end of its useful life. In order to preserve the inherent value of the Seller’s marks, Purchaser shall use reasonable efforts to ensure that the quality of the products in connection with which it uses Seller’s marks/logos shall continue to be at least equal to the standards prevailing in the operation of the Business immediately prior to the Closing Date.

b.

Except as otherwise provided in Section 21.6(a)(ii), Purchaser shall take all measures, and shall ensure that all such measures are taken, which are necessary for such cease and desist, including the adoption of shareholders’

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and other resolutions, the obliteration or removal of the Seller Group Designations from trade names, purchase orders, invoices, sales orders, labels, letterheads, shipping documents, stationary, promotional material, e-mail addresses, websites, building, fixtures, other business items and materials and elsewhere within the agreed timeframe. Purchaser shall ensure that any applications to commercial registers for name changes of the Sold Entities are filed no later than twenty (20) Business Days after the Closing Date, and shall inform the Seller thereof in writing without undue delay.

21.7	Purchaser’s license

Purchaser agrees to grant, and hereby grants, to Seller a fully paid up, royalty free, world-wide, perpetual, irrevocable, non-exclusive license, with the right to sublicense, in any Sold IP Right if such right is also used in a retained business of the Seller or an Affiliate of Seller that existed prior to the Closing Date and is not in competition with the Business.

21.8	Financial Statements Assistance

a.	Prior to the Closing Date, the Seller shall provide, and shall cause the Selling Affiliates to provide, all reasonable cooperation as requested by the Purchaser and its Affiliates in connection with (i) any disclosure required to be made by the Purchaser or any of its Affiliates under or pursuant to the Securities Exchange Act of 1934, as amended (“34 Act Disclosure”), including but not limited to, disclosure required to be made by the Purchaser or any of its Affiliates in any Form 10-K, 10-Q, 8-K, 8-A or 10, (ii) any offer or sale of securities registered under the Securities Act of 1933, as amended (the “1933 Act”), undertaken by the Purchaser or any of its Affiliates (each, a “Registered Offering”) or (iii) any offer or sale of securities under Rule 144A of the 1933 Act undertaken by the Purchaser or any of its Affiliates (each a “144A Offering”). The Purchaser and the Seller agree that, notwithstanding the terms of any confidentiality agreement, the Purchaser and its Affiliates shall be permitted to include in any ‘34 Act Disclosure, Registered Offering or 144A Offering or provide to banks and other financing sources in connection with bank or similar financing, financial or other information regarding the Business (including the revenues and earnings before interest taxes depreciation and amortization of the Business and information regarding the Business for the Purchaser or any of its Affiliates to prepare pro-forma financial information of the Purchaser, its Affiliates and the Business on a combined basis) to the extent required by applicable Law in respect of any 34 Act Disclosure, Registered Offering or 144A Offering, or as may otherwise reasonably be requested by the banks in connection with bank or similar financing or by the underwriters, placement agents or initial purchasers, as applicable, of such Registered Offering or 144A Offering.

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b.	From and after the Signing Date, the Seller shall:

aa.	to the extent required for the Purchaser’s filings, as determined by Purchaser in good faith, cause unaudited consolidated carve out statements for the Business for the then latest completed interim quarterly periods preceding the Closing Date and the corresponding prior year interim quarterly interim period to be prepared in compliance with applicable Securities and Exchange Commission rules and regulations (including Regulation S-X) and US GAAP (the “Interim Financial Statements”), the Interim Financial Statements to be delivered to the Purchaser no later than sixty (60) days from the date of the Purchaser’s request.

bb.	in the event that Closing Date occurs after the date on which the Purchaser’s ultimate parent corporation is required to file its annual report on Form 10-K for the year ended December 31, 2014, cause the consolidated carve-out statements to be prepared in accordance with U.S. GAAP and applicable Securities and Exchange Commission rules and regulations (including Regulation S-X) for the Business for the financial year ended December 31, 2014 and to be audited by the Seller’s auditors (the “2014 Financial Statement Audit”), and (ii) the results of the 2014 Financial Statement Audit to be delivered to the Purchaser no later than 60 days following the Closing Date (or such later date as Purchaser shall reasonably agree to following the request of Seller).

21.9	Release of Seller security

Purchaser will use best efforts to release Seller or any Seller’s Affiliate at Closing or as soon as reasonably possible after Closing from the securities granted by Seller or any of Seller’s Affiliates with respect to the German ATZ Liability.

21.10	Release of liens

To the extent the liens, pledges, mortgages, charges or other security interests or encumbrances set forth on Schedule 10.6(b) have not been released as of the Closing, Seller shall take such actions as are necessary to obtain such release as promptly as practicable following the Closing.

22. Confidentiality and Announcements

22.1	Information relating to the Business shall be Confidential Information of the Seller until the Closing Date, and of the Purchaser after the Closing.

22.2	For a period of five (5) years after the Signing Date, the Parties shall and shall cause their Affiliates to treat all Confidential Information of the relevant other Party as strictly confidential and shall refrain from disclosing it to any Third Parties, unless:

a.	such Confidential Information has been legally obtained from a Third Party which is not restricted from disclosing such Confidential Information by Law or regulation or, to the respective Party’s best knowledge after reasonable inquiry, by contractual obligations;

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b.	such Confidential Information has been independently developed by the respective Party without use or benefit of any of the Confidential Information of the respective other Party;

c.	such Confidential Information is generally available to the public or later becomes generally available to the public without a breach by a Party of its obligations under this Section 22;

d.	permitted in written form between the Parties; the Parties hereby agree that Confidential Information which is required for the Merger Control Filings or any other governmental approval may be disclosed to the respective Governmental Authorities; or

e.	the disclosure is required by Law or stock exchange regulations provided that any such disclosure shall only be made after providing the other Party with notice thereof in order to permit the other Party to seek an appropriate protective order or exemption.

22.3	Either Party may disclose Confidential Information to its Affiliates and its Affiliates’ officers and employees, brokers, lenders, insurers or professional advisors, provided that they are subject to confidentiality obligations with respect to such Confidential Information which are equivalent in scope and nature to the confidentiality obligations of the receiving Party hereunder on the basis of their employment or service agreements, enforceable rules of conduct or individual confidentiality or undertakings pursuant to which they have specifically agreed in written form to be bound by the receiving Party’s confidentiality obligations in this Agreement.

22.4	Without the prior written consent of the respective other Party which shall not be unreasonably withheld, no Party shall make any public announcement regarding this Agreement, unless required by Law or stock exchange regulations. At least five (5) Business Days prior to any permitted announcement, the Party wishing to make an announcement shall notify the other Party in written form and provide the other Party with the proposed wording and take any requests of the other Party into due consideration.

23. Notices

23.1	All notices, requests and other communication hereunder shall be made in written form in the English language and shall be (i) delivered personally, (ii) delivered by a recognized overnight courier service with confirmation of delivery, or (iii) sent by registered letter (Einschreiben) to the addresses below or to such other addresses as may be specified by any Party:

a.	If to Seller, to:

TRW Automotive Inc.

Attention: Assistant General Counsel

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Mr. Josef Hermes

Industriestraße 20

73553 Alfdorf

E-mail: Josef.Hermes@TRW.COM

with a copy to:

c/o TRW Automotive Inc.

Attention: Executive Vice President and General Counsel

12001 Tech Center Drive

Livonia, Michigan 48150

with a further copy to:

Gleiss Lutz Hootz Hirsch PartmbB Rechtsanwälte, Steuerberater

Attention: Dr. Detlef Bauer

Taunusanlage 11

60329 Frankfurt am Main

E-mail: detlef.bauer@gleisslutz.com

b.	If to Purchaser, to:

c/o Federal-Mogul Corporation

Attention: Senior Vice President and General Counsel

26555 Northwestern Highway

Southfield, Michigan 48033

Email: Brett.Pynnonen@FederalMogul.com

with a copy to:

DLA Piper LLP (US)

Attention: Jonathan Klein

1251 Avenue of the Americas

New York, New York 10020

E-mail: jonathan.klein@dlapiper.com

23.2	The receipt of copies of notices or other declarations hereunder by the Parties’ advisors shall not constitute or substitute the receipt of such notices or other declarations by the Parties themselves. Any notice or other declaration hereunder shall be deemed received by a Party regardless of whether any copy of such notice or other declaration hereunder has been sent to or received by an advisor of such Party, irrespective of whether the delivery of such copy was required under this Agreement.

24. Miscellaneous

24.1

All notarial fees, transfer taxes, stamp duties, Unrecoverable VAT, registration duties and other charges and costs payable in connection with the notarization, execution and completion of this Agreement and the transactions contemplated in this

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Agreement, including any fees for the Merger Control Clearances, shall be borne by the Purchaser, except where the legal incidence of such cost under applicable Law is imposed on the Seller. For the avoidance of doubt any (i) external auditing firm fees up to US$ 500,000.00 incurred by Seller or Seller´s Affiliates arising from audits performed in accordance with Section 21.8(b)(bb) and (ii) German real estate transfer tax, will be borne by Purchaser. All other costs and expenses incurred by a Party in connection with this Agreement (including the costs of professional advisors) shall be borne by the Party legally responsible for such costs. The Parties acknowledge and agree that the Purchase Price as determined under Section 7.1 shall be (i) increased by the amount to be borne by Purchaser under this Section 24.1 which is required by Law or otherwise to be paid by Seller or is actually paid by Seller, and (ii) reduced by the amount to be borne by Seller under this Section 24.1 which is required by Law or otherwise to be paid by Purchaser or is actually paid by Purchaser.

24.2	This Agreement and the transactions contemplated hereby shall be governed by, and be construed in accordance with, the Laws of the Federal Republic of Germany, without regard to principles of conflicts of Laws and without regard to the United Nations Convention on Contracts for the International Sales of Goods (CISG).

24.3	The courts of Stuttgart/Germany shall have exclusive jurisdiction to settle any disputes arising under or in connection with this Agreement.

24.4	This Agreement (together with all agreements to be entered into pursuant to this Agreement) comprises the entire agreement between the Parties in relation to the subject matter hereof. Any prior oral or written agreements or letters of intent that relate to the subject matter hereof shall be superseded by this Agreement.

24.5	This Agreement shall take precedence over any Local Sale and Transfer Agreement. To the extent that any Local Sale and Transfer Agreement shall be inconsistent with the terms and conditions of this Agreement, the Parties shall undertake to amend such Local Sale and Transfer Agreement such that it is consistent with the terms and conditions of this Agreement and, during the period and to the extent such amendment has not occurred or is not possible, shall put each other (including their Affiliates) in such economic position as if such amendment had occurred. The same shall apply in case any such inconsistencies with the terms and conditions of this Agreement arise due to any applicable mandatory local Laws.

24.6	All Schedules to this Agreement shall constitute an integral part of this Agreement. In the case of a conflict between any Schedule and the provisions of the body of this Agreement, the provisions of the body of this Agreement shall prevail.

24.7	Any amendments to this Agreement (including amendments to this Section 24.7) shall be valid only if made in written form, unless another form is required by mandatory Law.

24.8	This Agreement shall not grant any rights to, and is not intended to operate for, the benefit of Third Parties, in particular not any of the Sold Entities or Sold JV Entities, unless otherwise explicitly provided for herein.

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24.9	Except as explicitly otherwise provided for herein, neither Purchaser nor Seller shall be entitled to assign any rights or claims hereunder without the prior written consent of the other party; provided, however, that Purchaser may assign its rights under this Agreement in whole (or in part) and pursuant to one or more assignments at one or more time(s), upon written notice to, but without the prior written consent of, Seller (i) prior to the Closing, to any Purchaser Designee, (ii) following the Closing, in connection with the sale to a third party of all or substantially all of the assets of Purchaser’s and its Affiliates’ engine components business, in connection with the sale to a third party of all or substantially all of the equity interests of Purchaser and/or its Affiliates that conduct Purchaser and its Affiliates’ engine components business, or in connection with or pursuant to any deemed assignment under applicable Law as a result of any merger or consolidation, provided that any such assignment shall not relieve Purchaser of its obligations hereunder, (iii) in connection with any sale of any of the assets of the Business to a third party, to the extent related to such assets, (iv) following the Closing, in connection with an internal restructuring of Purchaser’s business or a spin-off or similar transaction following the consummation of which the shareholding of Federal-Mogul Corporation is unchanged, or (v) at any time, to any third-party lenders of Purchaser or any of its Affiliates for collateral security purposes in connection with any debt financing. Any assignment, including assignments by operation of law such as mergers, dissolutions, reorganizations, the sale of the capital stock and the like, in violation of this Section 24.10 shall be null and void and of no force and effect. No Party shall take any action that would cause such Party to be unable to satisfy its obligations under this Agreement. The terms and conditions of this Agreement shall be binding on, and inure to the benefit of, the Parties and their respective successors and permitted assigns.

24.10	Except as explicitly otherwise provided for herein, neither the Purchaser nor the Seller shall be entitled to set-off (Aufrechnung) or retention (Zurückbehaltung) with respect to any rights or claims hereunder unless the right or claim of Purchaser or Seller has been acknowledged in written form by the other Party or has been confirmed by final decision of a competent court or arbitration court.

24.11	If any of the provisions of this Agreement shall be or become invalid and cannot be amended by reduction in its permissible scope (geltungserhaltende Reduktion), the remainder of this Agreement shall remain valid. The invalid provision shall be replaced by a provision which shall come as close as possible to the economic purpose of the invalid provision. Any gaps (Regelungslücken) in this Agreement shall be filled by a provision which the Parties in a reasonable weighing of their respective interests as prudent business people would in good faith have agreed to if they had considered the matter which is not covered by this Agreement (ergänzende Vertragsauslegung).

24.12

At such time as Purchaser is no longer resident in Germany, Purchaser shall appoint a joint agent for service of process (Zustellungsbevollmächtigter) (the “Purchaser Service Agent”) for all legal Proceedings involving Purchaser arising out of or in connection with this Agreement. Purchaser shall only be entitled to terminate the appointment of the Purchaser Service Agent upon appointment of another Purchaser Service Agent who is a lawyer (Rechtsanwalt) admitted and domiciled in Germany

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and upon notification of such appointment to Seller. Without undue delay upon the appointment of any new Purchaser Service Agent, Purchaser shall issue a written power of attorney (Vollmachtsurkunde) to the Purchaser Service Agent and shall instruct the Purchaser Service Agent to submit such power of attorney in connection with any service of process hereunder.

24.13	Seller hereby appoints Mr. Josef Hermes, Industriestraße 20, 73553 Alfdorf as its agent for service of process (Zustellungsbevollmächtigter) (the “Seller Service Agent”) for all legal Proceedings involving Purchaser arising out of or in connection with this Agreement. Seller shall only be entitled to terminate the appointment of the Seller Service Agent upon appointment of another Seller Service Agent who is a lawyer (Rechtsanwalt) admitted and domiciled in Germany and upon notification of such appointment to Purchaser. Without undue delay after the Signing Date and upon the appointment of any new Seller Service Agent, Seller shall issue a written power of attorney (Vollmachtsurkunde) to the Seller Service Agent and shall instruct the Seller Service Agent to submit such power of attorney in connection with any service of process hereunder.

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Signatures

TRW AUTOMOTIVE INC.:

/s/ Joe Cantie
Name:	Joe Cantie
Position:	Executive Vice President and Chief Financial Officer

PLATIN 1058. GmbH:

/s/ Rainer Jueckstock
Name:	Rainer Jueckstock
Position:	Signed under Power of Attorney dated September 5, 2014

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LIST OF SCHEDULES

Schedule (B)	Sold Entities

Schedule (C)	JV Entities

Schedule (D)	Asset Selling Subsidiaries

Schedule 2.2(f) (A)	Acceptance Notice

Schedule 2.2(f) (B)	Rejection Notice

Schedule 3.1(c)(aa)	Fixed Assets

Schedule 3.1(c)(ee)	Sold IP Rights

Schedule 3.3	Other Assumed Liabilities

Schedule 3.4(b)	Inter-Company Financings

Schedule 4.5	Retention Agreements

Schedule 6.3	Dacice Lease Term Sheet

Schedule 7.1	Purchase Price Sample Calculation

Schedule 7.2(b)	Base Purchase Price Allocation

Schedule 7.3(a)	Financial Debt

Schedule 7.3(b)	Cash

Schedule 7.3(c)	Net Working Capital

Schedule 9.2(a)	Merger Control Clearances

Schedule 9.3(f)	Contracts Requiring Consent

Schedule 9.5	Purchaser Payment

Schedule 10.2(c)	Articles of Association

Schedule 10.3(b)	Encumbrances on Shares

Schedule 10.3(c)	Outstanding Contributions or Obligations

Schedule 10.3(d)	Subsidiaries

Schedule 10.4(a)	Annual Financial Statements

Schedule 10.4(b)	Consolidated Carve-out Statements

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Schedule 10.5(a)	Mono Use IP Rights

Schedule 10.5(b)	Encumbrances of Mono Use IP Rights

Schedule 10.5(c)	Pending Proceedings of IP Rights

Schedule 10.6(a)	Assets

Schedule 10.6(b)	Encumbrances on Assets

Schedule 10.7(a)	Real Property of the Business

Schedule 10.7(b)	Leased Real Property

Schedule 10.8(c)	Collective Bargaining Agreements

Schedule 10.8(d)	Material Employee Benefit Plans

Schedule 10.9(a)	Compliance with Public Permits and Environmental Permits

Schedule 10.9(c)	Compliance with health and safety Laws

Schedule 10.9(d)	Releases

Schedule 10.9(g)	Environmental Proceedings

Schedule 10.10(a)	Material Agreements

Schedule 10.10(b)	Contract Compliance

Schedule 10.10(d)	Customers and Suppliers

Schedule 10.11(a)	Compliance with Laws

Schedule 10.11(b)	Subsidies

Schedule 10.12	Litigation

Schedule 10.13	Insurance

Schedule 10.14	Intra-group Arrangements

Schedule 10.18	Undisclosed Liabilities

Schedule 10.19	Absence of Changes

Schedule 10.20(h)	Tax Sharing Agreements

Schedule 10.20(l)	Partnerships

Schedule 10.20(n)	Tax Residency

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Schedule 10.20(q)	FATCA Tax Classification

Schedule 10.20(r)	Mexican Tax Authority Filings

Schedule 10.21	Seller’s Knowledge

Schedule 13.2(a)	Existing Environmental Conditions

Schedule 13.2(d)	Investigated Sites

Schedule 13.4(g)	Risk-Assessment Principles

Schedule 13.7	Other Remediation Matter

Schedule 14.1	Existing Product Claims

Schedule 14.2	Excluded Warranty Claims

Schedule 18.1(g)	Software Licenses, Support Licenses and Application Licenses

Schedule 18.2(b)	Tax obligations of the Sold Entities and JV Majority Participations

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